Form 20-F
period 2024-12-31
CDT Environmental Technology Investment Holdings Ltd
filed 2025-05-15
CIK 1793895

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 10,825,000 ordinary shares issued and outstanding, par value $0.0025 per ordinary share.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“CDT Cayman,” the “Company,” “we,” “us” and “our” refer to CDT Environmental Technology Investment Holdings Limited, a Cayman Islands holding company, and its subsidiaries: CQ BVI, CDT BVI, Ultra HK, Shenzhen CDT and CDT HK. See “Item 4. Information on the Company-History and Development of the Company” for additional details.

●	“CQ BVI” refers to Chao Qiang Holdings Limited, a holding company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of CDT Cayman.

●	“CDT BVI” refers to CDT Environmental Technology Group Limited, a holding company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of CDT Cayman.

●	“Ultra HK” refers to Ultra Leader Investments Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of CQ BVI.

●	“Shenzhen CDT” refers to Shenzhen CDT Environmental Technology Co., Ltd., a company established under the laws of the PRC and a 15% subsidiary of Ultra HK and 85% subsidiary of CDT HK.

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan. “RMB” or “Renminbi” refers to the legal currency of China. “HKD” or “HK$” refers to the legal currency of Hong Kong. “$” or “U.S. dollars” refers to the legal currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our functional currency is RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities are translated into U.S. dollars at the unified exchange rates as quoted by the People’s Bank of China as of the balance sheet dates, the statements of income are translated using the average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Translation adjustments included in accumulated other comprehensive income (loss) amounted to $2,210,909, $2,009,421, $1,490,621 as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024 and 2023 were translated at 7.19 RMB and 7.08 RMB to $1.00, respectively, and at 7.77 HKD and 7.81 HKD to $1.00, respectively. The shareholders’ equity accounts are stated at their historical exchange rates. The average translation rates applied to the statements of income accounts for the years ended December 31, 2024, 2023 and 2022 were 7.14 RMB, 7.05 RMB, and 6.73 RMB to $1.00, respectively, and were 7.80 HKD, 7.83 HKD, and 7.83 HKD to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translations from RMB to U.S. dollars were made at RMB 7.2993 to $1.00, the noon buying rate on December 31, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Our Corporate Structure and Contractual Arrangements with the VIE

It is important to note that CDT Cayman is not a Chinese operating company but a Cayman Islands holding company with no operations of its own that uses a structure that involves a variable interest entity, or VIE, based in China. Investors in CDT Cayman’s ordinary shares are not purchasing equity interest in operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. CDT Cayman’s subsidiaries and the VIE and the VIE’s subsidiaries conduct operations in China. The VIE is consolidated for accounting purposes but it is not an entity in which CDT Cayman or its subsidiaries own equity.

ii

 FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	dependence on a few customers;

●	competition in our markets;

●	continued market acceptance of our products;

●	exposure to product liability and defect claims;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Item 3. Key Information-D. Risk Factors.”

You should refer to the section titled “Item 3. Key Information-D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

iii

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

A failure to obtain financing could prevent us from executing our business plan or operate as a going concern

We anticipate that current cash resources and opportunities will be insufficient for us to execute our business plan for twelve months after the date these financial statements are issued. It is possible that if future financing is not obtained, we will not be able to operate as a going concern. We believe that securing substantial additional sources of financing is possible, but there is no assurance of our ability to secure such financing. A failure to obtain additional financing could prevent us from making necessary expenditures for advancement and growth to partner with businesses and hire additional personnel. If we raise additional financing by selling equity, or convertible debt securities, the relative equity ownership of our existing investors could be diluted, or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs and be subject to adverse consequences in the event of a default. Any equity capital raised may result in substantial dilution in the number of outstanding shares of our Common Stock.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

In addition to the net proceeds raised in our initial public offering, we may need to obtain additional debt or equity financing to fund future capital expenditures. We anticipate seeking additional financing in the immediate future. Any additional equity financing may result in dilution to the holders of our outstanding ordinary shares. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business. We cannot guaranty that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

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

Future sales of a substantial number of our ordinary shares by our existing shareholders in addition to the shares offered by this prospectus could cause our stock price to decline.

As of May 7, 2025, there were 12,325,000 of our ordinary shares outstanding. All of the ordinary shares sold in our initial public offering became eligible for sale immediately upon issuance in the initial public offering. Additional shares are eligible for sale in the public market upon expiration of the remaining unexpired lock-up agreements entered into in connection with our initial public offering. On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which authorizes the issuance of up to 1,500,000 Class A ordinary shares. In connection with the 2025 Plan, we filed a registration statement on Form S-8 with the SEC on February 14, 2025. As of May 7, 2025, all 1,500,000 Class A ordinary shares registered under the Form S-8 have been issued. Subject to any applicable lock-up agreements, pursuant to Rule 144 under the Securities Act as in effect on the date hereof, or Rule 144, a person who holds restricted ordinary shares (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of ordinary shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available. It is conceivable that following the holding period, many shareholders may wish to sell some or all of their shares. If our shareholders sell substantial amounts of our ordinary shares in the public market at the same time, the market price of our ordinary shares could decrease significantly due to an imbalance in the supply and demand of our ordinary shares. Even if they do not actually sell the ordinary shares, the perception in the public market that our shareholders might sell significant ordinary shares could also depress the market price of our ordinary shares.

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

While the Company’s supply chain is entirely domestic, fluctuations in global commodity prices (e.g., steel, plastic raw materials) or RMB exchange rate volatility could indirectly impact project costs. For example, rising prices of imported raw materials (e.g., iron ore, crude oil) driven by U.S.-China trade tensions may lead to higher domestic material costs, affecting project profitability.

Our revenue will decrease if the industries in which we and our customers operate experience a protracted slowdown.

We are subject to general changes in economic conditions impacting the economy. If the industries in which we and our customers operate do not grow or if there is a contraction in these industries, including if government spending is affected, demand for our business will decrease. Demand for our business is typically affected by a number of overarching economic factors, including interest rates, environmental laws and regulations, government spending, including the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall economy. If there is a decline in economic activity in China and the markets in which we operate or a protracted slowdown in industries upon which we rely for our sales, demand for our projects, products and our revenue will likewise decrease which would have a materially adverse effect on our business. Economic downturns in China and abroad have previously adversely impacted our project activity by decreasing demand for our services.

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

For the year ended December 31, 2024, three vendors accounted for 13.1%, 14.8%, and 14.7%, respectively of our total purchases, and three vendors accounted for 17.8%, 15.2%, and 11.2%, respectively, of our accounts payable. For the year ended December 31, 2023, one vendor accounted for 27.3% of our total purchases, and no vendors accounted for more than 10.0% of our accounts payable. For the year ended December 31, 2022, two vendors accounted for 19.7% and 10.0%, respectively, of our total purchases, and two vendors accounted for 12.6% and 10.9%, respectively, of our accounts payable. We generally do not have long term agreements or arrangements with our vendors. Our decision in choosing vendors is typically based on the compressive consideration of multiple factors including, among others, pricing, location, delivery terms and line of credit. Our vendors generally provide us with standard parts used in sewage treatment and integrated sewage treatment equipment. Any difficulty in replacing such vendors could negatively affect our performance. If we are prevented or delayed in obtaining products, or components for products, due to political, civil, labor or other factors beyond our control that affect our vendors, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. Such delays could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

One or a few customers have in the past, and may in the future, represent a substantial portion of our total revenues in any one year or over a period of several years. For example, for the year ended December 31, 2024, five customers accounted for 22.1%, 21.1%, 15.9%, 13.7% and 12.2%, respectively, of our total revenues , and four customers accounted for 25.0%, 16.3%, 14.3%, and 13.1%, respectively, of our accounts receivable. For the year ended December 31, 2023, two customers accounted for 23.4% and 10.2%, respectively, of our total revenues, and two customers accounted for 13.0% and 12.3%, respectively, of our accounts receivable. For the year ended December 31, 2022, three customers accounted for 48.5%, 15.2%, and 14.6%, respectively, of our total revenues, and four customers accounted for 18.2%, 15.1%, 12.9% and 11.2%, respectively, of our accounts receivable.

Our accounts receivable increased by approximately $23.1 million during the year ended December 31, 2024. The increase was primarily due to a longer collection cycle for the year ended December 31, 2024, driven by delays in the government billing approval process as a result of the ongoing economic downturn in the PRC. A significant change in the liquidity or financial position of any of our significant customers could have a material impact on the collectability of our accounts receivable and our future operating results. The liquidity of our operations highly depends on the timing of payments from our major customers, and should any delay of payment from them occur, our operations and liquidity may be impacted. Any decreased collectability of accounts receivable, bankruptcy, or early termination of agreements due to deterioration in economic conditions could also negatively impact our results of operations.

For the fiscal year ended December 31, 2024, 22.1% of our total revenue was derived from the Jianyang Sewage Treatment Improvement Project. We expect this percentage to decline following the completion of this project. We entered into an agreement to undertake the Jianyang Sewage Treatment Improvement Project in December 2023, with a total contract value of RMB 85 million (approximately US$11.82 million). We began preliminary construction and material procurement in December 2023, and we expect to complete the entire project by December 2025. The key terms of our agreement for the Jianyang Sewage Treatment Improvement Project include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

For the fiscal year ended December 31, 2024, 21.1% of our total revenue was generated from the Xinjiang Project. We expect this percentage to decline upon completion of this project. We entered into an agreement for the Xinjiang Project in August 2024, with a total contract value of RMB 66 million (approximately US$9.18 million). We commenced preliminary construction and material procurement in August 2024, and we expect to complete the entire project by August 2025. The key terms of our agreement for the Xinjiang Project include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

For the fiscal year ended December 31, 2024, 15.9% of our total revenue was derived from the Sichuan Ya'an Project. We expect this percentage to decline following the completion of this project. We entered into an agreement for the Sichuan Ya'an Project in August 2024, with a total contract value of RMB 44 million (approximately US$6.12 million). We began project construction in August 2024, and we expect to complete the entire project by August 2025. The key terms of our agreement for the Sichuan Ya'an include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

For the fiscal year ended December 31, 2024, 13.7% of our total revenue was derived from the Zhongshan Substandard Water Body Treatment Project. We entered into an agreement for this project in April 2021, with a total contract value of RMB 180 million (approximately US$25.04 million), and it was completed in December 2024. The key terms of our agreement for the Zhongshan Substandard Water Body Treatment Project include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

For the fiscal year ended December 31, 2024, 12.2% of our total revenue was derived from the Jimei Guankou Project Phase V. We entered into an agreement for this project in April 2024, with a total contract value of RMB 30 million (approximately US$4.17 million). We expect to complete this project by June 2025. The key terms of our agreement for the Jimei Guankou Project Phase V include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

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

As of December 31, 2024, we had 76 employees, of whom 73. were full-time employees, 3 were part-time employees  and all were located in China. As our Company matures, we expect to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of certain markets in China. Future growth would impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that these direct or indirect shareholders of our company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected. In addition, non-U.S. shareholders may experience unfavorable tax consequences if such non-U.S. shareholders are determined to be a resident enterprise for PRC tax purposes. See “Item 4. Information on the Company-Regulation-Legal Regulations on Tax in the PRC” and “Item 10. Additional Information-E. Taxation- PRC Taxation” for further information.

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

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. The core of our business is our proprietary systems and technology, together with our experience and expertise in waste treatment services, particularly in rural sewage treatment and septic tank treatment. As of December 31, 2024, we had 2 invention patents, 34 utility model patents and 3 trademarks. We are continually working to upgrade our quick separation technology and septic tank treatment systems through independent research and development and partnerships with third-party institutions to further develop our mobile septic tank treatment system.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC law still restricts certain foreign investments in China, and such laws are continually evolving, as more fully described under “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Foreign Investment”. China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual arrangements and rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information-D. Risk Factors-Risks Related to our Ordinary Shares-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect customers’ spending levels. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, and we cannot provide any assurances as to whether such actions will occur or the form that they may take. Escalation of U.S.-China trade tensions could slow China’s economic growth, potentially reducing local government fiscal capacity for rural environmental infrastructure projects. Delays in policy implementation, subsidies, or project approvals may adversely affect the Company’s revenue recognition and cash flow.”

Our current sewage treatment system customers are primarily state-owned companies in China and the end users of our system are primarily local governments in China, and the payment approval process from local governments is complex, which may increase our days sales outstanding and could impact our liquidity should any major delay of payment from our major customers occur.

Our current sewage treatment system customers are primarily state-owned companies in China and the end users of our system are primarily local governments in China. The payment approval process from local governments is complex as it requires us to go through several procedures and typically takes a longer period of time as all of the proper inspection documents must be provided in order for funds to be released. In addition, there are other contractors also working on the job sites for the non-sewage treatment related sections and the inspectors sometimes require the other contractors to complete their sections before the full projects can be inspected. As a result, our days sales outstanding rose from 171 days at December 31, 2017 to 180 days at December 31, 2018 to 306 days at December 31, 2019 to 615 days at December 31, 2020, decreased to 204 days at December 21, 2021, then increased to 220 days at December 31, 2022, then increased to 262 days at December 31, 2023, then to 455 days at December 31, 2024. The liquidity of our operations highly depends on the timing of payment from our major customers, and should any major delay of payment from them occur, our operations and liquidity may be impacted.

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

We, CDT Cayman, are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. To date, we, CDT Cayman and our subsidiaries, have been funded through shareholder capital contributions, bank loans, third party loans and related party loans. As of December 31, 2024, these consisted of shareholder capital contributions of $11.2 million, which are reflected as par value and additional paid-in capital in the condensed consolidated financial statements included elsewhere in this annual report, bank loans of $1.8 million, third party loans of $0.8 million and related party loans of $2.8 million. See the consolidated statements of change in shareholders’ equity on page F-6 and Notes 10 and 11 on pages F-25 through F-27 of the notes to the condensed consolidated financial statements included elsewhere in this annual report. We may in the future also rely on dividends and other distributions on equity from our PRC subsidiaries. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a FIE is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Our products and projects are mainly used in the fields of rural sewage treatment and septic tank treatment in urban and rural areas. We believe our business is in line with China’s current focus on environmental protection policies, particularly the Water Pollution Prevention and Control Action Plan, also known as the Water Ten Plan, and the 13th Five Year Plan for National Economic and Social Development of the PRC (2016-2020), also known as the 13th Five Year Plan. However, should China alter its environmental policies towards less regulation, we believe demand for our products could decrease, adversely impacting our results of operations, cash flows and financial position.

Governmental control of currency conversion may limit our ability to utilize our earnings effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency into or out of China, which essentially may restrict the ability to transfer funds into or out of China. We receive all of our revenues in Renminbi through our subsidiaries. Under our current corporate structure, we, CDT Cayman, a Cayman Islands holding company, may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. To date, we, CDT Cayman and our subsidiaries, have been funded through shareholder capital contributions, bank loans, third party loans and related party loans. . As of December 31, 2024, these consisted of shareholder capital contributions of $11.2 million, which are reflected as par value and additional paid-in capital in the condensed consolidated financial statements included elsewhere in this annual report, bank loans of $1.8 million, third party loans of $0.8 million and related party loans of $2.8 million. See the condensed consolidated statements of change in shareholders’ equity on page F-6 and Notes 10 and 11 on pages F-25 through F-27 of the notes to the consolidated financial statements included elsewhere in this annual report. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2024, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, and we cannot assure you that these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. When a registered overseas special purpose company changes basic information such as its Chinese resident individual shareholders, name or operating terms, or changes important matters such as capital increase, capital reduction, equity transfer or replacement, merger or division of Chinese resident individual shareholders, it shall promptly go through the registration formalities for changes in foreign exchange for overseas investment with the SAFE. According to the provisions of SAFE Circular 37, except for Yunwu Li, no other relevant personnel of this listing are required to register foreign exchange or foreign exchange changes. As of the date of this annual report, to our knowledge, Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT, had completed the foreign exchange registration, but had not completed the related change registration and remains in the process of completing such registration. The completion of Yunwu Li’s change registration will affect the procedure of transferring any dividends he obtains from CDT Cayman to China. However, the net proceeds from our initial public offering which must be remitted to China will not be affected since Shenzhen CDT previously completed the foreign direct investment foreign exchange registration in 2016. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our lack of internal audit function to establish formal risk assessment process and internal control framework.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F. Once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our common stock is subject to the “penny stock” rules of the SEC and the trading market in the securities is limited, which makes transactions in our common stock cumbersome and may reduce the value of an investment in our common stock.

Rule 15g-9 under the Exchange Act establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person’s account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information, investment experience, and investment objectives of the person and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market could occur at any time. As of May 7, 2025, there are 12,325,000 outstanding ordinary shares. Of that amount, 8,555,816 shares are currently restricted as a result of securities laws and/or lock-up agreements, but will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our directors, officers and principal shareholders holding 5% or more of our ordinary shares, collectively, control approximately 51.526% of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

The economic substance legislation of the Cayman Islands may impact us and our operations.

The Company is subject to Cayman Islands economic substance legislation (“ESA”) requiring that, where the Company carries on a relevant activity (as defined in the ESA), it must maintain economic substance within the Cayman Islands, including adequate premises and employees within the Cayman Islands. As an entity subject to the ESA, the Company is required to assess its operations to determine the required compliance (if any) with the ESA, to file an annual notification with the Cayman Islands Registrar of Companies disclosing whether the Company is carrying out any relevant activities within the meaning of the ESA and an annual return with the Department of International Tax Co-Operation. Where applicable, the Company must establish that its operations satisfy the economic substance requirements of the ESA. The Company is required to monitor its operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject the Company to penalties under the ESA.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and register of mortgages) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We do not follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our memorandum and articles of association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares, subject to the provisions of the memorandum and articles of association .

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, to the extent that we follow other home country practices, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company Consequences.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

CDT Environmental Technology Investment Holdings Limited, or CDT Cayman, is a holding company incorporated on November 28, 2016, under the laws of the Cayman Islands. CDT Cayman has no substantive operations other than holding all of the outstanding equity of Chao Qiang Holdings Limited, or CQ BVI, established under the laws of the British Virgin Islands on December 14, 2015, and all of the outstanding equity of CDT Environmental Technology Group Limited, or CDT BVI, established under the laws of the British Virgin Islands on June 26, 2015. Our registered office in the Cayman Islands is located at the office of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands. Our registered office is located at C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan District, Shenzhen, telephone no. +86-0755-86667996. Our website may be found at https://www.cdthb.cn/en/index.ph]. The information on our website is not a part of, and is not incorporated into, this document. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by CDT Cayman are available to the public on the SEC website at www.sec.gov (commission file number 1-42007).

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

As a result, immediately prior to our initial public offering, our authorized ordinary share capital was 20,000,000 ordinary shares with a par value of $0.0025 each and there were 9,200,000 issued and outstanding ordinary shares with a par value of $0.0025 each. As of the date of this annual report, there are 12,325,000 issued and outstanding ordinary shares with a par value of $0.0025 each.

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

CDT Cayman, through Ultra HK and CDT HK, hold 100% of the outstanding equity of Shenzhen CDT. See “Item 4. Information on the Company-C. Organizational Structure.”

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter CDT Cayman at the close of an equity offering, including our initial public offering, the funds can be directly transferred to CDT BVI, then transferred to CDT HK, and then to subordinate PRC entities through Shenzhen CDT, subject to applicable PRC regulations, as noted below. The net proceeds from our initial public offering must be remitted to China before we will be able to use the funds to grow our business in China.

Any funds we transfer to our PRC subsidiaries, including those received from our initial public offering, must be transferred either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China, which may take several months. The net proceeds from our initial public offering must be remitted to China before we will be able to use the funds to grow the business in China. The procedure to remit funds has taken several months and may take several more months, and we will be unable to use any offering proceeds in China until remittance is completed. An increase in registered capital procedure requires prior approval from each of the respective local counterparts of the MOFCOM, the SAMR, and the SAFE. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Further, any medium-or long- term loan to be provided by us to our PRC subsidiaries must be approved by the NDRC and the SAFE or its local branches.

Further, SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. When a registered overseas special purpose company changes basic information such as its Chinese resident individual shareholders, name or operating terms, or changes important matters such as capital increase, capital reduction, equity transfer or replacement, merger or division of Chinese resident individual shareholders, it shall promptly go through the registration formalities for changes in foreign exchange for overseas investment with the SAFE. According to the provisions of SAFE Circular 37, except for Yunwu Li, no other relevant personnel of this listing are required to register foreign exchange or foreign exchange changes. As of the date of this annual report, to our knowledge, Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT, had completed the foreign exchange registration, but had not completed the related change registration and remains in the process of completing such registration. The completion of his change registration will affect the procedure of transferring any dividends he obtains from CDT Cayman to China. Yunwu Li will not be able to process the remittance of profits and dividends before completing the registration of foreign exchange changes in overseas investments. However, the net proceeds from our initial public offering which must be remitted to China were not affected since Shenzhen CDT previously completed the foreign direct investment foreign exchange registration in 2016. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

3. As of the date of this annual report, no cash and other asset transfers have occurred among us, CDT Cayman, and our subsidiaries; no dividends or distributions by any subsidiary have been made to date to us, CDT Cayman, or to investors; and no transfers, dividends or distributions have been made by us, CDT Cayman, to our subsidiaries or to U.S. investors to date. For the foreseeable future, we intend to retain all available funds and any future earnings to fund the development and expansion of our business. As a result, we do not expect to pay any cash dividends. To date, we, CDT Cayman and our subsidiaries, have been funded through shareholder capital contributions, bank loans, third party loans and related party loans. See the condensed consolidated statements of change in shareholders’ equity on page F-6 and Notes 10 and 12 on pages F-25 through F-27 of the notes to the condensed consolidated financial statements included elsewhere in this annual report. As of December 31, 2024, these consisted of shareholder capital contributions of $11.1 million, which are reflected as par value and additional paid-in capital in the condensed consolidated financial statements included elsewhere in this annual report (see the condensed consolidated statements of change in shareholders’ equity on page F-6 of the condensed consolidated financial statements included elsewhere in this annual report), bank loans of $1.8 million (see Note 10 on pages F-27 and F-28 of the notes to the condensed consolidated financial statements included elsewhere in this annual report), third party loans of $0.8 million (see page F-27 of Note 11 of the notes to the condensed consolidated financial statements included elsewhere in this annual report) and related party loans of $2.8 million (see page F-28 of Note 12 of the notes to the condensed consolidated financial statements included elsewhere in this annual report). See the condensed consolidated statements of change in shareholders’ equity on page F-6 and Notes 10 and 12 on pages F-25 through F-28 of the notes to the condensed consolidated financial statements included elsewhere in this annual report. As of the date of this annual report, none of CDT Cayman or its subsidiaries has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

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

The core of our business is our proprietary systems and technology, together with our experience and expertise in waste treatment services, particularly in rural sewage treatment and septic tank treatment. As of December 31, 2024, we had 2 invention patents, 34 utility model patents and 3 trademarks. We are continually working to upgrade our quick separation technology and septic tank treatment systems through independent research and development and partnerships with third-party institutions to further develop our mobile septic tank treatment system.

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

We believe our quick separation technology is effective in treating sewage at small scales. Other methodologies include MBR, A2/O and A/O. MBR is able to convert sewage into high-quality clean water, but typically requires high capital investment and therefore is usually found in large, centralized treatment plants. A2/O and A/O are economically feasible for decentralized sewage treatment, but produce unstable treated water which sometimes fails to meet the national standards for sewage discharge. Our quick separation technology has the following advantages, which we believe outweigh the disadvantages, such as the need to use additional chemicals to reduce sulfur in wastewater and the low level, at times, of the biochemical oxygen demand level in the quick separation tank, which can make it difficult to sustain the microorganisms in the quick separation balls without additional carbon sources:

●	high quality of outflowing water (Grade IA) - combines aerobic and anaerobic process inside quick separation balls and thus is more efficient in decomposition of organic matter and nitrogen;

●	efficient construction and startup - microorganisms are fixed inside the quick separation balls with no additional time for cultivation and domestication of microorganisms;

●	compact structure;

●	high degree of automation;

●	low operating cost;

●	lifespan of more than 10 year without replacement of key components;

●	customized design for each plant

●	prevent abrupt increase of sewage inflows and contamination;

●	reduced odor; and

●	reduced waste by-products.

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

Our Customers

Our current customers are primarily local governments, state-owned companies and residential and business property management companies in China. We determine a particular customer’s credit limits based on its size, creditworthiness and financial strength to limit the likelihood of nonpayment. Our largest customer in the year ended December 31, 2024 accounts for 22.1% of our total revenues in such period. Our largest customer in the year ended December 31, 2023 accounted for 23.4% of our total revenues in such period. Our largest customer in the year ended December 31, 2022 accounted for 48.5% of our total revenues in such period.

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

Our research and development expense was $61,786 during the year ended December 31, 2024, $80,948 during the year ended December 31, 2023, and $112,668 during the year ended December 31, 2022. We intend to continue to invest in research and development to support and enhance our existing products and services and to develop future product and service offerings to enhance our position in the market.

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

We believe our patents and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2024, we had 2 invention patents, 34 utility model patents and 3 trademarks.

We cannot assure you that any patents will be issued from any of our pending applications. In addition, any rights granted under any of our existing or future patents may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary technology without authorization or to develop similar technology independently. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or to protect our trade secrets. Additional information about the risks relating to our intellectual property is provided under “Item 3. Key Information-D. Risk Factors-Risks Related to Intellectual Property.”

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

Employees and Human Capital

As of December 31, 2024, we had 76 employees, of whom 73. were full-time employees, 3 were part-time employees and all were located in China. Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security of China on September 6, 2011, and was amended on December 13, 2024, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

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

As of December 31, 2024, Shenzhen CDT and its subsidiaries failed to pay social insurance premiums in full and on time for 76 employees. According to the Provisional Regulations on the Collection and Payment of Social Insurance Premiums, because Shenzhen CDT and its subsidiaries did not pay the social insurance premiums in full for all employees, premium collection agencies may order them to pay or make up the arrears and may impose an overdue fine. If Shenzhen CDT fails to pay such overdue fine, they may be further fined.

As of December 31, 2024, Shenzhen CDT and its subsidiaries failed to pay the housing provident fund for 62 employees. According to the Regulations on the Administration of Housing Provident Fund, due to the failure to pay the housing provident fund for all employees, Shenzhen CDT may be ordered with a deadline for payment from the Housing Provident Fund Management Center. In addition, if Shenzhen CDT does not make the housing accumulation fund deposit registration or does not establish the housing provident fund account for the employees, the housing provident fund management center will order a deadline for payment, and if Shenzhen CDT fails to pay the housing provident fund within the deadline, it will be imposed a fine of not less than RMB 10,000 (approximately $1,500) and not more than RMB 50,000 (approximately $7,500).

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

As of December 31, 2024, to our knowledge, Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT, had not completed the change registration and was in the process of registration.

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

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

The Catalogue of Encouraged Industries for Foreign Investment (2022 Edition), or the ‘Encouraging Catalogue (2022 Edition), was jointly promulgated by the NDRC and the MOFCOM on October 26, 2022, which became effective on January 1, 2023. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Edition), or the Negative List (2024 Edition), was jointly promulgated by the NDRC and the MOFCOM on September 6, 2024, which came into effect on November 1, 2024. The Negative List (2024 Edition) and the Encouraging Catalogue (2022 Edition) contain specific provisions guiding market access of foreign capital, stipulating in detail the rules of entry according to the categories of encouraged industries, restricted industries and prohibited industries. Industries not listed in the Negative List (2024 Edition) are generally open to foreign investment unless specifically prohibited or restricted by other PRC laws and regulations. Foreign investment in the encouraged category is entitled to certain preferential treatment and incentives extended by the government, while foreign investment in the restricted category is permitted but subject to certain restrictions under the PRC laws. Foreign investment in the prohibited category is not allowed. According to the Negative List and the Encouragement Catalogue, we, through our subsidiaries, are a waste treatment company, and we are not operating in any restricted industries or prohibited industries. We are operating in an encouraged industry, and the industry is open to foreign investment.

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

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December, 29 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023 , the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and limited stock companies.

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

D. Property, Plant and Equipment

Our principal executive office is located at C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan District, Shenzhen, China, 518057, where we lease approximately 3,440 square feet of office space. We lease this space under a lease that terminates on September 30, 2025.  We previously leased a facility located at No.2, Shangping Road, Shangchen Industrial Park, Jianyang District, Nanping City, Fujian Province, China, consisting of approximately 5,382 square feet of factory space, which has been terminated prior to the original lease expiration date of July 31, 2024. We also lease other spaces that we do not view to be material to our business.

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

The core of our business is our proprietary systems and technology, together with our experience and expertise in waste treatment services, particularly in rural sewage treatment and septic tank treatment. As of December 31, 2024, we had 2 invention patents, 34 utility model patents and 3 trademarks. We are continually working to upgrade our quick separation technology and septic tank treatment systems through independent research and development and partnerships with third-party institutions to further develop our mobile septic tank treatment system.

We have grown rapidly since our inception. We generate revenues primarily from establishment and setup of sewage treatment systems installation with government and non-government contracts and providing sewage treatment services for sewage systems. Our total revenues decrease by approximately $4.4 million, or 13.0%, to approximately $29.8 million for the year ended December 31, 2024 as compared to approximately $34.2 million for the year ended December 31, 2023. This decrease was primarily attributed to ongoing work related to three new project during the year ended December 31, 2024, compared to four new projects in the same period of 2023, and fewer projects in progress or completed in 2024. The reduced project activity was largely driven by decreased demand for the Company’s services due to the economic downturn in the People’s Republic of China (the “PRC”).

In contrast, our total revenues gained upward momentum by increasing approximately $5.4 million, or 18.6%, to approximately $34.2 million for the year ended December 31, 2023 as compared to approximately $28.8 million for the same period in 2022. The increase was mainly due to the recovery from COVID-19, as demand for our services rebounded following the lifting of restrictions in China.

As of March 31, 2025 , we had two projects in backlog,  which are referred to as the Xinjiang Project and Sichuan Anya Project. Both Xinjiang and Sichuan Anya Project were signed and commenced in August 2024. Per the agreements for the projects, the total tentative contracted amount of the two projects is approximately RMB 110.0 million ($15.4 million), consisting of the tentatively fixed amount of RMB 66.0 million (approximately $9.20 million) for the Xinjiang Project, and the tentatively fixed amount of RMB 44.0 million (approximately $6.1 million) for the Sichuan Anya Project, per the terms of the agreements. Key terms of the agreements for the four projects include:

●	the project name and location;

●	duration, price and payment terms;

●	quality, safety and construction requirements; and

●	breach of contract terms.

We are also in the process of acquiring three projects for our sewage treatment systems, which are expected to be signed and commenced by the third quarter of 2025. There  can be no guarantee that these remaining projects will be acquired, or that, even if they are acquired, that they will be completed in a timely manner or at all.

The Company is currently in discussions with potential industry partners to convert organic solid waste into new energy and renewable energy to promote commercialization of market-ready innovative energy solutions needed to achieve sustainable development goals and carbon neutrality, laying a foundation for the Company’s future growth. The Company is currently engaged in the planning stages of this new energy opportunity, and therefore a number of uncertainties exist relating to the successful launch of this new project and the ability of the Company to create a new revenue stream in the future.

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

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Recent Developments

Results of Operations

Comparison of the years ended December 31, 2024 and 2023

	For the Years Ended December 31,
				Percentage
	2024	2023	Change	Change
Revenues	$29,765,205	$34,209,919	$(4,444,714)	(13.0)%
Cost of revenues	18,518,728	22,825,033	(4,306,305)	(18.9)%
Gross profit	11,246,477	11,384,886	(138,409.)	(1.2)%
Selling expenses	108,637	106,147	2,490	2.3%
General and administrative expenses	2,164,457	2,674,519	(510,062)	(19.1)%
Research and development expenses	61,786	80,948	(19,162)	(23.7)%
Stock-based compensation	454,250	—	454,250	100.0%
Provision for (recovery from) credit loss and doubtful accounts	6,459,240	(88,221)	6,547,461	(7421.7)%
Income from operations	1,998,107	8,611,493	(6,613,386)	(76.8)%
Other (expense) income, net	(129,782)	(183,559)	53,777	(29.3)%
Income tax expense	462,043	1,403,880	(941,837)	(67.1)%
Net income	$1,406,282	$7,024,054	$(5,617,772)	(80.0)%

Revenues

Our revenues are derived from sewage treatment systems and related services in both urban and rural areas. Total revenues decreased by approximately $4.4 million, or 13.0%, to approximately $29.8 million for the year ended December 31, 2024, compared to approximately $34.2 million for the same period in 2023. The decline was primarily attributable to reduced demand for the Company’s services amid the ongoing economic downturn in the PRC.

Our revenues from our revenue categories are summarized as follows:

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	Change	Change (%)
Revenues
Sewage treatment systems	$28,417,150	$32,267,593	$(3,850,443)	(11.9)%
Sewage treatment services	1,348,055	1,942,326	(594,271)	(30.6)%
Total revenues	$29,765,205	$34,209,919	$(4,444,714)	(13.0)%

Sewage treatment systems revenues

Revenues from sewage treatment system installations decreased by approximately $3.9 million, or 11.9%, to approximately $28.4 million for the year ended December 31, 2024, from approximately $32.3 million for the same period in 2023. The decrease was primarily attributed to delays in the progress of projects initiated between 2021 and 2023 mainly due to prolonged local government inspection and approval processes, which extended project timelines beyond original expectations, as well as fewer new projects undertaken during 2024 compared to the prior year. For the year ended December 31, 2024, we initiated three new projects with a total contract value of approximately $19.5 million and completed two projects initiated in 2023. Meanwhile, six projects remained in progress as of December 31, 2024. In contrast, during 2023, we initiated four new projects with a total contract price of approximately $35.4 million and completed six projects originally launched between 2020 and 2022. As of April 30 , 2025,  one outstanding project as of December 31, 2024 has been completed, and the remaining are expected to be finalized within the next twelve months. Despite ongoing economic uncertainty in the PRC, we expect revenues from sewage treatment system installations to remain stable in 2025 and beyond, as this business segment demonstrates resilience amid macroeconomic challenges.

Sewage treatment services revenues

Revenues from sewage treatment services decreased by approximately $0.6 million, or 30.6%, to approximately $1.3 million for the year ended December 31, 2024, from approximately $1.9 million for the year ended December 31, 2023. The decrease was primarily due to reduced demand for our services as a result of the ongoing economic downturn in the PRC.

Cost of Revenues

Total cost of revenues decreased by approximately $4.3 million, or 18.9% to approximately $18.5 million for the year ended December 31, 2024 as compared to approximately $22.8 million for the year ended December 31, 2023. The decrease in cost of revenues is a direct result of our decrease of revenues.

Our cost of revenues from our revenue categories are summarized as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	Change	Change (%)
Cost of Revenues
Cost of sewage treatment systems	$17,796,226	$21,630,216	$(3,850,990)	(17.7)%
Cost of sewage treatment services	739,502	1,194,817	(455,315)	(38.1)%
Total cost of revenue	$18,518,728	$22,825,033	$(4,306,305)	(18.9)%

Our cost of revenues from sewage treatment systems was mainly comprised of labor and material. Our cost of revenues from sewage treatment system decreased by approximately $3.9 million, or 17.8%, to approximately $17.8 million for the year ended December 31, 2024, from approximately $21.6 million for the year ended December 31, 2023. The decrease in the cost of revenues from sewage treatment systems was primary attributable to decrease in revenue from sewage treatment systems.

Our cost of revenues from sewage treatment services decreased by approximately $0.5 million, or 38.1%, to approximately $0.7 million for the year ended December 31, 2024, from approximately $1.2 million for the year ended December 31, 2023. The decrease in the cost of revenues from sewage treatment services was in line for the decrease in revenue from sewage treatment services.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	Change	Change (%)
Sewage treatment systems
Gross profit margin	$10,620,375	$10,637,377	$547	0.0%
Gross profit percentage	37.4%	33.0%	4.4%

Sewage treatment services
Gross profit margin	$608,553	$747,509	$(138,956)	(18.6)%
Gross profit percentage	45.1%	38.5%	6.7%

Total
Gross profit margin	$11,246,477	$11,384,886	$(138,409)	(1.2)%
Gross profit percentage	37.8%	33.3%	4.5%

Our gross profit decreased by approximately $0.1 million, or 1.2%, to approximately $11.2 million for the year ended December 31, 2024 from approximately $11.4 million for the year ended December 31, 2023. The decrease in gross profit is primarily due to the decrease of sewage treatment systems services revenue as discussed above.

For the years ended December 31, 2024 and 2023, our overall gross profit margin was 37.4% and 33.0%, respectively. The 4.4% increase was primarily attributable to improved operational efficiency, including more effective utilization of labor costs in both sewage treatment system installations and sewage treatment services.

Operating Expenses

Total operating expenses increased by approximately $6.5 million or 233.5% to approximately $9.2 million for the year ended December 31, 2024 from approximately $2.8 million for the year ended December 31, 2023. The increase was mainly attributable to the following:

Approximately $2,500 increase in selling expenses which mainly attributed to an increase in advertising expenses.

Approximately $0.5 million decrease in general and administrative expenses which is primarily attributable to a decrease of approximately $0.8 million in salary, travel, and other office-related expenses as part of our efforts to improve operational efficiency. This decrease was partially offset by an increase in professional fees of approximately $0.3 million, primarily related to higher professional service costs associated with regulatory compliance.

The approximately $0.5 million increase in stock-based compensation was primarily due to the issuance of stock-based compensation to two consulting firms we engaged to support our brand awareness.

We recorded a provision for credit losses, net of recoveries, of approximately $6.5 million for the year ended December 31, 2024, compared to a net recovery of approximately $88,000 for the same period in 2023. The increase was primarily due to higher provisions made in 2024 in response to increased credit risk and collectability concerns.

Other (expense) income, net

For the year ended December 31, 2024, we incurred approximately $0.1 million in other expenses, net, compared to approximately $0.2 million for the year ended December 31, 2023. Such a change was mainly attributable to approximately $0.1 million gain from the disposal of two of our subsidiaries during the year ended December 31, 2024.

Income tax expense

Our provision for income taxes decreased by approximately $0.9 million to approximately $0.5 million for the year ended December 31, 2024, from approximately $1.4 million for the year ended December 31, 2023. The decrease was primarily due to an increase of approximately $1.0 million in deferred tax benefits recognized in connection with additional credit loss provisions recorded by our PRC subsidiaries. This was partially offset by an increase of approximately $71,000 in current income tax expense, resulting from higher taxable income generated by our PRC subsidiaries.

Net income

Our net income was decreased by approximately $5.6 million, or 80.0%, to net income of approximately $1.4 million for the year ended December 31, 2024, from approximately $7.0 million net income for the same period in 2023. Such change was due to the reasons as discussed above.

Comparison of Years Ended December 31, 2023 and 2022

	For the Years Ended December 31,
				Percentage
	2023	2022	Change	Change
Revenues	$34,209,919	$28,849,362	$5,360,557	18.6%
Cost of revenues	22,825,033	18,596,207	4,228,826	22.7%
Gross profit	11,384,886	10,253,155	1,131,731	11.0%
Selling expenses	106,147	164,583	(58,436)	(35.5)%
General and administrative expenses	2,674,519	3,150,512	(475,993)	(15.1)%
Research and development expenses	80,948	112,668	(31,720)	(28.2)%
(Recovery from) provision for credit loss and doubtful accounts	(88,221)	471,454	(559,675)	(118.7)%
Income from operations	8,611,493	6,353,938	2,257,555	35.5%
Other (expense) income, net	(183,559)	41,814	(225,373)	(539.0)%
Income tax expense	1,403,880	1,152,963	250,917	(21.8)%
Net income	$7,024,054	$5,242,789	$1,781,265	34.0%

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

Sewage treatment systems revenues

Revenues from sewage treatment system installations increased by approximately $5.7 million, or 21.5%, to approximately $32.3 million for the year ended December 31, 2023, from approximately $26.6 million for the same period in 2022. The increase was primarily attributed to the progress or completion of projects initiated in 2020 to 2022, along with our involvement in new projects in 2023. For the year ended December 31, 2023, we successfully initiated four new projects with an aggregated total contract price of approximately $35.4 million, and completed six projects from 2020 and 2022. Meanwhile, we had five projects which were still in progress as of December 31, 2023. For the year ended December 31, 2022, we successfully initiated four new projects with an aggregated total contract price of approximately $13.9 million, and completed two projects from 2020 and 2021. As of April 30, 2024 , five projects outstanding from the year ended December 31, 2022 had been completed, and the rest are expected to be completed within the next twelve months.

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

Approximately $0.5 million decrease in general and administrative expenses was primarily attributable to $0.5 million decrease in audit expenses as we did not incur additional audit fees for the year ended December 31, 2023 compared to the same period in 2022. For the year ended December 31, 2022, we incurred additional audit fee due to re-audit work performed by the new auditor on some of our prior-period data as a result of change of auditor.

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

As of December 31, 2024, our working capital was approximately $26.0 million, our cash was amounted to approximately $0.1 million, our current assets were approximately $77.7 million and our current liabilities were approximately $51.6 million. We had net income of approximately $1.5 million and $7.4 million for the years ended December 31, 2024 and 2023, respectively. We believe our current working capital and cash position is sufficient to support our operations for the next twelve months from the issuance of the financial statements.

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

As of December 31, 2024, approximately $0.1 million and $22,000 were deposited with financial institutions located in the PRC and Hong Kong, respectively. Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us in the Cayman Islands and to our subsidiaries in the British Virgin Islands and Hong Kong. However, because we have no present plans to declare dividends, these restrictions will likely have no impact on us. Instead, we plan to use our retained earnings to continue to grow our business. These restrictions also have no impact on our ability to meet our cash obligations as all of our current cash obligations are in the PRC.

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023

Net cash used in operating activities	$(1,987,028)	$(3,132,666)
Net cash provided by investing activities	545,167	243,586
Net cash provided by financing activities	1,018,726	2,990,160
Effect of exchange rate change on cash	279,412	(32,842)
Net change in cash	$(143,723)	$68,238

	For the Years Ended December 31,
	2023	2022

Net cash used in operating activities	$(3,132,666)	$(4,472,780)
Net cash provided by (used in) investing activities	243,586	(94,452)
Net cash provided by financing activities	2,990,160	3,732,742
Effect of exchange rate change on cash	(32,842)	(100,608)
Net change in cash	$68,238	$(935,098)

We anticipate that current cash resources and opportunities will be insufficient for us to execute our business plan for twelve months after the date these financial statements are issued. It is possible that if future financing is not obtained, we will not be able to operate as a going concern. We believe that securing substantial additional sources of financing is possible, but there is no assurance of our ability to secure such financing. A failure to obtain additional financing could prevent us from making necessary expenditures for advancement and growth to partner with businesses and hire additional personnel. If we raise additional financing by selling equity, or convertible debt securities, the relative equity ownership of our existing investors could be diluted, or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs and be subject to adverse consequences in the event of a default. Any equity capital raised may result in substantial dilution in the number of outstanding shares of our Common Stock.

Operating activities

Net cash used in operating activities was approximately $2.0 million for the year ended December 31, 2024 and was primarily attributable to (i) an approximately $1.4 million net increase in contract assets and contract costs, which was due to the reasons discussed below under the section “contract assets” and “contract costs”, (ii) approximately $23.1 million increase in accounts receivable which was due to the reason discussed below under the section “accounts receivable”, (iii) approximately $0.6 million increase in other receivables for additional service deposits with our third party service provider and advances to our employee for operational purposes, and (iv) approximately $1.1 million in non-cash items such as defer tax benefit, and gain on disposal of subsidiaries, offset by (i) a net income of approximately $1.4 million, (ii) approximately $7.3 million in non-cash items such as depreciation and amortization, loss on disposal of equipment, provision for (recovery from) credit loss, net, and stock-based compensation, (iii) an approximately $13.0 million increase in accounts payable, which was due to the reasons discussed below under the section “accounts payable”, (iv) an approximately $50,000 decrease in prepayments and other current assets as we utilized prepayment made in prior period for contractor labor, material in current sewage treatment systems projects , (v) approximately $0.4 million increase in other payables and accrued liabilities as we incurred more accrued expense related to our operation, and (vi) approximately $2.1 million increase in taxes payable which was attributable to increase in income taxes payable.

Net cash used in operating activities was approximately $3.1 million for the year ended December 31, 2023 and was primarily attributable to (i) an approximately $12.7 million net increase in contract assets and contract costs, which was due to the reasons discussed below under the section “contract assets” and “contract costs”, (ii) approximately $9.2 million increase in accounts receivable which was due to the reason discussed below under the section “accounts receivable”, (iii) approximately $0.2 million increase in other receivables for additional service deposits with our third party service provider and advances to our employee for operational purposes, offset by (i) net income of approximately $7.0 million, (ii) approximately $0.6 million in non-cash items such as depreciation and amortization, loss on disposal of equipment, and deferred tax expense, (iii) an approximately $9.2 million increase in accounts payable, which was due to the reasons discussed below under the section “accounts payable”, (iv) an approximately $1.7 million decrease in prepayments and other current assets as we utilized prepayment made in prior period for contractor labor, material in current sewage treatment systems projects, and (v) approximately $0.6 million increase in taxes payable which was attributable to increase in income taxes payable due to increase of our current taxable income.

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

Accounts receivable

Our accounts receivable increased by approximately $23.1 million during the year ended December 31, 2024. The increase was primarily due to a longer collection cycle for the year ended December 31, 2024, driven by delays in the government billing approval process as a result of the ongoing economic downturn in the PRC.

Our accounts receivable increased by approximately $9 million for the year ended December 31, 2023. The increase was mainly due to the increase of revenue during the year ended December 31, 2023.

Our accounts receivable increased by approximately $7.4 million for the year ended December 31, 2022. The increase was mainly due to the increase of revenue during the year ended December 31, 2022.

Our days sales outstanding are as follows:

Period	Days Sales Outstanding
Year Ended December 31, 2018	180
Year Ended December 31, 2019	306
Year Ended December 31, 2020	615
Year Ended December 31, 2021	204
Year Ended December 31, 2022	220
Year Ended December 31, 2023	262
Year Ended December 31, 2024	455

Our days sales outstanding (“DSO”) increased from 180 days at December 31, 2018 to 306 days at December 31, 2019, further rising to 615 days at December 31, 2020. DSO then decreased to 204 days at December 31, 2021, followed by an increase to 220 days at December 31, 2022, 262 days at December 31, 2023, and further to 455 days at December 31, 2024.

Our current sewage treatment system projects are primarily funded by local governments, who are also the primary end users of our systems. The payment approval process from local governments is complex and typically time-consuming, requiring completion of multiple procedures and submission of inspection documents before payment is released. In addition, other contractors often work on non-sewage-related portions of the same projects, and full project inspections may be delayed until those sections are completed.

Our DSO increased to 306 days in 2019 as we began recognizing revenue from sewage treatment systems in late 2018. In 2020, the impact of the COVID-19 pandemic led to a significant increase in DSO to 615 days. With the easing of the pandemic in the PRC during the second half of 2021 and proactive communication with local governments, DSO improved to 204 days by the end of 2021. However, DSO increased again to 220 days in 2022 and 262 days in 2023, as we experienced higher revenue levels and delays in payment approvals or project inspections. By December 31, 2024, DSO further increased to 455 days, primarily due to prolonged delays in the government payment approval process amid the ongoing economic downturn in the PRC.

We are required to make estimates of the expected credit losses relating to our accounts receivable. In establishing the allowance for doubtful accounts, we mainly used our historical collection experience, current economic environment, industry trend analysis, and the financial conditions of our customers to develop a combination of specified account and aging methods to provide the allowance for our expected credit losses. After reviewing the historical collection data from 2019 to 2024, we provide a provision of 15% for accounts receivable past due more than 270 days but less than one year, 25% for accounts receivable past due more than one year but less than two years, 100% for accounts receivable past due beyond two years, and we add or subtract additional amounts as deemed necessary using the specific account method as discussed below.

We provided 13.7%, 9.4% and 14.2% allowance for doubtful accounts of our total accounts receivable as of December 31, 2022, 2023 and 2024, respectively. We expect our DSO to be between 300 days to 365 days in future periods, mainly because the payment approval process from local governments is complex as it requires us to go through several procedures and typically takes a longer period of time as all of the proper inspection documents must be provided in order for funds to be released. The payment process normally takes less than one year while the local governments usually approve and settle the outstanding balances during the second half of each calendar year based on the municipal administration on budget and payment practices. Historically, it took us approximately 417 days to collect 99.3% of our 2018 progress billings of our sewage treatment systems revenue, approximately 442 days to collect 99.8% of our 2019 progress billings of our sewage treatment system revenues, approximately 612 days to collect 98.4% of our 2020 progress billing of our sewage treatment systems revenue, approximately 586 days to collect 72.8% of our 2021 progress billing, approximately 164 days to collect 59.7% of our 2022 progress billing, approximately 223 days to collect 29.9% of our 2023 progress billing, and approximately 60 days to collect 0.1% of our 2024 progress billing of our sewage treatment systems revenue from our sewage treatment system revenue which we believe proves that we are able to collect substantially all of our receivables. The liquidity of our operations highly depends on the timing of payments from our major customers, and should there be any delay of payment, our operations and liquidity may be impacted.

The aging method of providing our allowance policy is based upon a combination of our historical collection pattern of our sewage treatment service revenues and progress billings of our sewage treatment system revenues from prior periods and the probable uncollectable rate of our aged accounts receivable as of our latest balance sheet date. The default rate is determined by using the aged accounts receivable in the aging bracket between one and two years divided by the prior one year of sewage treatment services revenues and progress billings of our sewage treatment systems. Once we determine our probable default rate, we apply this ratio to the aging bracket to determine our allowance for doubtful accounts. Currently, we apply incremental ratios of 15%, 25%, and 100% of our accounts receivable with outstanding balance aged between 270 days and one year, one year and two years, and beyond two years, respectively. In addition, we also use the specific account method after applying the above aging method if we believe it is necessary in determining our allowance for doubtful accounts. The specific account method includes evaluation of historical collection experience from each individual customer as well as the credit worthiness of our customers. We determined that historical collection experience from each individual customer is a reasonable indicator in calculating our allowance for doubtful accounts. Furthermore, in evaluating the credit worthiness of our customers, we first consider whether they are state-owned companies, local governments or business property management companies. If our customers are state-owned companies or local governments, and they have been constantly communicating with us without ignoring our collection efforts and are able to provide their estimated payment date in writing, we would also exclude the amount in calculating the allowance since the end users of our products are from the local governments of which the payment process normally takes a longer process as it may potentially take approximately 345 days to collect from our past experience. In addition, historically, our collection experience for those customers with updated payment plans are usually paid timely as promised. If our customers are business property management companies, we will only consider their payment history and current credit-worthiness in calculating the allowance for doubtful accounts without consideration of their payment plan as they are not backed by a local government. We believe our current allowance policy is reasonable because we have never experienced any significant losses on collections from our past experience. Since our sewage treatment systems customers are mainly state-owned companies, which are backed by the local governments, we believe our current allowance policy is reasonable as of December 31, 2024.

As of December 31, 2024, our accounts receivable aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Accounts receivable	$54,456,082	$28,275,522	$2,026,987	$9,698,204	$236,757	$9,794,560	$4,424,052
Allowance for doubtful accounts	(6,908,206)	—	—	—	(35,514)	(2,448,640)	(4,424,052)
Specific account adjustments	(2,359,644)	—	—	—	8,464	(2,451,480)	83,372
Accounts receivable, net	$45,188,232	$28,275,522	$2,026,987	$9,698,204	$209,707	$4,894,440	$83,372

As of December 31, 2023, our accounts receivable aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Accounts receivable	$32,085,912	$18,126,057	$3,953	$3,680,109	$568,851	$3,314,884	$6,392,058
Allowance for doubtful accounts	(7,306,107)	—	—	—	(85,328)	(828,721)	(6,392,058)
Specific account adjustments	4,296,744	—	—	—	—	21,178	4,275,566
Accounts receivable, net	$29,076,549	$18,126,057	$3,953	$3,680,109	$483,523	$2,507,341	$4,275,566

As of December 31, 2022, our accounts receivable aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Accounts receivable	$23,280,416	$11,278,444	$2,698,640	$365,873	$127,095	$4,908,249	$3,902,115
Allowance for doubtful accounts	(5,148,241)	—	—	—	(19,064)	(1,227,062)	(3,902,115)
Specific account adjustments	1,958,600	—	—	—	16,398	37,173	1,905,029
Accounts receivable, net	$20,090,775	$11,278,444	$2,698,640	$365,873	$124,429	$3,718,360	$1,905,029

As of April 30, 2025, we have collected approximately $1.5 million, which represented 2.8%, of our December 31, 2024 accounts receivable or 3.4% excluding the allowance of doubtful accounts. We believe our current allowance for doubtful accounts is a reasonable estimate of our expected losses of our accounts receivable. Our management will continue to evaluate the reasonableness of our allowance policy and will update it as necessary.

As of April 30, 2025, we collected approximately 0.5% from our four major customers’ outstanding balances as of December 31, 2024. All four of our major customers are projects being funded by local governments and are awaiting inspection reports and payment approvals from the local government. However, based on our historical collection patterns, we believe the collectability of our accounts receivable are probable as we have had a collection rate of 99.3%, 99.8%, 98.4%, 72.8%, 59.7%, 29.9%, 0.1% in our 2018, 2019, 2020, 2021, 2022, 2023 and 2024’s progress billings of our sewage treatment systems revenues, respectively. The liquidity of our operations highly depends on the timing of payments from our major customers, and should any delay of payment from them occur, our operations and liquidity may be impacted.

Contract assets

Our contract assets increased by approximately $1.4 million, $13.6 million, and $12.2 million for the year ended December 31, 2024, 2023 and 2022, respectively. The increase was mainly attributable to ongoing or completed projects during the current period for which we have not yet reached the billing milestones specified in the contract terms.

Contract assets balance as of December 31, 2024 were mainly attributable to the Zhongshan, Guankou, Wuyishan, Lianjiang, Jianyang, Xinjiang, and Sichuan Anya projects, which amounted to approximately $9.2 million, $13.9 million, $1.5 million, $4.5 million, $3.8 million, $3.7 million, and $2.9 million, respectively, while contract assets balance were mainly attributable to the Zhongshan, Guankou, Wuyishan, and Lianjiang projects, which amounted to approximately $10.9 million, $11.9 million, $2.0 million, and $1.8 million as of December 31, 2023, respectively.

Due to the delay of construction inspection which involved multi-government departments approval, the billing process pertained to aforementioned projects has fallen behind. As a result, the unbilled portion of these projects remained as contract assets.

As of December 31, 2024, our contract assets aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Contract assets	$39,989,358	$8,594,751	$—	$2,139,831	$—	$29,254,776	$—

As of December 31, 2023, our contract assets aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Contract assets	$39,165,839	$20,503,410	$—	$3,065,821	$15,596,608	$—	$—

As of December 31, 2022, our contract assets aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Contract assets	$26,090,390	$7,539,116	$—	$7,302,403	$10,711,665	$537,206	$—

Contract costs

Our contract cost balance was decrease to nil as of December 31, 2023 and 2024 from approximately $0.9 million as of December 31, 2022. The decrease of contract costs for both periods was due to the utilization of the contract costs which were recognized in prior period from a project.

As of December 31, 2024, our contract costs aging is as follows:

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

Accounts payable

Our accounts payable increased by approximately $13.0 million, $9.2 million and $5.6 million for the year ended December 31, 2024, 2023 and 2022, respectively. The major reason for the significant increase in such balance is mainly due to the fact that we had purchased raw materials on account to support our growth of sewage treatment system projects.

Investing activities

 Net cash provided by investing activities was approximately $0.5 million for the year ended December 31, 2024. This was primarily attributable to approximately $0.6 million of IPO proceeds deposited into escrow, partially offset by approximately $9,600 of loans to related parties, approximately $3,900 of equipment purchases, and approximately $41,000 of cash released from the disposal of subsidiaries.

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

Financing activities

Net cash provided by financing activities was approximately $1.0 million for the year ended December 31, 2024. This consisted of approximately $2.5 million of aggregate proceeds from short-term loans, long-term bank loans, and third-party loans, and approximately $4.3 million of net IPO proceeds. These inflows were partially offset by approximately $5.2 million of total repayments related to short-term bank loans, long-term bank loans, related party payables, and related party loans, as well as approximately $0.6 million of IPO proceeds deposited into escrow.

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

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the years ended December 31, 2024, 2023 and 2022, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years
Short-term loans - banks	$1,814,551	$1,814,551	$—	$—
Long-term loans - banks	213,969	—	213,969	—
Short-term loans - third parties	836,765	836,765	—	—
Short-term loans – related parties	2,794,894	2,794,894	—	—
Total	$5,660,179	$5,446,210	$299,014	$—

Capital Expenditures

We purchased equipment of approximately $4,000, $22,000, and $53,000 for the year ended December 31, 2024, 2023 and 2022, respectively, mainly for the use in our septic tank treatment operations. Subsequent to December 31, 2024 and as of the date of this annual report, we did not purchase any material equipment for operational use. We do not have any other material commitments for capital expenditures as of December 31, 2024.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of our significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. Our significant accounting policies are more fully described in Note 3 to the consolidated financial statements, but we believe that the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, allowance for credit losses, standalone selling price of each distinct performance obligation in revenue recognition.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

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

Allowance for credit loss

In establishing the required allowance for doubtful accounts, we consider historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial condition of the customers. Management reviews its receivables on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Our allowance for credit loss against our account receivable were $9,267,851, $3,009,363 and $3,189,642 as of December 31, 2024, 2023 and 2022, respectively, representing 17.0%, 9.4% and 13.7% of our gross accounts receivable, respectively. Our allowance for credit loss for other receivables were $468,219, $500,857 and $646,044 as of December 31, 2024, 2023 and 2022, respectively. The allowance for credit losses is based on a review of specifically identified customer accounts in addition to an overall aging analysis which is applied to accounts pooled on the basis of similar risk characteristics. Judgments are made with respect to the collectability of accounts receivable within each pool based on historical experience, current payment practices and current economic trends based on our expectations over the expected life of the receivable, which is generally ninety days or less. Although actual losses have not differed materially from our previous estimates, future losses could differ from our current estimates.

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

Our research and development expense was $61,786 during the year ended December 31, 2024, $80,948 during the year ended December 31, 2023, and $112,668 during the year ended December 31, 2022. We intend to continue to invest in research and development to support and enhance our existing products and services and to develop future product and service offerings to enhance our position in the market.

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

We believe our patents and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2024, we had 2 invention patents, 34 utility model patents and 3 trademarks.

We cannot assure you that any patents will be issued from any of our pending applications. In addition, any rights granted under any of our existing or future patents may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary technology without authorization or to develop similar technology independently. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or to protect our trade secrets. Additional information about the risks relating to our intellectual property is provided under “Item 3. Key Information-D. Risk Factors-Risks Related to Intellectual Property.”

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

JOBS Act

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

F. Tabular disclosure of contractual obligations

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the years ended December 31, 2024, 2023 and 2022, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years
Short-term loans - banks	$1,814,551	$1,814,551	$—	$—
Long-term loans - banks	213,969	—	213,969	—
Short-term loans - third parties	836,765	836,765	—	—
Short-term loans – related parties	2,794,894	2,794,894	—	—
Total	$5,660,179	$5,446,210	$299,014	$—

G. Safe harbor

See “Forward-Looking Statements” beginning on page iii of this annual report.

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

Name	Age	Position
Yunwu Li	65	Chief Executive Officer and Chairman of the Board of Directors
Tiefeng Wang	45	Chief Financial Officer
Zijiang Liu	48	Chief Technology Officer and Vice President
Jianfei Yu	42	Vice President
Yuntao Guan	54	Chief Scientist
Lijun Cui	52	Director
Yaohui Wang(1)(2)(3)	55	Independent Director
Dongming Zhang(1)(2)	58	Independent Director
Harry D. Schulman(1)(3)	73	Independent Director

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

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement. Pursuant to the terms of each director agreement, our directors shall continue to serve until such director’s respective successor is duly elected or appointed and qualified or until such director’s earlier death, disqualification, resignation or removal from office. The director agreements do not provide for benefits upon termination of employment.

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB 837,673 ($116,532) in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended December 31, 2024.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the fiscal year ended December 31, 2024.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2024.

Name	Fees Earned in Cash	All Other Compensation	Total
Yunwu Li	RMB 325,267 ($45,249)	—	RMB 325,267 ($45,249)
Tiefeng Wang	RMB 117,370 ($16,328)	—	RMB 117,3740 ($16,328)
Zijiang Liu	RMB 36,000 ($5,008)	—	RMB 36,000 ($5,008)
Jianfei Yu	RMB 36,000 ($5,008)	—	RMB 36,000 ($5,008)
Lijun Cui	RMB 225,446 ($31,363)	—	RMB 225,446 ($31,363)
Dongming Zhang	—	—	—
Harry D. Schulman	$13,576	—	$13,576
Yuntao Guan	—	—	—
Yaohui Wang	—	—	—

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

Audit Committee

Yaohui Wang, Dongming Zhang and Harry D. Schulman serve as members of the audit committee. Yaohui Wang serves as the chair of the audit committee. The audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Yaohui Wang possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Dongming Zhang and Yaohui Wang serve as members of the compensation committee. Dongming Zhang serves as the chair of the compensation committee. The compensation committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The compensation committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nomination and Governance Committee

Yaohui Wang and Harry D. Schulman serve as members of the nomination and governance committee. Yaohui Wang serves as the chair of the nomination and governance committee. The nomination and governance committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and for reviewing our corporate governance policies.

The composition of these committees meets the criteria for independence under, and the functioning of these committees comply with the applicable requirements of, the Nasdaq and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us.

D. Employees

As of December 31, 2024, we had 76 employees, of whom 73. were full-time employees, 3 were part-time employees and all were located in China.

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

On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan authorizes the issuance of up to 1,500,000 Class A ordinary shares and is intended to provide equity-based compensation to employees, directors, and consultants of the Company and its affiliates. Awards under the 2025 Plan may include non-qualified stock options, incentive stock options, restricted stock awards, and unrestricted stock awards. As of the date of the issuance of these consolidated financial statements 1,500,000 Class A ordinary shares have been issued to one employee and two consultants as equity-based compensation.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 12,325,000 ordinary shares, par value $0.0025 per share, outstanding as of May 7, 2025.

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

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
CDT Environmental Technology Holdings Limited (1)	4,574,562.0	37.116%
Venture Million Limited (2)	1,030,832.4	8.364%
Luo Jia Holdings Limited (3)	745,200.0	6.046%
Directors and Executive Officers:
Yunwu Li (4)	4,574,562.0	37.116%
Tiefeng Wang	—	—
Zijiang Liu	—	—
Jianfei Yu	—	—
Yuntao Guan	—	—
Lijun Cui	—	—
Yaohui Wang	—	—
Dongming Zhang	—	—
Harry D. Schulman	—	—
All current directors and executive officers as a group (9 persons)	4,574,562.0	37.116%

(1)	The registered address of CDT Environmental Technology Holdings Limited, a Cayman Islands company, is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Mr. Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole director of CDT Environmental Technology Holdings Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CDT Environmental Technology Holdings Limited.
(2)	The registered address of Venture Million Limited, a British Virgin Islands company, is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Wan Qaing Lin is the sole director and shareholder of Venture Million Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Venture Million Limited.
(3)	The registered address of Luojia Holdings Limited, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. Zuoning Chen is the sole director of Luojia Holdings Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Luojia Holdings Limited.
(4)

Represents 4,574,562.0 ordinary shares held directly by CDT Environmental Technology Holdings Limited. Mr. Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole director of CDT Environmental Technology Holdings Limited. See footnote (1) above.

As of May 5, 2025, approximately 30.582% of our issued and outstanding ordinary shares are held in the United States by one record holder (CEDE & CO).

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Effective as of January 17, 2024, our board of directors adopted an incentive-based compensation recovery policy, or the Clawback Policy. A copy of the Clawback Policy is filed herewith as Exhibit 97.1.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

During the last fiscal year and up to the date of this annual report, we have engaged in the following transactions with our directors, officers, holders of more than 5% of our outstanding shares and other affiliates, which we refer to as our related parties:

As of December 31, 2024, 2023, and 2022, certain related parties owed us the following amounts as a result of loans receivable. These amounts are included in the consolidated financial statements as other receivables - related parties. See Note 9 of the notes to the consolidated financial statements included elsewhere in this annual report.

Name of Related Party	Relationship		Nature	December 31, 2024	December 31, 2023	December 31, 2022

Fujian Tantan Technology Co, Ltd (“FJ Tantan”)*	FJ Tantan’s legal representative is the secretary of Fujian Hongfa Group Ltd (“Fujian Hongfa”). Fujian Hongfa is the shareholder of FJ LSY.	Interest free, due December 14, 2023 (extended to June 16, 2025)	$109,621	$111,259	$251,271
Fuzhou Jinhui Environmental service Co, Ltd	Fujian Jinshun environmental Co, Ltd (“Jinshun”) is the major shareholder of FZ Jinhui. Weihao Chen is the Major shareholder of Jinshun, and the legal representative of FZ LSY.		Interest free, due on August 31, 2023 (extended to August 31, 2024)	—	4,459	38,405
Yueyu Qi*	Spouse of Wang who is a supervisor of Huzhou CDT		Interest free, due on December 31, 2025	13,911	—	—
Total				$123,532	$115,718	$289,676

*As of the date of this annual report, these receivables have been repaid by the related parties.

As of December 31, 2024, 2023, and 2022, we owed certain related parties the following amounts as a result of advance payments.

Name of Related Party	Relationship	Nature	December 31, 2024	December 31, 2023	December 31, 2022

Changfu Ma	Legal representative and general manager of Beijing CDT Environmental Technology Co., Ltd.	Advance payment for operational expenses of the Company pending for reimbursement	$—	$—	$7,924
Wanqiang Lin	Director of Ultra HK	Advance payment for operational expenses of the Company pending for reimbursement	256,863	270,806	271,132
Total			$256,863	$270,806	$271,132

(1) In January 2022, the Company disposed of its entire 51% ownership in Xiamen YDT Environmental Technology Co., Ltd. and transferred its ownership to a third party for consideration of approximately $5,000. The disposal of Xiamen YDT Environmental Technology Co., Ltd. did not have a material impact on the Company’s consolidated financial statements.

These amounts are included in the consolidated financial statements as other payables - related parties. See Note 10 of the notes to the consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, 2023, 2022, we owed certain related parties the following amounts as a result of loans payable.

Name of Related Party	Relationship	Nature	December 31, 2024	December 31, 2024	December 31, 2022

Shenzhen Li Yaxin Industrial Co., Ltd	Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole shareholder of this entity	Interest-free loans due on demand	$97,379	$96,009	$50,254
Beijing Minhongyun Energy Supply Co. Ltd.	Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the director of this entity	Interest-free loans due on demand	1,048,912	1,064,566	1,082,617
Jianzhong Zhao	Legal representative, general manager and director of Hohhot CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2020 (extended to December 31, 2024)	237,868	299,772	286,749
Jianshan Ma	Director and general manager of Chengde CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2020 (extended to December 31, 2024)	95,264	117,279	86,516
Yunwu Li	Our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd.	Interest-free loans, due on demand	846,854	3,446,578	2,260,144
Yan Wang	Relative of Ying Wang, supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2020 (extended to February 28, 2025)	157,978	160,052	57,161
Zhaozhao Xu	General manager of Shenzhen CDT Environmental Technology Co., Ltd.	Interest-free loan due on demand	—	—	12,923
Yaoyu Zhou	Spouse of Ying Wang, Supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans, due on November 2, 2024	—	155,308	—
Guangxi Jingxingming Eletrical Ltd	The legal representative of this entity is also the legal representative of Guangxi CWT Environmental Technology Co., Ltd. (1)	Interest-free loans, due on August 22, 2024	—	14,119	—
Xingsheng Pan	General manager of Shenzhen CDT Environmental Technology Co., Ltd	Interest-free loans, due on demand	—	—	274,369
Yunfang Li	Sibling of Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd is the director of this entity	Interest-free loans, due on demand	—	—	14,358
Guangqing Shi	General manager of Tianjin CDT Environmental Technology Co., Ltd	Interest-free loans, due on demand	—	—	6,277
Xushao ZHao	Project manager of Shenzhen CDT Environmental Technology Co., Ltd	Interest-free loans due on demand	310,639
Zhaozhao Xu	General Manager of Chengde CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2024	—	32,473	—
Total			$2,794,894	$5,386,156	$4,231,368

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

Interest expense pertaining to the above loans for the years ended December 31, 2024, 2023, and 2022, amounted to $0, $0, and $0, respectively.

These amounts are included in the consolidated financial statements as short-term loans - related parties. See Note 9 of the notes to the consolidated financial statements included elsewhere in this annual report.

Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., Chun’E Zhao, legal representative, general manager and director of Guangxi CWT Environmental Technology Co., Ltd., our prior subsidiary, Weihao Chen, legal representative, general manager and director of Fuzhou LSY Environmental Technology Co., Ltd., our subsidiary, and Yunhui Xu, legal representative of Taiyuan CDT Environmental Technology Co., Ltd., our subsidiary, were, and/or are, guarantors of certain of our short-term and long-term loans. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and capital resources” and Note 9 of the notes to the consolidated financial statements included elsewhere in this annual report.

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

See “Item 6. Directors, Senior Management and Employees Management-B. Compensation-Employment Agreements, Director Agreements and Indemnification Agreements” for additional information.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;

●	The Companies Act (as revised) of the Caymans Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

Our authorized share capital is 20,000,000 ordinary shares with a par value of $0.0025 per ordinary share. As of the date of this annual report, there are 12,325,000 ordinary shares issued and outstanding.

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

Preferred Shares

Our board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Companies Act (As Revised) of the Cayman Islands.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Foreign Exchange Foreign Currency Exchange” and “Item 4. Information on the Company-B. Business Overview-Dividend Distributions.”

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

Distributions

Subject to the discussion above under “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

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

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company Consequences’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

I. Subsidiary Information

For information on our subsidiaries, see “Item 4. Information on the Company-A. History and Development of the Company and C. Organizational Structure”, Note 1 to our consolidated financial statements included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-252127), in relation to our initial public offering, which was declared effective by the SEC on March 29, 2024. In April 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,500,000 ordinary shares, resulting in net proceeds to us of approximately $4.3 million, net of underwriting discounts and commissions and expenses associated with our initial public offering paid or payable by us, and including net proceeds in the amount of $600,000 that were placed in an escrow account for 24-months following the closing of our IPO. WestPark Capital, Inc. acted as the representative of the underwriters for our initial public offering. We have used the proceeds from our initial public offering for working capital purposes for rural sewage treatment, including to build our sewage treatment equipment, for implementation of new systems and services and potential mergers and acquisitions of subsidiaries, although no definitive merger or acquisition targets have been identified, for research and development, and the remainder for sales and marketing, additional working capital and general corporate purposes.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weaknesses described below under “Item 15. Controls and Procedures-Changes in Internal Control Over Financial Reporting”, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our board of directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024 based on the material weaknesses described below. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

As we were in the process of implementing such remedial measures as of December 31, 2024, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2024. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for the purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies may have been identified. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

As a Company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting.

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

	For the year ended December 31,
	2024	2023
Audit fees (1)	$250,000	$365,700
Audit-related fees	—	—
Tax fees	—	—
Total	$250,000	$365,700

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. The Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We follow the following home country practices in lieu of the Nasdaq Listing Rules as follows:

●	We do not follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our memorandum and articles of association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

Our board of directors is responsible for overseeing our cybersecurity risk management and be informed of risks from cybersecurity threats. Our board of directors will review, approve, and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) relating to cybersecurity matters in our periodic reports (including annual report on Form 20-F).

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1†	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on June 25, 2021)
2.1†	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
2.2†	Representative’s Warrant, dated April 22, 2024, issued to WestPark Capital, Inc. (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2024)
2.3†	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-252127)), originally filed with the Securities and Exchange Commission on January 15, 2021, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on April 5, 2024)
4.1†	Indemnification Escrow Agreement, dated April 17, 2024, by and among the Company, WestPark Capital, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2024)
4.2†	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.3†	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.4†	Form of Independent Director Agreement between the registrant and certain of its independent directors(incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.5†	Form of Independent Director Agreement between the registrant and its U.S. independent director(incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.6†	Form of Employment Agreement between the registrant and its officers (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)

4.7*	Unofficial English Translation of Shenzhen Housing Lease, dated as of October 1, 2024, by and between Shenzhen CDT Environmental Technology Co., Ltd. and Shenzhen Science and Technology Industrial Park (Group) Co., Ltd.
4.8†	Employment Agreement, dated as of September 1, 2019, by and between Yunwu Li and the registrant (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.9†	Employment Agreement, dated as of September 1, 2019, by and between Zijiang Liu and the registrant (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.10†	Employment Agreement, dated as of September 1, 2019, by and between Jianfei Yu and the registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.11†	Employment Agreement, dated as of September 1, 2019, by and between Yuntao Guan and the registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.12†	Employment Agreement, dated as of November 20, 2019, by and between Tiefeng Wang and the registrant (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.13†	Unofficial English Translation of Zhongshan City Comprehensive Treatment Project Contract for Non-up-to-standard Water Body, dated as of April 5, 2021, by and between Shenzhen Beier Environmental Protection Technology Co., Ltd and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
4.14†	Unofficial English Translation of Drainage Pipe Network Reconstruction Project (EPC) Project in Guankouhouxi Area Trenchless Pipeline Repair and Sporadic Works, dated as of September 30, 2021, by and between CCCC Shanghai Dredging Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
4.15†	Unofficial English Translation of Neitianxi Wuxing Community Sewage Treatment Station and Storage Tank Project (Storage Tank) Equipment Procurement, Installation and Auxiliary Material Procurement, Technical Service and Construction Contract, dated as of October 15, 2021, by and between Zhongjian Xinhongding Environment Group Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
4.16†	Unofficial English Translation of China Construction Eighth Engineering Bureau Co., Ltd. Wuyishan City Rural Domestic Wastewater Upgrading and Treatment Integrated Design, Procurement, Construction, and Operation Project for the Years 2021 to 2025, dated as of September 28, 2022, by and between China Construction Eighth Engineering Bureau Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)
4.17†	Unofficial English Translation of China Construction Eighth Engineering Bureau Co., Ltd. Wuyishan City Rural Domestic Wastewater Upgrading and Treatment Integrated Design, Procurement, Construction, and Operation Project for the Years 2021 to 2025, dated as of July 21, 2023, by and between China Construction Eighth Engineering Bureau Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)

4.18†	Unofficial English Translation of Contract for the Subcontracting of the Inland River Water Environmental Comprehensive Improvement PPP Project in Lianjiang County Urban Area, dated as of January 9, 2023, by and between Longyuan Construction Group Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)
8.1†	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2024)
11.1†	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on February 12, 2021)
11.2*	Insider Trading Policy
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1†	Letter of Wei, Wei & Co., LLP, dated April 26, 2024 (incorporated by reference to Exhibit 16.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 26, 2024)
97.1†	Incentive-Based Compensation Recovery Policy (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

†	Previously filed.
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors

Date: May 15, 2025

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of
CDT Environmental Technology Investment Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CDT Environmental Technology Investment Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2023 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and cash flows for the years ended December 31, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Singapore

May 15, 2025

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash	$124,379	$268,102
Accounts receivable, net	45,188,231	29,076,549
Other receivables, net	424,313	418,891
Other receivables - related parties	123,532	115,718
Contract assets	31,438,860	34,280,084
Prepayments and other current assets, net	405,136	582,149
Total current assets	77,704,451	64,741,493

OTHER ASSETS
Property and equipment, net	1,291,322	1,695,348
Right-of-use assets, net	—	210,058
Intangible assets, net	5,628	16,397
Deferred tax assets, net	1,208,689	252,882
Contract assets, noncurrent	8,550,498	4,885,755
Prepaid initial public offering (“IPO”) costs	—	989,628
Escrow	600,000	—
Total other assets	11,656,137	8,050,068

Total assets	$89,360,588	$72,791,561

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$36,347,893	$23,784,781
Short-term loans - banks	1,814,551	2,728,385
Short-term loans - third parties	836,765	312,028
Short-term loans - related parties	2,794,894	5,386,156
Other payables and accrued liabilities	2,220,896	2,466,501
Other payables - related party	256,863	270,806
Contract liabilities	28,026	28,430
Taxes payable	7,408,674	5,423,955
Lease liabilities	—	118,833
Total current liabilities	51,708,562	40,519,875

OTHER LIABILITIES
Long-term loan - bank	213,969	79,463
Lease liabilities, non-current	—	105,980
Total other liabilities	213,969	185,443

Total liabilities	51,922,531	40,705,318

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Ordinary shares, $0.0025 par value, 20,000,000 shares authorized, 10,825,000 and 9,200,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	27,063	23,000
Additional paid-in capital	11,578,633	7,453,265
Statutory reserves	3,433,589	3,192,855
Retained earnings	24,455,403	23,242,946
Accumulated other comprehensive loss	(2,210,909)	(2,009,421)
Total CDT Environmental Technology Investment Holdings Limited shareholders’ equity	37,283,779	31,902,645

Noncontrolling interests	154,278	183,598
Total shareholders’ equity	37,438,057	32,086,243

Total liabilities and shareholders’ equity	$89,360,588	$72,791,561

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2024	2023	2022

REVENUES
Sewage treatment systems	$28,417,150	$32,267,593	$26,552,481
Sewage treatment services and others	1,348,055	1,942,326	2,296,881
Total revenues	29,765,205	34,209,919	28,849,362

COST OF REVENUES
Sewage treatment systems	17,779,226	21,630,216	17,170,669
Sewage treatment services and others	739,502	1,194,817	1,425,538
Total cost of revenues	18,518,728	22,825,033	18,596,207

GROSS PROFIT	11,246,477	11,384,886	10,253,155

OPERATING EXPENSES:
Selling	108,637	106,147	164,583
General and administrative	2,618,707	2,674,519	3,150,512
Research and development	61,786	80,948	112,668
Provision for (Recovery from) credit loss, net	6,459,240	(88,221)	471,454
Total operating expenses	9,248,370	2,773,393	3,899,217

INCOME FROM OPERATIONS	1,998,107	8,611,493	6,353,938

OTHER INCOME (EXPENSE)
Interest income	471	15,510	13,437
Interest expense	(136,757)	(106,130)	(64,658)
Other (expense) income, net	6,504	(92,939)	93,035
Total other (expense) income, net	(129,782)	(183,559)	41,814

INCOME BEFORE INCOME TAXES	1,868,325	8,427,934	6,395,752

INCOME TAXES EXPENSE	462,043	1,403,880	1,152,963

NET INCOME	1,406,282	7,024,054	5,242,789

Less: net loss attributable to noncontrolling interest	(46,909)	(393,652)	(539,229)

NET INCOME ATTRIBUTABLE TOCDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$1,453,191	$7,417,706	$5,782,018

NET INCOME	1,406,282	7,024,054	5,242,789

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(204,383)	(497,722)	(2,110,311)

TOTAL COMPREHENSIVE INCOME	1,201,899	6,526,332	3,132,478

Less: Comprehensive loss attributable to noncontrolling interest	(49,804)	(372,574)	(599,166)

COMPREHENSIVE INCOME ATTRIBUTABLE TO CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$1,251,703	$6,898,906	$3,731,644

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	10,320,628	9,200,000	9,200,000

EARNINGS PER SHARE
Basic and diluted	$0.14	$0.81	$0.63

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

						Accumulated
			Additional	Retained earnings		other
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	reserves	Unrestricted	loss	interest	Total
BALANCE, January 1, 2022	9,200,000	$23,000	$7,453,265	$1,761,628	$11,474,449	$559,753	$1,120,139	$22,392,234
Net income attributable to CDT Environmental Technology Investment Holdings Limited	—	—	—	—	5,782,018	—	—	5,782,018
Net income attributable to noncontrolling interests	—	—	—	—		—	(539,229)	(539,229)
Statutory reserve	—	—	—	634,911	(634,911)	—	—	—
Derecognition of noncontrolling interest upon disposal of a subsidiary	—	—	—	—	—	—	35,199	35,199
Foreign currency translation adjustments	—	—	—	—	—	(2,050,374)	(59,937)	(2,110,311)
BALANCE, December 31, 2022	9,200,000	$23,000	$7,453,265	$2,396,539	$16,621,556	$(1,490,621)	$556,172	$25,559,911
Net income attributable to CDT Environmental Technology Investment Holdings Limited	—	—	—	—	7,417,706	—	—	7,417,706
Net income attributable to noncontrolling interests	—	—	—	—	—	—	(393,652)	(393,652)
Statutory reserve	—	—	—	796,316	(796,316)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(518,800)	21,078	(497,722)
BALANCE, December 31, 2023	9,200,000	$23,000	$7,453,265	$3,192,855	$23,242,946	$(2,009,421)	$183,598	$32,086,243
Net income attributable to CDT Environmental Technology Investment Holdings Limited	—	—	—	—	1,453,191	—	—	1,453,191
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(46,909)	(46,909)
Issuance of ordinary shares and warrants in initial public offerings, net of issuance costs	1,500,000	3,750	3,671,431	—	—	—	—	3,675,181
Stock-based compensation to third parties	125,000	313	453,937	—	—	—	—	454,250
Statutory reserve	—	—	—	240,734	(240,734)	—	—	—
Derecognition of noncontrolling interest upon disposal of subsidiaries	—	—	—	—	—	—	20,484	20,484
Foreign currency translation adjustments	—	—	—	—	—	(201,488)	(2,895)	(204,383)
BALANCE, December 31, 2024	10,825,000	$27,063	$11,578,633	$3,433,589	$24,455,403	$(2,210,909)	$154,278	$37,438,057

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,406,282	$7,024,054	$5,242,789
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	263,109	331,336	383,827
Amortization of intangible assets	10,603	11,355	14,434
Amortization of right-of-use assets	70,975	95,695	85,995
Provision for (Recovery from) credit loss, net	6,459,240	(88,221)	471,454
Gain on disposal of subsidiaries	(132,844)	—	13,162
Loss on disposal of equipment	60,895	119,069	—
Deferred tax (benefit) expense	(966,395)	46,745	33,323
Stock-based compensation	454,250	—	—
Change in operating assets and liabilities
Accounts receivable	(23,087,580)	(9,240,652)	(7,364,305)
Other receivables	(613,173)	(247,609)	(119,353)
Contract assets	(1,409,441)	(13,579,514)	(12,154,800)
Contract costs	—	889,180	740,644
Deferred costs	—	45,194	(47,348)
Prepayments and other current assets	50,175	1,735,536	1,267,770
Accounts payable	13,005,301	9,216,778	5,627,716
Other payables and accrued liabilities	440,732	(45,075)	58,676
Contract liabilities	14	(280)	3,520
Lease liabilities	(82,027)	(91,010)	(75,365)
Taxes payable	2,082,856	644,753	1,345,081
Net cash used in operating activities	(1,987,028)	(3,132,666)	(4,472,780)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(3,893)	(21,550)	(53,187)
Cash received from disposal of equipment	—	38,379	—
Purchases of intangible assets	—	—	(33,754)
Repayments from third parties	—	56,764	—
Repayments from related parties	—	169,993.00	—
Cash deposit into escrow	600,000	—	—
Net cash release from disposal of subsidiaries	(41,356)	—	—
Loan to related parties	(9,584)	—	(7,511)
Net cash provided by (used in) investing activities	545,167	243,586	(94,452)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of initial public offering (“IPO”) costs	—	(46,859)	(68,858)
Net proceed received from IPO	4,284,498	—	—
Proceed from IPO placed in escrow	(600,000)	—	—
Proceeds from short-term loans - banks	1,756,967	2,108,789	716,470
Repayments of short-term loans - banks	(2,663,952)	(355,840)	(891,981)
Proceeds from long-term loan - bank	252,196	255,439	187,627
Repayments of long-term loan - bank	(36,695)	(67,576)	(148,600)
Proceeds from (repayments of) short-term loans - third parties, net	533,115	(134,957)	113,141
Proceeds from (repayments of) other payables - related parties, net	(29,390)	14,191	(39,767)
(Repayments of) Proceeds from short-term loans - related parties, net	(2,478,013)	1,216,973	3,864,710
Net cash provided by financing activities	1,018,726	2,990,160	3,732,742

EFFECT OF EXCHANGE RATE CHANGES	279,412	(32,842)	(100,608)

NET CHANGE IN CASH AND RESTRICTED CASH	(143,723)	68,238	(935,098)

CASH, BEGINNING OF THE YEAR	268,102	199,864	1,134,962

CASH, END OF THE YEAR	$128,379	$268,102	$199,864

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$141	$7,271	$2,572
Cash paid for interest	$137,072	$106,130	$64,658

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING INFORMATION:

Other receivables - related parties and short-term loan - related parties offset upon execution of offset agreements	$—	$—	$1,423,240
Initial recognition of operating right of use assets and lease liabilities	$—	$—	$407,446
Recognition of other receivable from third party upon disposal of a subsidiary	$—	$—	$4,460
Derecognition of operating right of use assets and lease liabilities upon termination of the leases	$22,434	$—	$—
Payment of Initial public offering (“IPO”) costs from IPO proceed	$364,576	$—	$—

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

The accompanying consolidated financial statements reflect the activities of CDT Cayman and each of the following entities as of December 31, 2024:

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
Shenzhen CDT Environmental Technology Co., Ltd. (“Shenzhen CDT”)

● A PRC limited liability company

● Incorporated on August 27, 2012

● Registered capital of RMB 60,000,000

● Developing, producing, selling and installing sewage treatment systems and providing sewage treatment services

100% collectively owned by Ultra HK (15%) and CDT HK (85%)

Beijing CDT Environmental Technology Co., Ltd. (“BJ CDT”)	● A PRC limited liability company ● Incorporated on April 25, 2016 ● Registered capital of RMB 20,000,000 ● Providing sewage treatment services	100% owned by Shenzhen CDT
Fuzhou LSY Environmental Technology Co., Ltd. (“FJ LSY”)	● A PRC limited liability company ● Incorporated on March 13, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT

Tianjin CDT Environmental Technology Co., Ltd. (“TJ CDT”)	● A PRC limited liability company ● Incorporated on October 22, 2014 ● Registered capital of RMB 10,000,000 ● Providing sewage treatment services	100% owned by Shenzhen CDT
Chengde CDT Environmental Technology Co., Ltd. (“CD CDT”)	● A PRC limited liability company ● Incorporated on March 26, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Beijing Innovation CDT Environmental Technology Co., Ltd. (“BJ CX CDT”)	● A PRC limited liability company ● Incorporated on September 7, 2016 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Baoding CDT Environmental Technology Co., Ltd. (“BD CDT”)	● A PRC limited liability company ● Incorporated on October 21, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Hengshui CDT Environmental Technology Co., Ltd. (“HS CDT”)	● A PRC limited liability company ● Incorporated on May 18, 2015 ● Registered capital of RMB 3,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Guangxi CWT Environmental Technology Co., Ltd. (“GX CDT”) (2)	● A PRC limited liability company ● Incorporated on January 29, 2016 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT

Huzhou CDT Environmental Technology Co., Ltd. (“HZ CDT”)	● A PRC limited liability company ● Incorporated on February 6, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Hohhot CDT Environmental Technology Co., Ltd. (“HHHT CDT”)	● A PRC limited liability company ● Incorporated on February 11, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Taiyuan CDT Environmental Technology Co., Ltd. (“TY CDT”) (3)	● A PRC limited liability company ● Incorporated on March 23, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Xiamen YDT Environmental Technology Co., Ltd. (“XM YDT”) (1)	● A PRC limited liability company ● Incorporated on April 9, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT

(1)	In January 2022, the Company disposed of its entire 51% ownership in XM YDT and transferred its ownership to a third party for consideration of approximately $5,000. The disposal of XM YDT did not have a material impact on the Company’s consolidated financial statements.

(2)	In March 2024, the Company disposed of its entire 51% ownership in GX CDT and transferred its ownership to Chun’E Zhao, the legal representative of GX CDT for consideration of RMB 500. The disposal of GX CDT did not have a material impact on the Company’s consolidated financial statements.

(3)	In June 2024, the Company disposed of its entire 51% ownership in TY CDT and transferred its ownership to a third party for consideration of RMB 1,000. The disposal of TY CDT did not have a material impact on the Company’s consolidated financial statements.

Note 2 – Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating requirements and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in installing sewage treatment systems and providing sewage treatment services in both urban and rural areas. The Company’s business is capital intensive. Working capital was approximately $26.0 million as of December 31, 2024, as compared to approximately $24.2 million as of December 31, 2023. As of December 31, 2024, cash on-hand balance was approximately $0.1 million. In addition to cash on-hand, the Company also has other current assets mainly composed of accounts receivable and contract assets. The Company had accounts receivable, net, of approximately $45.1 million, and contract assets – current of approximately $31.4 million as of December 31, 2024, all of which are short-term in nature and should be collected and utilized within the Company’s operating cycle to be used to support the Company’s working capital needs.

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

Although the Company believes that it can realize its current assets in the normal course of business, its ability to repay its current obligations will depend on the future realization of its current assets. Management has considered historical experience, the economic environment, trends in the sewage treatment industry, and the expected collectability of accounts receivable and contract assets as of December 31, 2024. The Company expects to realize these outstanding balances, net of allowance within the normal operating cycle of twelve-months. As of the date of the issuance of these consolidated financial statements, the Company has received approximately $1.5 million of its accounts receivable. If the Company is unable to realize its current assets within the normal twelve-month operating cycle, the Company may have to consider supplementing its available sources of funds through the following:

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the estimated cost or input measure method used to calculate the revenue recognized in the Company’s sewage treatment systems installation business, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, allowance for credit loss and doubtful accounts and allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

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

Translation adjustments included in accumulated other comprehensive loss amounted to $2,210,909 and $2,009,421 as of December 31, 2024 and 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024 and 2023 were translated at RMB 7.19 and RMB 7.08 to $1.00, respectively, and at HKD 7.77 and HKD 7.81 to $1.00, respectively. The shareholders’ equity accounts are stated at their historical exchange rates. The average translation rates applied to the statements of income accounts for the years ended December 31, 2024, 2023, and 2022 were to RMB 7.14, RMB 7.05, and RMB 6.73 to $1.00, respectively, and were HKD 7.80, HKD 7.83, and HKD 7.83 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash

Cash consists of cash on hand and deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Company adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable using the modified retrospective approach, starting from April 1, 2023 and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. As of December 31, 2024 and 2023, the Company provided allowance for credit loss of $9,267,851 and $3,009,363, respectively.

Other receivables, net

Other receivables primarily include advances to employees, and other deposits. Starting from January 1, 2023, the Company adopted ASC Topic 326 on its other receivables using the modified retrospective approach. The new credit loss guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses rather than incurred losses. Under the new accounting guidance, the Company measures credit losses on its other receivables using the current expected credit loss model under ASC 326. As of December 31, 2024 and 2023, the Company provided allowance for credit loss of $468,219 and $500,857, respectively. For the years ended December 31, 2024, the Company had recovered $25,829 from previous allowance for credit loss, and for the years ended December 31, 2023 and 2022, the bad debt expense for other receivables amounted to $34,189 and $144,415, respectively.

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

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration that the Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. As of December 31, 2024 and 2023, no impairment loss was recognized.

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

Prepayments and other current assets, net

Prepayments are cash deposited or advanced to suppliers for future inventory purchases or service providers for future services. These amounts are refundable and bear no interest. Prepayments also consist of prepaid consulting fees remitted to third parties in acquiring contracts with customers. Such consulting fee is refundable if the contract with the customer is not signed within the certain period indicated in the consulting service contract term. As of December 31, 2024, the Company has recorded approximately $0.1 million of prepaid consulting fees in prepayments related to obtaining a contract with customer. However, as of the date of the issuance of these consolidated financial statements, the Company has not secured this contract through the bidding process.

For any prepayments determined by management that will not be completed by the receipt of inventories, services, or refunded, the Company will recognize an allowance account to reserve for such balances. Management reviews its advances to suppliers on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance after management has determined that the likelihood of completion or collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2024 and 2023, allowance for doubtful account for prepayments was $105,769 and $173,736, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Building	45 years
Equipment	4 - 10 years
Office equipment, fixtures and furniture	3 - 5 years
Automobiles	5 - 10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to operations as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2023, no impairment of long-lived assets was recognized.

Escrow

In connection with the closing of the Company’s initial public offering in April 2024, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twenty-four months after the closing date of the initial public offering. As of December 31, 2024 and 2023, the balance of the escrow account related to IPO was $600,000 and $0, respectively.

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

As of December 31, 2024, the Company had collections allocated to remaining performance obligations for sewage treatment system installments amounting to $2,897,031 which is expected to be recognized upon the satisfaction of the performance obligations within 12 months from December 31, 2024 using an input measure method.

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

The maintenance contract revenue is embedded in the installation contract but clearly identifiable for such maintenance services, which is generally between one to two years after installation. This clause includes identifiable payment terms within the sales contract, which the Company believes can be distinguished from the installation services should the Company need to separately enter the installation and maintenance service contracts. Maintenance services revenues are immaterial to the Company’s consolidated statements of income and comprehensive income for the years ended December 31, 2024, 2023, and 2022.

As of December 31, 2024, the Company had transaction price allocated to remaining performance obligations for rendering sewage treatment services amounting to $953,170 which is expected to be recognized within 12 months from December 31, 2024 and nil is expected to be recognized subsequent to December 31, 2024, all on a straight-line basis.

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

Warranty provision

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under FASB ASC 460, “Guarantees”. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranties is based on actual warranty experience or the Company’s best estimate. There were no such reserves for the years ended December 31, 2024, 2023, and 2022, because the Company’s historical warranty expenses have been immaterial to the Company’s consolidated financial statements.

Advertising costs

Advertising costs amounted to $6,053, $22,677 and $61,566 for the years ended December 31, 2024, 2023, and 2022, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Research and development (“R&D”)

R&D expenses include salaries and other compensation-related expenses paid to the Company’s research and product development personnel while they are working on R&D projects, as well as raw materials used for the R&D projects. R&D expenses amounted to $61,786, $80,948and $112,668 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Stock-based compensation

The Company accounts for stock-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, stock compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share”. FASB ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding during the reporting period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023, and 2022, there were no potential dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $83,687, $166,199 and $171,674 for the years ended December 31, 2024, 2023, and 2022, respectively.

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

The Company reviews the impairment of its ROU asset consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of its operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024 and 2023, the Company did not recognize an impairment loss on its operating lease ROU asset.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

New Accounting Standards That Have Been Adopted:

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopted ASU 2023-09 on January 1, 2025, which did not have a material impact on the Company’s consolidated financial statements.

New Accounting Standards That Have Not Yet Been Adopted:

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

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flow.

Note 4 – Accounts receivable, net

Accounts receivable, net consists of the following:

	December 31, 2024	December 31, 2023

Accounts receivable	$54,456,082	$32,085,912
Allowance for credit loss	(9,267,851)	(3,009,363)
Total accounts receivable, net	$45,188,231	$29,076,549

Movements of allowance for credit loss are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Beginning balance	$3,009,363	$3,189,642	$3,004,435
Addition	6,379,841	246,336	555,133
Recovery*	(4,656)	(374,078)	(86,994)
Disposal of GX CDT and TY CDT	(4,115)	—	—
Exchange rate effect	(120,812)	(52,537)	(282,932)
Ending balance	$9,267,851	$3,009,363	$3,189,642

*	The Company recovered account receivable for the years ended December 31, 2024, 2023 and 2022 due to collection of account receivable’s balance that were allowanced in prior period.

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

Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consist of the following:

	December 31, 2024	December 31, 2023

Revenue recognized	$97,333,105	$71,023,301
Less: progress billings	(57,343,747)	(31,857,462)
Contract assets	$39,989,358	$39,165,839
Contract assets, current	$31,438,860	$34,280,084
Contract assets, non-current	$8,550,498	$4,885,755

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2023

Building	$1,118,469	$1,135,160
Equipment	1,474,577	2,103,979
Office equipment, fixtures and furniture	52,400	65,765
Automobiles	486,950	851,121
Subtotal	3,132,396	4,156,025
Less: accumulated depreciation	(1,841,074)	(2,460,677)
Property and equipment, net	$1,291,322	$1,695,348

Depreciation expense for the years ended December 31, 2024, 2023, and 2022 amounted to $263,109, $331,336, and $383,827, respectively.

Note 7 – Intangible assets, net

Intangible assets, net consist of the following:

	December 31, 2024	December 31, 2023

Patents	$115,051	$116,768
Less: accumulated amortization	(109,423)	(100,371)
Intangible assets, net	$5,628	$16,397

Amortization expense for the years ended December 31, 2024, 2023, and 2022 amounted to $10,603, $11,355, and $14,434, respectively.

The estimated amortization is as follows:

Twelve months ending December 31,	Estimated amortization expense
2025	$5,628

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2024	December 31, 2023

Payables to non-trade vendors and service providers	$1,381,806	$1,773,105
Salary payable	839,090	693,396
Total other payables and accrued liabilities	$2,220,896	$2,466,501

Note 9 – Related party balances and transactions

Related party balances

 Other receivables - related parties

Name of Related Party	Relationship	Nature	December 31, 2024	December 31, 2023
Fujian Tantan Technology Co, Ltd (“FJ Tantan”)*	FJ Tantan’s legal representative is the secretary of Fujian Hongfa Group Ltd (“Fujian Hongfa”). Fujian Hongfa is the shareholder of FJ LSY.	Interest free, due on June 15, 2025	$109,621	$111,259
Fuzhou Jinhui Environmental service Co, Ltd (“FZ Jinhui”)	Fujian Jinshun environmental Co, Ltd (“Jinshun”) is the major shareholder of FZ Jinhui. Weihao Chen is the Major shareholder of Jinshun, and the legal representative of FZ LSY.	Interest free, due on August 31, 2023 (extended to August 31, 2024)	—	4,459
Yueyu Qi*	Spouse of Wang who is a supervisor of Huzhou CDT	Interest free, due on December 31, 2025	$13,911	$—
Total			$123,532	$115,718

*	As of the date of the issuance of these consolidated financial statements, these receivables have been repaid by the related parties.

Other payables – related party

Name of Related Party	Relationship	Nature	December 31, 2024	December 31, 2023
Wanqiang Lin	Director of Ultra HK	Advance payment for operational expenses of the Company pending for reimbursement	$256,863	$270,806

Short-term loans - related parties

Name of Related Party	Relationship	Nature	December 31, 2024	December 31, 2023

Beijing Minhongyun Energy Supply Co. Ltd.	Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd is the director of this entity	Interest-free loans due on November 30, 2025	$1,048,912	$1,064,566
Shenzhen Li Yaxin Industrial Co., Ltd	Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole shareholder of this entity	Interest-free loans due on December 10, 2025	97,379	96,009
Yunwu Li	Chairman of CDT Environmental Technology Co., Ltd.	Interest-free loans due on October 31, 2025	846,854	3,446,578
Jianzhong Zhao	Legal Representative, General Manager and Director of Hohhot CDT Environmental Technology Co., Ltd.	Interest-free loans due on December 31, 2025	237,868	299,772
Jianshan Ma	Director and General Manager of Chengde CDT Environmental Technology Co., Ltd.	Interest-free loans due on December 31, 2025	95,264	117,279
Yan Wang	Relative of Ying Wang, Supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans due on February 28, 2025, extended to February 28, 2026	157,978	160,052
Zhaozhao Xu	General project manager of Shenzhen CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2024	—	32,473
Yaoyu Zhou	Spouse of Ying Wang, Supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans, due on November 2, 2024	—	155,308
Xushaozhao	Project manager of Shenzhen CDT Environmental Technology Co., Ltd	Interest-free loans due on demand	310,639	—
Guangxi Jingxingming Eletrical Ltd	The legal representative of this entity is also the legal representative of Guangxi CWT Environmental Technology Co., Ltd.	Interest-free loans, due on August 22, 2024	—	14,119
Total			$2,794,894	$5,386,156

Interest expense pertaining to the loans for the years ended December 31, 2024 and 2023 were amounted to $0, respectively.

Note 10 – Credit facilities

Short-term loans – banks

Outstanding balances on short-term bank loans consist of the following:

Bank Name	Maturities	Interest Rate	Collateral/ Guarantee	December 31, 2024	December 31, 2023
China Bank of Communication(1)	January 2025 (repaid in January 2025)	4.4%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is collateralized by a real estate property owned by Yunwu Li.	417,339	—
China Bank of Communication(1)	August 2024	4.9-5%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is collateralized by a real estate property owned by Yunwu Li.	—	423,567
China Bank of Communication(1)	January 2025 (extended to November 2026)	4.4%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is collateralized by a real estate property owned by Yunwu Li.	695,565	—
China Bank of Communication(1)	January 2024 (extended to December 2024)	4.6%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is collateralized by a real estate property owned by Yunwu Li.	—	705,945
Postal saving bank of China (2)	June 2024	5.7%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	564,756
Zhejiang Hecheng Rural Commercial Bank Co.，Ltd (3)	August 2025	12.4%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	166,936	—
China resource bank	March 2024	5.8%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	412,272
Bank of China (4)	November 2025	3.6-.3.9%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd	317,178	—
Bank of China (4)	November 2024	3.9%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd	—	415,096
China Construction Bank	December 2024	4.0%	Guaranteed by Chun’E Zhao, the legal representative of Guangxi CWT Environmental Technology Co., Ltd.	—	52,240
Weizhong Bank	August 2025	5.9%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	132,489	—
Weizhong Bank	February 2025	6.1-9.7%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	154,509
Weizhong Bank	November 2025	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	68,011	—
Weizhong	February 2025 (repaid in February 2025)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	3,784	—
Weizhong	February 2025 (repaid in February 2025)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	13,249	—
Total				$1,814,551	$2,728,385

(1)	In August 2022, the Company secured a renewable line of credit (“Line of Credit 1”) worth approximately $1.1 million from China Bank of Communication for a two-year period. This line of credit is backed by the guarantee of Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company, and it is secured by a real estate property owned by Yunwu Li. On January 2, 2024, the Line of Credit 1 was extended to July 14, 2024 and further extended to November 18, 2026.

(2)	In June 2023, the Company secured a renewable line of credit (“Line of Credit 2”) worth approximately $0.6 million from Postal Savings Bank of China for a two-year term. This line of credit is guaranteed by Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company. Simultaneously, on the same date, the Company withdrew approximately $0.6 million from Line of Credit 2, which carries an interest rate of 5.7%. In June 2024, the Company has fully repaid the loan under Line of Credit 2.

(3)	On August 30, 2024, the Company entered into a loan agreement with Zhejiang Hecheng Rural Commercial Bank Co Ltd, for approximately $0.2 million. The loan is guaranteed by Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company to be due in August 2025 with 4.25% interest rate per annum.

Long-term loans – bank

Outstanding balances on long-term bank loans consist of the following:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	December 31, 2024	December 31, 2023

Weizhong Bank	July 2023 (renewal to February 2025)	6.1-9.7%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	$—	$79,463
Sichuan Xinwang Bank Co., Ltd	May 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	115,927	—
Weizhong Bank	January 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	8,612	—
Weizhong Bank	March 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	19,873	—
Zhejiang Hecheng Rural Commercial Bank Co.,Ltd	March 2026	5%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	69,557	—
Total				$213,969	$79,463

Short-term loans – third parties

Outstanding balances on long-term third-party loans consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	December 31, 2024	December 31, 2023

Lou Hong	September 30, 2025	0%	None	$626,009	$—
Lingyu Ye	December 2019 (renewed in December 2020, extended to December 2024)	0%	None	—	28,237
Runze Li	December 31, 2025	0%	None	2,086	43,769
Shanghai Xinjing Construction Labor Service Center	November 30, 2025	0%	None	208,670	211,784
Xiamen Haosheng Investing Co., Ltd.	April 2020 (extended to April 2024)	0%	None	—	28,238
Total				$836,765	$312,028

Interest expense pertaining to the above loans for the years ended December 31, 2024, 2023, and 2022 were amounted to $136,757, $106,130 and $64,658, respectively.

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

PRC

Shenzhen CDT and its subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Shenzhen CDT obtained the “high-tech enterprise” tax status in December 2016, which reduced its statutory income tax rate to 15% from December 2016 to November 2019. The Company renewed its “high-tech enterprise” tax status in November 2022, and 2024 upon expiration of its then current “high-tech enterprise” tax status. The renewal was approved by the PRC tax authority, and the high-tech enterprise tax status will expire in December 2025. The statutory income tax rate for PRC subsidiaries except Shenzhen CDT for the year ending December 31, 2024 was 25.0%.

Income tax savings due to the preferential rates on taxable subsidiaries for the years ended December 31, 2024, 2023 and 2022 were amounted to $418,443, $100,305 and $466,048, respectively.

The Company’s basic and diluted earning per shares would have been lower by $0.01, $0.01 and $0.05 per share for the years ended December 31, 2024, 2023 and 2022, respectively, without the preferential tax rate reduction.

Income tax expense for the years ended December 31, 2024, 2023 and 2022 were amounted to $462,043, $1,403,880 and $1,152,963, respectively. The effective tax rate for the years ended December 31, 2024, 2023 and 2022 were 24.8%, 16.7% and 18.0%, respectively.

Significant components of the income taxes expense are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Current income tax	$1,428,438	$1,357,135	$1,119,640
Deferred income tax (benefit) expense	(966,395)	46,745	33,323
Income tax expenses	$462,043	$1,403,880	$1,152,963

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(12.1%)	(8.8%)	(7.6%)
Change in valuation allowance	9.0%	0.4%	0.5%
Permanent difference*	2.8%	0.1%	0.1%
Effective tax rate	24.7%	16.7%	18.0%

*	Permanent difference mainly consisted of the meal and entertainment expenses which is partially non-deductible under PRC income tax law.

Deferred tax assets – China and Hong Kong

Significant components of deferred tax assets are as follows:

	December 31, 2024	December 31, 2023

Allowance for doubtful accounts	$1,354,590	$400,704
Net operating loss carryforwards	404,920	334,805
Valuation allowance	(550,821)	(482,627)
Deferred tax assets, net	$1,208,689	$252,882

As of December 31, 2024 and 2023, the Company had net operating loss carryforwards of $ 1,658,282 and $2,606,744, respectively, from the Company’s PRC subsidiaries which were operating at losses, which will expire by December 31, 2029 and 2028, based upon the level of historical operating losses in the Company’s PRC subsidiaries, other than Shenzhen CDT, which were operating at cumulative losses as of December 31, 2024. The Company also had net operating loss carryforwards of $1,435,150 and $769,340 as of December 31, 2024 and 2023, respectively, from Company’s Hong Kong subsidiaries which were operating at losses. The Company believes it is less likely than not that its PRC and Hong Kong operations will be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong. As a result, the Company provided 100% allowance on all deferred tax assets on the net operating losses of $ 168,120 and $207,864 related to its operations in the PRC as of December 31, 2024 and 2023, respectively. The Company also provided 100% allowance on all deferred assets on net operating losses of $236,800 and $126,941 related to its operations in Hong Kong as of December 31, 2024 and 2023, respectively.

Certain of the Company’s allowances for doubtful accounts are for the Company’s PRC subsidiaries which the Company believes it is less likely than not that its PRC operations, other than Shenzhen CDT will be able to fully utilize its deferred tax assets related to the allowance for doubtful account in the PRC. As a result, the Company provided 100% allowance on all deferred tax assets on the allowance for doubtful accounts of $145,901 and $147,822 related to its operations in the PRC, other than Shenzhen CDT at December 31, 2024 and 2023.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	December 31, 2024	December 31, 2023

VAT taxes payable	$1,421,831	$775,847
Income taxes payable	5,982,737	4,633,460
Other taxes payable	4,106	14,648
Totals	$7,408,674	$5,423,955

Note 13– Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2024 and 2023, $86,508 and $268,102 were deposited with financial institutions located in the PRC, respectively. The deposit insurance system in China only insures each depositor at each bank for a maximum of approximately $77,000 (RMB 500,000). As of December 31, 2024 and 2023, nil were over the China deposit insurance limit, respectively. As of December 31, 2024 and 2023, $22,279 and $18,267 was deposited with financial institutions located in Hong Kong, respectively. The deposit insurance system in Hong Kong only insures each depositor at each bank for a maximum of approximately $64,000 (HKD 500,000). As of December 31, 2024 and 2023, none of these balances are over the Hong Kong Deposit Protection Board limit.

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

The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. The RMB depreciated by 1.5% from December 31, 2023 to December 31, 2024 and depreciated by 1.7% from December 31, 2022 to December 31, 2023. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

Customer concentration risk

For the year ended December 31, 2024, five customers accounted for 22.1%, 21.1%, 15.9%, 13.7% and 12.2% of the Company’s total revenues, respectively. For the year ended December 31, 2023, two customers accounted for 23.4% and 10.2% of the Company’s total revenues, respectively. For the year ended December 31, 2022, three customers accounted for 48.5%, 15.2%, and 14.6% of the Company’s total revenues, respectively.

As of December 31, 2024, four customers accounted for 25.0%, 16.3%, 14.3% and 13.1% of total balance of accounts receivable, respectively. As of December 31, 2023, two customers accounted for 13.0%, and 12.3% of total balance of accounts receivable, respectively.

Vendor concentration risk

For the year ended December 31, 2024, three vendors accounted for 31.1%, 14.8% and 14.7% of the Company’s total purchases, respectively. For the year ended December 31, 2023, one vendor accounted for 27.3% of the Company’s total purchases, respectively. For the year ended December 31, 2022, two vendors accounted for 19.7% and 10.0% of the Company’s total purchases, respectively.

As of December 31, 2024, three vendors for accounted for 17.8%, 15.2% and 11.2% of total balance of accounts payable, respectively. As of December 31, 2023, no vendors accounted for more than 10.0% of total balance of accounts payable, respectively.

Note 14 – Shareholders’ equity

Ordinary shares

CDT Cayman was established under the laws of Cayman Islands on November 28, 2016. The authorized number of ordinary shares was 38,000,000 shares with a par value of HK$0.01.

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

As a result of the foregoing restrictions, CDT PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict CDT PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024 and 2023, amounts restricted are the paid-in-capital and statutory reserve of CDT PRC entities, which amounted to $8,260,051 and $7,888,981, respectively.

Statutory reserves

For the years ended December 31, 2024, 2023, and 2022, CDT PRC entities collectively attributed $240,734, $796,316 and $634,911 of retained earnings for their statutory reserves, respectively.

Stock-based compensation

On March 26, 2024, the Company entered into a marketing services agreement with Outside the Box LLC (“OTB”), a branding and communications consultancy, to provide marketing and investor awareness services over the period from March 25, 2024 to September 25, 2024. Pursuant to the terms of the agreement, the Company agreed to compensate OTB with a cash payment of $100,000 and an issuance of ordinary shares valued at $200,000, both contingent upon the completion of the Company’s initial public offering (“IPO”). Following the completion of the IPO on April 22, 2024, the Company settled the cash obligation using IPO proceeds and issued 50,000 ordinary shares to OTB.

On May 5, 2024, the Company entered into a services agreement with TraDigital Marketing Group, LLC (“TraDigital”), a Delaware limited liability company specializing in digital marketing and investor relations. Pursuant to the agreement, TraDigital was engaged to provide digital marketing services over a six-month term ending November 4, 2024. As consideration for such services, the Company agreed to pay a monthly service fee of $7,500 during the term of the agreement and issued 75,000 ordinary shares to TraDigital on May 5, 2024, the effective date of the agreement.

Note 15 – Leases

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

During the years ended December 31, 2024 and 2023, the Company did not enter into any new lease agreements that would require recognition of initial right-of-use (“ROU”) assets and corresponding operating lease liabilities. For the year ended December 31, 2022, the Company recognized $407,446 of initial ROU assets and an equivalent amount of operating lease liabilities, measured at the present value of future minimum lease payments using a weighted-average incremental borrowing rate of 5.5%. As of December 31, 2024 and 2023, the weighted-average remaining lease term was 0 years and 2.8 years, respectively. The Company’s lease agreements do not include material residual value guarantees or restrictive covenants.

As of December 31, 2024, the Company had terminated three office lease agreements, resulting in the full derecognition of the related ROU assets and lease liabilities.

The following table presents operating lease cost reported in the consolidated statements of income and comprehensive income:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Operating lease cost	$70,862	$109,184	$98,690
Short-term lease cost	53,891	105,517	193,525
Total	$124,753	$214,701	$292,215

Note 16 – Commitments and contingencies

Legal contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Note 17 – Segments information

The Company conducts business as a single operating segment which is based upon the Company’s organizational and management structure, as well as information used by the CODM, the CEO of the Company, to allocate resources and perform assessment. The key measure of segment profitability that the CODM uses to allocate resources and assess performance is consolidated net income. The following table presents the significant revenue and expense categories of the Company’s single operating segment:

Disaggregated information of revenues, cost of revenues and gross profit by business lines are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Sewage treatment systems	$28,417,150	$32,267,593	$26,552,481
Sewage treatment services and others	1,348,055	1,942,326	2,296,881
Total revenues	29,765,205	34,209,919	28,849,362

Sewage treatment systems	17,779,226	21,630,216	17,170,669
Sewage treatment services and others	739,502	1,194,817	1,425,538
Total cost of revenues	18,518,728	22,825,033	18,596,207

Total gross profit	11,246,477	11,384,886	10,253,155

Less:
Selling expense	108,637	106,147	164,583
Depreciation expense	148,280	165,683	207,980
Salary expense	255,049	991,037	1,158,607
Rent	124,753	214,701	292,215
Professional fee	1,296,218	679,438	1,049,378
Other general and administrative expense	340,157	623,660	442,332
Research and development expense	61,786	80,948	112,668
Stock-based compensation	454,250	—
Provision for (recovery from) credit loss, net	6,459,240	(88,221)	471,454
Other income (expense), net	129,782	183,559	(41,814)
Income before income taxes	1,868,325	8,427,934	6,395,752
Income taxes expenses	462,043	1,403,880	1,152,963
Net income	$1,406,282	$7,024,054	$5,242,789

Note 18 – Subsequent events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date of this audit report. No other events require adjustment to or disclosure in the consolidated financial statements other than the following:

On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan authorizes the issuance of up to 1,500,000 Class A ordinary shares and is intended to provide equity-based compensation to employees, directors, and consultants of the Company and its affiliates. Awards under the 2025 Plan may include non-qualified stock options, incentive stock options, restricted stock awards, and unrestricted stock awards. As of the date of the issuance of these consolidated financial statements 1,500,000 Class A ordinary shares have been issued to one employee and two consultants as equity-based compensation.

In February 2025, HZ CDT entered into a long-term loan agreement with Zhejiang Changxing Rural Commercial Bank Co., Ltd. for an amount of RMB 500,000, with an interest rate of 4.9% per annum due in February 2027.

In February 2025, SZ CDT entered into a short-term loan agreement with China Bank of Communication for an amount of RMB 5,000,000, with an interest rate of 4.2% per annum due in January 2026.

Note 19 – Financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s unaudited consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company does not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

PARENT COMPANY BALANCE SHEETS

	December 31, 2024	December 31, 2023

ASSETS
OTHER ASSET
Investment in subsidiaries	$37,283,779	$31,902,645
Total asset	$37,283,779	$31,902,645

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0025 par value, 20,000,000 shares authorized, 10,825,000 and 9,200,000 shares outstanding as of December 31, 2024 and 2023	27,063	23,000
Additional paid-in capital	11,578,633	7,453,265
Statutory reserves	3,433,589	3,192,855
Retained earnings	24,455,403	23,242,946
Accumulated other comprehensive loss	(2,210,909)	(2,009,421)
Total shareholders’ equity	37,283,779	31,902,645

Total liabilities and shareholders’ equity	$37,283,779	$31,902,645

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2024	2023	2022

EQUITY INCOME OF SUBSIDIARIES	$1,453,191	$7,417,705	$5,782,018

NET INCOME	1,453,191	7,417,705	5,782,018

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(201,488)	(518,799)	(2,050,374)
COMPREHENSIVE INCOME	$1,251,703	$6,898,906	$3,731,644

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,453,191	$7,417,705	$5,782,018
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries	(1,453,191)	(7,417,705)	(5,782,018)
Net cash used in operating activities	—	—	—

CHANGES IN CASH	—	—	—

CASH, beginning of year	—	—	—

CASH, end of year	$—	$—	$—