Form 20-F/A
period 2024-12-31
CDT Environmental Technology Investment Holdings Ltd
filed 2025-09-09
CIK 1793895

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

 (Amendment No. 1)

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

☐ Yes ☐ No

EXPLANATORY NOTE

CDT Environmental Technology Investment Holdings Limited (the “Company) is filing this Amendment No. 1 (this "Amendment") to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission (the "SEC") on May 15, 2025 (the "Original Form 20-F"). This Amendment is being filed for the sole purposes of (i) revising the opinion of the auditor to remove an inadvertent reference to auditing standards generally accepted in the United States of America and (ii) filing the certifications in the form of Exhibits 12.1, 12.2, 13.1 and 13.2 (the "Certifications"), respectively. The Certifications were inadvertently not included in the Original Form 20-F and are now dated concurrently with this Amendment.

This Amendment is being filed solely to address the revisions as set out above. No other changes have been made to the Original Form 20-F. This Amendment speaks as of the original filing date of the Original Form 20-F, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and the Company's other filings made with the SEC subsequent to the filing of the Original Form 20-F.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1†	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on June 25, 2021)
2.1†	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
2.2†	Representative’s Warrant, dated April 22, 2024, issued to WestPark Capital, Inc. (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2024)
2.3†	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-252127)), originally filed with the Securities and Exchange Commission on January 15, 2021, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on April 5, 2024)
4.1†	Indemnification Escrow Agreement, dated April 17, 2024, by and among the Company, WestPark Capital, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2024)
4.2†	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.3†	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.4†	Form of Independent Director Agreement between the registrant and certain of its independent directors(incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.5†	Form of Independent Director Agreement between the registrant and its U.S. independent director(incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.6†	Form of Employment Agreement between the registrant and its officers (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)

4.7*	Unofficial English Translation of Shenzhen Housing Lease, dated as of October 1, 2024, by and between Shenzhen CDT Environmental Technology Co., Ltd. and Shenzhen Science and Technology Industrial Park (Group) Co., Ltd.
4.8†	Employment Agreement, dated as of September 1, 2019, by and between Yunwu Li and the registrant (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.9†	Employment Agreement, dated as of September 1, 2019, by and between Zijiang Liu and the registrant (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.10†	Employment Agreement, dated as of September 1, 2019, by and between Jianfei Yu and the registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.11†	Employment Agreement, dated as of September 1, 2019, by and between Yuntao Guan and the registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.12†	Employment Agreement, dated as of November 20, 2019, by and between Tiefeng Wang and the registrant (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.13†	Unofficial English Translation of Zhongshan City Comprehensive Treatment Project Contract for Non-up-to-standard Water Body, dated as of April 5, 2021, by and between Shenzhen Beier Environmental Protection Technology Co., Ltd and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
4.14†	Unofficial English Translation of Drainage Pipe Network Reconstruction Project (EPC) Project in Guankouhouxi Area Trenchless Pipeline Repair and Sporadic Works, dated as of September 30, 2021, by and between CCCC Shanghai Dredging Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
4.15†	Unofficial English Translation of Neitianxi Wuxing Community Sewage Treatment Station and Storage Tank Project (Storage Tank) Equipment Procurement, Installation and Auxiliary Material Procurement, Technical Service and Construction Contract, dated as of October 15, 2021, by and between Zhongjian Xinhongding Environment Group Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
4.16†	Unofficial English Translation of China Construction Eighth Engineering Bureau Co., Ltd. Wuyishan City Rural Domestic Wastewater Upgrading and Treatment Integrated Design, Procurement, Construction, and Operation Project for the Years 2021 to 2025, dated as of September 28, 2022, by and between China Construction Eighth Engineering Bureau Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)
4.17†	Unofficial English Translation of China Construction Eighth Engineering Bureau Co., Ltd. Wuyishan City Rural Domestic Wastewater Upgrading and Treatment Integrated Design, Procurement, Construction, and Operation Project for the Years 2021 to 2025, dated as of July 21, 2023, by and between China Construction Eighth Engineering Bureau Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)

4.18†	Unofficial English Translation of Contract for the Subcontracting of the Inland River Water Environmental Comprehensive Improvement PPP Project in Lianjiang County Urban Area, dated as of January 9, 2023, by and between Longyuan Construction Group Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)
8.1†	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2024)
11.1†	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on February 12, 2021)
11.2*	Insider Trading Policy
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1†	Letter of Wei, Wei & Co., LLP, dated April 26, 2024 (incorporated by reference to Exhibit 16.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 26, 2024)
97.1†	Incentive-Based Compensation Recovery Policy (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2024)
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File

†	Previously filed.
*	Previously filed with the Original Form 20-F.
**	Filed herewith.
***	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors

Date: September 9, 2025

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