Form 20-F
period 2025-12-31
CDT Environmental Technology Investment Holdings Ltd
filed 2026-05-15
CIK 1793895

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0025 per share	CDTG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 13,525,000 Class A ordinary shares issued and outstanding, par value $0.0025 per ordinary share.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“CDT Cayman,” the “Company,” “we,” “us” and “our” refer to CDT Environmental Technology Investment Holdings Limited, a Cayman Islands holding company, and its subsidiaries: CQ BVI, CDT BVI, Ultra HK, Shenzhen CDT and CDT HK. See “Item 4. Information on the Company-History and Development of the Company” for additional details.

●	“CQ BVI” refers to Chao Qiang Holdings Limited, a holding company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of CDT Cayman.

●	“CDT BVI” refers to CDT Environmental Technology Group Limited, a holding company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of CDT Cayman.

●	“Ultra HK” refers to Ultra Leader Investments Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of CQ BVI.

●	“CDT HK” refers to CDT Environmental Technology (Hong Kong) Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of CDT BVI.

●	“Shenzhen CDT” refers to Shenzhen CDT Environmental Technology Co., Ltd., a company established under the laws of the PRC and a 15% subsidiary of Ultra HK and 85% subsidiary of CDT HK.

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan. “RMB” or “Renminbi” refers to the legal currency of China. “HKD” or “HK$” refers to the legal currency of Hong Kong. “$” or “U.S. dollars” refers to the legal currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our functional currency is RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities are translated into U.S. dollars at the unified exchange rates as quoted by the People’s Bank of China as of the balance sheet dates, the statements of income are translated using the average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Translation adjustments included in accumulated other comprehensive income (loss) amounted to ($1,429,733), ($2,210,909) and ($2,009,421), as of December 31, 2025, December 31, 2024 and December 31, 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2025 and 2024 were translated at 6.99 RMB and 7.19 RMB to $1.00, respectively, and at 7.78 HKD and 7.77 HKD to $1.00, respectively. The shareholders’ equity accounts are stated at their historical exchange rates. The average translation rates applied to the statements of income accounts for the years ended December 31, 2025, 2024 and 2023 were 7.19 RMB, 7.14 RMB, and 7.05 RMB to $1.00, respectively, and were 7.80 HKD, 7.80 HKD, and 7.83 HKD to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translations from RMB to U.S. dollars were made at RMB 6.99 to $1.00, the noon buying rate on December 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

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

 FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	our ability to continue as a going concern;

●	the amount of our accounts receivable and our ability to collect on those amounts;

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	dependence on a few customers;

●	competition in our markets;

●	continued market acceptance of our products;

●	exposure to product liability and defect claims;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Item 3. Key Information-D. Risk Factors.”

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern.

 In connection with our assessment of going concern considerations, management has identified conditions that raise substantial doubt about the Company’s ability to continue as a going concern. As of December 31, 2025, we incurred a net loss of $10,366,087 and had negative cash flows from operating activities of $1,490,957. These factors may raise a doubt regarding the Company’s ability to continue as a going concern for at least 12 months from the date when these financial statements are available to be filed with the SEC.

The Company engages in installing sewage treatment systems and providing sewage treatment services in both urban and rural areas. Our business is capital intensive. Working capital was approximately $26.41 million as of December 31, 2025, as compared to approximately $26.0 million as of December 31, 2024. As of December 31, 2025, cash on-hand balance was approximately $66,686. In addition to cash on-hand, the Company also has other current assets mainly composed of accounts receivable and contract assets. The Company had accounts receivable, net, of approximately $44.13 million, and contract assets – current of approximately $39.31 million as of December 31, 2025, all of which are short-term in nature and should be collected and utilized within the Company’s operating cycle to be used to support the Company’s working capital needs.

 Although the Company believes that it can realize its current assets in the normal course of business, its ability to repay its current obligations will depend on the future realization of its current assets. Management has considered historical experience, the economic environment, trends in the sewage treatment industry, and the expected collectability of accounts receivable and contract assets as of December 31, 2025. The Company expects to realize these outstanding balances, net of allowance within the normal operating cycle of twelve-months. As of the date of the filing of this Annual Report on Form 20-F, the Company has received approximately $1.90 million of its accounts receivable. If the Company is unable to realize its current assets within the normal twelve-month operating cycle, the Company may have to consider supplementing its available sources of funds through the following:

●	Financing from the Company’s officers/shareholders; and

●	Other available sources of financing from PRC banks, other financial institutions and related parties, given the Company’s credit history.

In view of these matters, continuation as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements and the success of our future operations. The financial statements do not include any adjustments to the amount or the classification of assets and liabilities that may be necessary should we not continue as a going concern. If we are unable to continue as a going concern, we may be forced to liquidate our assets, potentially at less than their carrying value, which could result in a substantial or complete loss of investor capital. Future SEC filings may also contain statements expressing doubt about our ability to continue as a going concern, which could deter investors or other financing sources from providing funding on favorable terms, if at all.

We have a significant amount of accounts receivable, which could become uncollectible.

As of April 30, 2026, we have collected approximately $1.9 million, which represented 2.8%, of our December 31, 2025 accounts receivable balance of approximately $44.1 million or 4.3% excluding the allowance for credit losses. Additionally, as of April 30, 2026, we had collected approximately 0.0% of the outstanding balances from our five major customers as of December 31, 2025. All five of our major customers are projects funded by local governments and are awaiting inspection reports and payment approvals. Based on our historical collection patterns, we believe the collectability of our accounts receivable is probable. Our historical collection rates for progress billings related to sewage treatment systems revenues were 99.3%, 99.8%, 98.4%, 72.8%, 75.6%, 52.4%, 9.9% and 3.1% for the years 2018, 2019, 2020, 2021, 2022, 2023, 2024, and 2025, respectively. The liquidity of our operations highly depends on the timing of payments from our major customers. Any delay in payment from them could materially impact our operations and liquidity.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

In addition to the net proceeds raised in our initial public offering and subsequent offerings, we may need to obtain additional debt or equity financing to fund future capital expenditures. We anticipate seeking additional financing in the immediate future. Any additional equity financing may result in dilution to the holders of our outstanding Class A ordinary shares. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business. We cannot guaranty that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

We anticipate that our current cash resources, including the approximately $6.3 million in net proceeds from our offering completed in April 2026, will be sufficient for us to execute our current business plan for at least twelve months from the date these financial statements are issued. While the net proceeds from this offering were originally intended to fund our new energy initiatives, they are currently being applied to support our ongoing operations. We will need to obtain additional debt or equity financing to fund future capital expenditures, particularly in connection with our planned new energy projects. We believe that securing additional sources of financing is possible, but there is no assurance of our ability to secure such financing on terms acceptable to us, or at all. A failure to obtain additional financing could prevent us from making necessary expenditures for advancement and growth, including the development of our new energy business, and our operations could be curtailed. If we raise additional financing by selling equity or convertible debt securities, the relative equity ownership of our existing investors could be diluted, or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs and be subject to adverse consequences in the event of a default. Any equity capital raised may result in substantial dilution in the number of outstanding Class A ordinary shares.

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

Our management team has limited public company experience. We have never operated as a public company in the United States and several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other Company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected, and we may be unable to maintain compliance with the listing requirements of Nasdaq. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

Future sales of a substantial number of our Class A ordinary shares by our existing shareholders in addition to the shares offered by this prospectus could cause our stock price to decline.

As of April 30, 2026, there were 75,525,000 of our Class A ordinary shares outstanding. On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which authorizes the issuance of up to 1,500,000 Class A ordinary shares. In connection with the 2025 Plan, we filed a registration statement on Form S-8 with the SEC on February 14, 2025. As of March 28, 2025, all 1,500,000 Class A ordinary shares registered under the Form S-8 have been issued. Subject to any applicable lock-up agreements, pursuant to Rule 144 under the Securities Act as in effect on the date hereof, or Rule 144, a person who holds restricted Class A ordinary shares (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of Class A ordinary shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available. It is conceivable that following the holding period, many shareholders may wish to sell some or all of their shares. If our shareholders sell substantial amounts of our Class A ordinary shares in the public market at the same time, the market price of our Class A ordinary shares could decrease significantly due to an imbalance in the supply and demand of our Class A ordinary shares. Even if they do not actually sell the Class A ordinary shares, the perception in the public market that our shareholders might sell significant Class A ordinary shares could also depress the market price of our Class A ordinary shares.

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

For the year ended December 31, 2025, three vendors accounted for 26.0%, 25.2%, and 16.6%, respectively of our total purchases, and two vendors accounted for 24.9% and 14.5%, respectively, of our accounts payable. For the year ended December 31, 2024, three vendors accounted for 31.1%, 14.8%, and 14.7%, respectively of our total purchases, and three vendors accounted for 17.8%, 15.2%, and 11.2%, respectively, of our accounts payable. For the year ended December 31, 2023, one vendor accounted for 27.3% of our total purchases, and no vendors accounted for more than 10.0% of our accounts payable. We generally do not have long term agreements or arrangements with our vendors. Our decision in choosing vendors is typically based on the compressive consideration of multiple factors including, among others, pricing, location, delivery terms and line of credit. Our vendors generally provide us with standard parts used in sewage treatment and integrated sewage treatment equipment. Any difficulty in replacing such vendors could negatively affect our performance. If we are prevented or delayed in obtaining products, or components for products, due to political, civil, labor or other factors beyond our control that affect our vendors, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. Such delays could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

One or a few customers have in the past, and may in the future, represent a substantial portion of our total revenues in any one year or over a period of several years. For example, for the year ended December 31, 2025, three customers accounted for 46.6%, 20.3%, and 12.1%, respectively, of our total revenues, and five customers accounted for 17.4%, 15.3%, 14.6%, 11.9% and 10.9%, respectively, of our accounts receivable. For the year ended December 31, 2024, five customers accounted for 22.1%, 21.1%, 15.9%, 13.7% and 12.2%, respectively, of our total revenues, and four customers accounted for 25.0%, 16.3%, 14.3%, and 13.1%, respectively, of our accounts receivable. For the year ended December 31, 2023, two customers accounted for 23.4% and 10.2%, respectively, of our total revenues, and two customers accounted for 13.0% and 12.3%, respectively, of our accounts receivable.

Our accounts receivable increased by approximately $12.1 million during the year ended December 31, 2025. The increase was primarily due to a longer collection cycle for the year ended December 31, 2025, driven by delays in the government billing approval process as a result of the ongoing economic downturn in the PRC. A significant change in the liquidity or financial position of any of our significant customers could have a material impact on the collectability of our accounts receivable and our future operating results. The liquidity of our operations highly depends on the timing of payments from our major customers, and should any delay of payment from them occur, our operations and liquidity may be impacted. Any decreased collectability of accounts receivable, bankruptcy, or early termination of agreements due to deterioration in economic conditions could also negatively impact our results of operations.

For the fiscal year ended December 31, 2025, 46.6% of our total revenue was derived from the Xiamen Xinglin Pipeline Network Renovation Project. We expect this percentage to decline following the completion of this project. We entered into an agreement for this project in July 2025, with a total contract value of RMB 87 million (approximately US$12.1 million). We commenced preliminary construction and material procurement in August 2025, and we expect to complete the entire project by December 2026. The key terms of our agreement for this project include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

For the fiscal year ended December 31, 2025, 20.3% of our total revenue was derived from Phase VI of the Jimei Guankou Project. We entered into an agreement for this project in February 2025, with a total contract value of RMB 30 million (approximately US$4.17 million). We expect to complete this project by August 2026. The key terms of our agreement for this project include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

For the fiscal year ended December 31, 2025, 12.1% of our total revenue was derived from the Xinjiang Project. We expect this percentage to decline following the completion of this project. We entered into an agreement for the Xinjiang Project in August 2024, with a total contract value of RMB 66 million (approximately US$9.18 million). We commenced preliminary construction and material procurement in August 2024, and the project was completed in December 2025. The key terms of our agreement for the Xinjiang Project include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

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

As of December 31, 2025, we had 68 employees, of whom 64 were full-time employees, 4 were part-time employees  and all were located in China. As our Company matures, we expect to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of certain markets in China. Future growth would impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future growth.

Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

The SAFE Circular 37 requires PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. The core of our business is our proprietary systems and technology, together with our experience and expertise in waste treatment services, particularly in rural sewage treatment and septic tank treatment. As of December 31, 2025, we had 2 invention patents, 36 utility model patents and 3 trademarks. We are continually working to upgrade our quick separation technology and septic tank treatment systems through independent research and development and partnerships with third-party institutions to further develop our mobile septic tank treatment system.

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

Because our operations are conducted in China through our subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A ordinary shares. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, our subsidiaries in the PRC may be subject to governmental and regulatory interference in the provinces in which they operate. We could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. Our ability to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in the PRC. We may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply.

The Chinese government recently promulgated a series of new statements and actions to regulate business operations in China. For example, Cybersecurity Review Measures was released on December 28, 2021 and became effective on February 15, 2022, and provides that critical information infrastructure operators, or CIIOs, that intend to purchase Internet products and online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may arise in connection with any procurement of data processing. The Cybersecurity Review Measures further requires that an online platform operator that possess personal data of more than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review before listing in a foreign country. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or an online platform operator or requiring us to go through cybersecurity review by the Cyberspace Administration of China (the “CAC”). There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementations and interpretations related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementations and interpretations come into effect, we will take all reasonable measures and actions to comply with them and to minimize any adverse effects on our business. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. If such review is or becomes necessary, we may be required to suspend our operations or experience other disruption to our operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our Class A ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us or our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Class A ordinary shares could be rendered worthless.

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

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect customers’ spending levels. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, and we cannot provide any assurances as to whether such actions will occur or the form that they may take. Escalation of U.S.-China trade tensions could slow China’s economic growth, potentially reducing local government fiscal capacity for rural environmental infrastructure projects. Delays in policy implementation, subsidies, or project approvals may adversely affect the Company’s revenue recognition and cash flow.

Our current sewage treatment system customers are primarily state-owned companies in China and the end users of our system are primarily local governments in China, and the payment approval process from local governments is complex, which may increase our days sales outstanding and could impact our liquidity should any major delay of payment from our major customers occur.

Our current sewage treatment system customers are primarily state-owned companies in China and the end users of our system are primarily local governments in China. The payment approval process from local governments is complex as it requires us to go through several procedures and typically takes a longer period of time as all of the proper inspection documents must be provided in order for funds to be released. In addition, there are other contractors also working on the job sites for the non-sewage treatment related sections and the inspectors sometimes require the other contractors to complete their sections before the full projects can be inspected. As a result, our days sales outstanding rose from 171 days at December 31, 2017 to 180 days at December 31, 2018 to 306 days at December 31, 2019 to 615 days at December 31, 2020, decreased to 204 days at December 21, 2021, then increased to 220 days at December 31, 2022, then increased to 262 days at December 31, 2023, then to 455 days at December 31, 2024 and then to 894 days at December 31, 2025. The liquidity of our operations highly depends on the timing of payment from our major customers, and should any major delay of payment from them occur, our operations and liquidity may be impacted.

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

We, CDT Cayman, are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. To date, we, CDT Cayman and our subsidiaries, have been funded through our initial public offering and subsequent offerings, shareholder capital contributions, bank loans, third party loans and related party loans. As of December 31, 2025, these consisted of shareholder capital contributions of $14.35 million, which are reflected as par value and additional paid-in capital in the consolidated financial statements included elsewhere in this annual report (see the consolidated statements of change in shareholders’ equity on page F-5 of the consolidated financial statements included elsewhere in this annual report), proceeds from initial public offering which was completed on April 22, 2024, of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to us of approximately $4.3 million after deducting offering expenses, proceeds from share subscription agreements of $0.6 million from the issuance of 1,200,000 Class A ordinary shares in December 2025, bank loans of approximately $1.5 million (see pages F-24 and F-25 of Note 10 of the notes to the consolidated financial statements included elsewhere in this annual report), third party loans of approximately $2.06 million (see page F-26 of Note 10 of the notes to the consolidated financial statements included elsewhere in this annual report) and related party loans of approximately $2.56 million (see F-23 of Note 9 of the notes to the consolidated financial statements included elsewhere in this annual report). See the consolidated statements of change in shareholders’ equity on page F-5 and Notes 9 and 10 on pages F-22 through F-23, and pages F-24 through F-26 of the notes to the consolidated financial statements included elsewhere in this annual report. We may in the future also rely on dividends and other distributions on equity from our PRC subsidiaries. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a Foreign-Invested Enterprise (“FIE”) is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

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

Our products and projects are mainly used in the fields of rural sewage treatment and septic tank treatment in urban and rural areas. We believe our business is in line with China’s current focus on environmental protection policies, particularly the Water Pollution Prevention and Control Action Plan, also known as the Water Ten Plan. However, should China alter its environmental policies towards less regulation, we believe demand for our products could decrease, adversely impacting our results of operations, cash flows and financial position.

Governmental control of currency conversion may limit our ability to utilize our earnings effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency into or out of China, which essentially may restrict the ability to transfer funds into or out of China. We receive all of our revenues in Renminbi through our subsidiaries. Under our current corporate structure, we, CDT Cayman, a Cayman Islands holding company, may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. To date, we, CDT Cayman and our subsidiaries, have been funded through our initial public offering and subsequent offerings, shareholder capital contributions, bank loans, third party loans and related party loans. As of December 31, 2025, these consisted of shareholder capital contributions of $14.35 million, which are reflected as par value and additional paid-in capital in the consolidated financial statements included elsewhere in this annual report, proceeds from our initial public offering, which was completed on April 22, 2024, of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to us of approximately $4.3 million after deducting offering expenses, proceeds from share subscription agreements of $0.6 million from the issurance of 1,200,000 Class A ordinary shares in December 2025, bank loans of $1.5 million, third party loans of $2.06 million and related party loans of $2.56 million. See the consolidated statements of change in shareholders’ equity on page F-5 and Notes 9 and 10 on pages F-23 through F-26 of the notes to the consolidated financial statements included elsewhere in this annual report. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the State Council’s Anti-Monopoly Enforcement Agency (which is the SAMR) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2024, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, Measures for the Security Review of Foreign Investment which became effective on January 18, 2021 require that foreign investors acquiring PRC companies engaged in military related or certain other industries that are crucial to national security shall actively file applications with the office of the working mechanism before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the office of the working mechanism, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In July 2014, SAFE promulgated the SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

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

On February 3, 2015, the State Taxation Administration (the “SAT”) issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfers of Assets between Non-resident Enterprises, or SAT Circular 7, which was partially abolished on December 29, 2017. SAT Circular 7 extends its tax jurisdiction to transactions involving transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was revised on June 15, 2018. The SAT Circular 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

The joint statement by the SEC and PCAOB, rule changes adopted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, then SEC Chairman Jay Clayton and then PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

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

According to the Notice on the Filing Management Arrangements for Overseas Issuance and Listing of Domestic Enterprises which was promulgated by CSRC on February 17, 2023, PRC domestic enterprises that fall within the scope of filing and have been listed overseas or met the following circumstances as of the effective date of the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), are “existing enterprises”: before the effective date of the Trial Measures (March 31, 2023), the application for indirect overseas offering and listing had been approved by the overseas regulators or overseas stock exchanges (such as a hearing has been passed in the Hong Kong market, or a registration statement has become effective in the U.S. market, etc.), and it would not have been required to undergo the offering and listing supervision procedures of the overseas regulatory securities or overseas stock exchanges again (such as a re-hearing in the Hong Kong market, etc.), and the overseas offering and listing would have been completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. Moreover, PRC domestic enterprises that have submitted valid applications for overseas offering and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the effective date of the Trial Measures could reasonably arrange the timing of filing applications with the CSRC and complete the filing with the CSRC before the overseas offering and listing.

We are not classified as an existing enterprise. We therefore were required to file with the CSRC and had to complete the filing with the CSRC in accordance with the Trial Measures in connection with our initial public offering. On August 2, 2023, we submitted our filing materials and applied for registration to the CSRC in accordance with the requirements of the Trial Measures. We have completed the filing with the CSRC and obtained the required Filing Notice from the CSRC regarding our initial public offering on November 28, 2023, which serves as notification from the CSRC of our completion of the required filing procedures with the CSRC for our initial public offering. The main contents of the Filing Notice are as follows: (1) we proposed to issue not more than 2,300,000 ordinary shares (exclusive of the ordinary shares underlying the representative’s warrants) and list them on the Nasdaq Stock Market LLC in the United States; (2) from the date of issuance of the Filing Notice to the completion of our initial public offering, we were to, in accordance with the relevant provisions of the overseas offering and listing of domestic enterprises, report any major event to the CSRC through its filing management information system; (3) we were to, within 15 working days after completion of the offering, report the issuance and listing of our shares in connection with the offering through the CSRC’s filing management information system, which report has been filed with the CSRC; and (4) if we failed to complete the offering within 12 months of the issuance date of the Filing Notice and intended to continue to proceed with the offering, we would have been required to update the filing materials with the CSRC.

While we have completed the filing with the CSRC as required under the Trial Measures, we believe that, as of the date hereof, neither we nor our PRC subsidiaries are currently required to obtain any other permission from any PRC authorities to operate our business or to issue our Class A ordinary shares to foreign investors. This understanding specifically includes permissions from the CAC in relation to our PRC subsidiaries’ operations. To date, we have not obtained nor have we been denied any such permissions or approvals in connection with our initial public offering, apart from the aforementioned CSRC filing.

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

Risks Related to our Class A Ordinary Shares

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our lack of internal audit function to establish formal risk assessment process and internal control framework.

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

In the event that we are unable to regain compliance with Nasdaq’s continued listing standards, Nasdaq may delist our Class A ordinary shares from trading, in which case the liquidity and market price of our Class A ordinary shares could decline.

Our Class A ordinary shares are currently listed on The Nasdaq Capital Market. In order to maintain this listing, we must satisfy minimum financial and other requirements. On June 18, 2025, we received a notification letter from Nasdaq’s Listing Qualifications Department indicating that we are not in compliance with Nasdaq Listing Rule 5550 (a)(2), because the minimum bid price of our Class A ordinary shares on the Nasdaq Capital Market has closed below $1.00 per share for 30 consecutive business days. The notification letter has no immediate effect on the Nasdaq listing or trading in our Class A ordinary shares. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we had 180 calendar days, or until December 15, 2025, to regain compliance with the minimum $1.00 bid price per share requirement. We received notice on December 22, 2025 from the Nasdaq’s Listing Qualifications Department which resulted in an additional 180-day period, or until June 15, 2026, within which to regain compliance with the $1.00 minimum bid price requirement.

While we intend to engage in efforts to regain compliance, and thus maintain our listing, including by carrying out a reverse stock split, if necessary, there can be no assurance that we will be able to regain compliance during the applicable time periods set forth above. If we fail to continue to meet all applicable listing requirements in the future and Nasdaq determines to delist our Class A ordinary shares, the delisting could substantially decrease trading in our Class A ordinary shares and adversely affect the market liquidity of our Class A ordinary shares; adversely affect our ability to obtain financing on acceptable terms, if at all; and may result in the potential loss of confidence by investors, suppliers, customers, employees, and fewer business development opportunities. Additionally, the market price of our Class A ordinary shares may decline further, and shareholders may lose some or all of their investment.

An active trading market for our Class A ordinary shares may not be sustained.

Our Class A ordinary shares have been listed on Nasdaq only since April 18, 2024, and we cannot assure you that an active trading market for our Class A ordinary shares will be sustained or maintained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Class A ordinary shares and entering into strategic partnerships or acquiring other complementary products, technologies or businesses by using our Class A ordinary shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our Class A ordinary shares.

We expect that the price of our Class A ordinary shares will fluctuate substantially and you may not be able to sell your shares at or above the price you purchased your shares at.

The market price of our Class A ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

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

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A ordinary shares, regardless of our actual operating performance.

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

Our Class A ordinary shares are subject to the “penny stock” rules of the SEC and the trading market in the securities is limited, which makes transactions in our Class A ordinary shares cumbersome and may reduce the value of an investment in our Class A ordinary shares.

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

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Class A ordinary shares and cause a decline in the market value of our Class A ordinary shares.

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

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Class A ordinary shares in the public market could occur at any time. As of April 30, 2026, there are 75,525,000 outstanding Class A ordinary shares. Of that amount, 7,238,272.8 shares are currently restricted as a result of securities laws and/or lock-up agreements, but will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

Our directors, officers and principal shareholders may have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our directors, officers and principal shareholders holding 5% or more of our Class A ordinary shares, collectively, control approximately 6.06% of our outstanding Class A ordinary shares. On November 26, 2025, our shareholders resolved to consolidate our authorized share capital (“Share Consolidation”) that with effect as of the date within one (1) calendar year after November 26, 2025 to be determined by the Board, every twenty five (25) issued and unissued existing Class A ordinary shares of US$0.0025 par value each be consolidated into one (1) Class A ordinary share of US$0.0625 par value each; and every twenty five (25) issued and unissued existing Class B ordinary shares of US$0.0025 par value each be consolidated into one (1) Class B ordinary share of US$0.0625 par value each, such that the authorized share capital of the Company shall become US$250,000 divided into (a) 3,760,000 Class A ordinary shares of par value US$0.0625 each and (b) 240,000 Class B ordinary shares of par value US$ 0.0625 each.

As of the date of this annual report, the Board has not determined the effective date of the above Share Consolidation and therefore the Share Consolidation has not taken effect. If our Board of Directors decides to implement the Share Consolidation and Mr. Li’s Class A ordinary shares convert to Class B ordinary shares, Mr. Li will control approximately 56.3% of ordinary shares. As a result, Mr. Li would be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

We have never declared or paid cash dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our Class A ordinary shares will be your sole source of gain for the foreseeable future.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our Class A ordinary shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited, because we are incorporated under Cayman Islands law.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and register of mortgages) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (ii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Moreover, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We do not follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our memorandum and articles of association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding Class A ordinary shares, subject to the provisions of the memorandum and articles of association.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The price of our Class A ordinary shares could be subject to rapid and substantial volatility, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Class A ordinary shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will be sustained, and thus holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

CDT Environmental Technology Investment Holdings Limited, or CDT Cayman, is a holding company incorporated on November 28, 2016, under the laws of the Cayman Islands. CDT Cayman has no substantive operations other than holding all of the outstanding equity of Chao Qiang Holdings Limited, or CQ BVI, established under the laws of the British Virgin Islands on December 14, 2015, and all of the outstanding equity of CDT Environmental Technology Group Limited, or CDT BVI, established under the laws of the British Virgin Islands on June 26, 2015. Our registered office in the Cayman Islands is located at the office of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands. Our principal executive office is located at C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan District, Shenzhen, telephone no. +86-0755-86667996. Our website may be found at http://www.cdthb.cn. The information on our website is not a part of, and is not incorporated into, this document. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by CDT Cayman are available to the public on the SEC website at www.sec.gov (commission file number 1-42007).

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

On September 23, 2025, our shareholders resolved to amend and reclassify our authorized share capital such that the authorized share capital of the Company is US$250,000 divided into (a) 94,000,000 Class A ordinary shares of par value US$0.0025 each and (b) 6,000,000 Class B ordinary shares of par value US$0.0025 each.

On November 26, 2025, our shareholders further resolved to consolidate our authorized share capital (“Share Consolidation”) that with effect as of the date within one (1) calendar year after November 26, 2025 to be determined by the Board, every twenty five (25) issued and unissued existing Class A ordinary shares of US$0.0025 par value each be consolidated into one (1) Class A ordinary share of US$0.0625 par value each; and every twenty five (25) issued and unissued existing Class B ordinary shares of US$0.0025 par value each be consolidated into one (1) Class B ordinary share of US$0.0625 par value each, such that the authorized share capital of the Company shall become US$250,000 divided into (a) 3,760,000 Class A ordinary shares of par value US$0.0625 each and (b) 240,000 Class B ordinary shares of par value US$ 0.0625 each. As of the date of this annual report, the Board has not determined the effective date of the above Share Consolidation.

As a result, as of the date of this annual report, our authorized ordinary share capital is US$250,000 divided into (a) 94,000,000 Class A ordinary shares with a par value of $0.0025 each of which 13,525,000 are issued and outstanding and (b) 6,000,000 Class B ordinary shares of par value US$0.0025 each of which none are issued and outstanding.

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

CDT Cayman, through Ultra HK and CDT HK, holds 100% of the outstanding equity of Shenzhen CDT. See “Item 4. Information on the Company-C. Organizational Structure.”

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter CDT Cayman from an equity offering, including our initial public offering, the funds can be directly transferred to CDT BVI, then transferred to CDT HK, and then to subordinate PRC entities through Shenzhen CDT, subject to applicable PRC regulations, as noted below. The net proceeds from our offerings must be remitted to China before we will be able to use the funds to grow our business in China.

Any funds we transfer to our PRC subsidiaries, including those received from our initial public offering, must be transferred either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China, which may take several months. The net proceeds from our initial public offering must be remitted to China before we will be able to use the funds to grow the business in China. The procedure to remit funds has taken several months and may take several more months, and we will be unable to use any offering proceeds in China until remittance is completed. An increase in registered capital procedure requires prior approval from the local counterpart of the SAMR, along with reporting of the capital increase and related fund flow information to the respective local counterparts of the MOFCOM and the SAFE. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Further, any medium-or long- term loan to be provided by us to our PRC subsidiaries must be approved by the NDRC and the SAFE or its local branches.

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

3. As of the date of this annual report, no cash and other asset transfers have occurred among us, CDT Cayman, and our subsidiaries; no dividends or distributions by any subsidiary have been made to date to us, CDT Cayman, or to investors; and no transfers, dividends or distributions have been made by us, CDT Cayman, to our subsidiaries or to U.S. investors to date. For the foreseeable future, we intend to retain all available funds and any future earnings to fund the development and expansion of our business. As a result, we do not expect to pay any cash dividends. To date, we, CDT Cayman and our subsidiaries, have been funded through our initial public offering and subsequent offerings, shareholder capital contributions, bank loans, third party loans and related party loans. See the consolidated statements of change in shareholders’ equity on page F-5 and Notes 9 and 10 on pages F-23 through F-26 of the notes to the consolidated financial statements included elsewhere in this annual report. As of December 31, 2025, these consisted of shareholder capital contributions of $14.35 million, which are reflected as par value and additional paid-in capital in the consolidated financial statements included elsewhere in this annual report (see the consolidated statements of change in shareholders’ equity on page F-5 of the consolidated financial statements included elsewhere in this annual report), proceeds from our initial public offering, which was completed on April 22, 2024, of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to us of approximately $4.3 million after deducting offering expenses, proceeds from share subscription agreements of $0.6 million from the issuance of 1,200,000 Class A ordinary shares in December 2025, bank loans of $1.5 million (see Note 10 on pages F-24 and F-25 of the notes to the consolidated financial statements included elsewhere in this annual report), third party loans of $2.06 million (see page F-26 of Note 10 of the notes to the consolidated financial statements included elsewhere in this annual report) and related party loans of $2.56 million (see page F-23 of Note 9 of the notes to the consolidated financial statements included elsewhere in this annual report). See the consolidated statements of change in shareholders’ equity on page F-5 and Notes 9 and 10 on pages F-23 through F-26 of the notes to the consolidated financial statements included elsewhere in this annual report. As of the date of this annual report, none of CDT Cayman or its subsidiaries has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

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

In 2025, we formally initiated a strategic transformation by entering the green hydrogen sector. Building upon its prior research and development efforts and through a deep technical collaboration with the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences (“GIEC”), we have developed a high-temperature gasification process that converts urban and rural organic solid waste—such as crop straw, livestock manure, and municipal sludge—into syngas (primarily composed of hydrogen and carbon monoxide) under oxygen-deficient conditions at temperatures of 700–900°C. The syngas can be further purified via pressure swing adsorption (“PSA”) to produce green hydrogen that meets industrial or fuel cell application standards. Alternatively, the syngas may be directly combusted to provide thermal energy or used in co-generation for electricity, thereby enabling a diversified business model that integrates waste-to-hydrogen, clean energy supply, and environmental services.

Our legacy septic tank treatment service—historically a secondary line of business—remains compliant with applicable regulations and supported by existing technical capabilities. However, in light of limited market potential and our strategic prioritization of growth opportunities in green hydrogen and rural wastewater treatment, this segment has been placed into active wind-down. It currently contributes a negligible portion of total revenue and is expected to be phased out in due course, subject to operational and market considerations.

With respect to manufacturing and quality control, we continue to outsource the production of core components for its modular rural wastewater treatment systems and mobile treatment units to long-standing, qualified suppliers. These suppliers operate under our proprietary designs, technical specifications, and oversight. All core intellectual property, including patented technologies and process know-how, remains exclusively owned and controlled by the Company. A rigorous quality management system is maintained, and suppliers undergo annual performance reviews to ensure consistent adherence to standards related to product quality, delivery timelines, and after-sales support.

Our sales and operational footprint spans multiple provinces in China, supported by four wholly owned subsidiaries and one branch office. In the rural wastewater treatment segment, we primarily secure projects through partnerships with provincial and municipal state-owned construction enterprises, which are typically engaged by local governments to implement rural environmental infrastructure. We then provides integrated solutions, including system supply, installation, and long-term operation and maintenance services.

For our new organic waste-to-hydrogen business, we are actively engaging with local governments, industrial parks, and large-scale agricultural or environmental enterprises to develop regional resource recovery and clean energy projects under an “EPC + long-term operation” model.

In terms of core competencies and technology portfolio, we continue to strengthen our in-house R&D capabilities. As of December 31, 2025, we held 2 invention patents, 36 utility model patents, and 3 trademarks. R&D efforts are now strategically focused on optimizing its proprietary rapid-separation wastewater technology while advancing its high-temperature gasification process for hydrogen production. We aim to establish a dual-engine growth platform centered on environmental remediation and clean energy.

Notably, a subsidiary of the Company participated in the development of the technical specification “Technical Requirements for Waste-to-Hydrogen via High-Temperature Pyrolysis Gasification,” a group standard led by GIEC and officially published by the China Inspection and Testing Society in January 2025. We are currently advancing the evaluation and regulatory filing process for its first pilot demonstration projects.

Industry Background

According to a report published by Qianzhan Industry Research Institute in October 2020, the total revenue of China’s decentralized rural wastewater treatment services and equipment market was approximately RMB 92.5 billion in 2019. The compound annual growth rate (CAGR) of this segment from 2015 to 2019 was approximately 40.3%.

Data from China’s Ministry of Housing and Urban-Rural Development indicate that, as of 2016, the treatment rate for rural domestic wastewater in administrative villages nationwide was approximately 22%. By 2021, this rate had increased to 28%, according to a press briefing held by the Ministry of Ecology and Environment on April 22, 2022. The relatively modest pace of improvement suggests that rural wastewater treatment infrastructure remains in an early stage of development.

On the policy front, in December 2016, the Ministry of Housing and Urban-Rural Development and the Ministry of Finance jointly announced a long-term objective to achieve wastewater collection and treatment infrastructure coverage in 90% of designated villages nationwide within 30 years, accompanied by the establishment of sustainable operation and maintenance mechanisms. In April 2019, the Ministry of Housing and Urban-Rural Development, the Ministry of Ecology and Environment, and the National Development and Reform Commission jointly issued the Three-Year Action Plan for Improving the Quality and Efficiency of Urban Sewage Treatment (2019–2021), which called on local governments to increase fiscal support and mobilize funding from multiple channels to finance the construction and operation of wastewater treatment facilities.

In December 2021, the Ministry of Ecology and Environment and four other central government departments jointly released the Action Plan for the Campaign to Control Agricultural and Rural Pollution (2021–2025). This plan set specific targets: a national rural domestic wastewater treatment rate of 40% by 2025, with further goals of 60% by 2027 and 85% by 2035. The plan calls for annual task allocation and phased implementation. It also emphasizes a shift toward decentralized, resource-recovery-oriented, and intelligent treatment models, and encourages integrated management of rural domestic wastewater together with effluents from livestock breeding, rural tourism (e.g., homestays and scenic areas), and agricultural product processing.

According to a forecast published by The Economist Intelligence Unit (EIU) in January 2018, the size of China’s rural wastewater treatment market is expected to reach approximately RMB 200 billion by 2030. It should be noted that this forecast was based on the policy environment and implementation progress as of 2018, and actual market size may vary depending on factors such as the level of fiscal investment, selection of technical approaches, and local government implementation capacity.

China generates over 11 billion metric tons of solid waste annually, according to publicly available government and industry statistics. On December 19, 2025, the State Council’s Executive Meeting approved a dedicated initiative on comprehensive solid waste management, designating the “Zero-Waste City” program as a key policy instrument to advance waste reduction, resource recovery, and safe disposal across industrial, agricultural, and municipal sectors.

Under the relevant national planning framework, the “Zero-Waste City” initiative aims to cover 60% of prefecture-level and above cities by 2027 and achieve nationwide coverage by 2035. During the 15th Five-Year Plan period (2026–2030), approximately 200 additional cities are expected to be included in the program.

In terms of technology pathways, the government encourages the adoption of advanced and applicable technologies to enhance resource recovery from waste. Thermochemical conversion technologies, such as gasification, have been included in the recommended technology catalogues for solid waste resource utilization in certain regions and are considered suitable for specific types of organic solid waste. The Company has accumulated multi-year experience in applying such technologies, and its gasification-based solutions have been implemented in several projects on a commercial scale.

Core Competitive Strengths

We believe the following factors form the foundation of our current operations and our ongoing strategic exploration:

1.       Established Capabilities in Rural and Urban Wastewater Treatment Solutions

The Company has developed an integrated rural wastewater treatment system that utilizes rapid separation technology, offering a cost-effective and efficient solution for small-scale, decentralized applications. It also provides both mobile and fixed on-site septic tank cleaning systems, which effectively control odor and noise during operations. Its equipment can be customized to meet specific customer requirements and produces effluent that complies with applicable national discharge standards.

2.       Regional Operational and Service Network

The Company has established a presence in eight provinces in China, operating through ten subsidiaries (including several majority-owned joint ventures with local strategic partners) and one branch office. It has completed multiple rural wastewater and septic tank treatment projects in provinces such as Fujian, Jiangxi, Liaoning, and Zhejiang. This network enables us to respond efficiently to client needs while reducing logistics and travel costs.

3.       Management and Technical Team with Environmental Engineering Experience

The Company is led by Mr. Yunwu Li, whose management team has extensive experience in cost control, market responsiveness, and project execution. All employees undergo professional training and possess practical operational capabilities in environmental engineering.

4.       End-to-End Service Offering and Established Client Relationships

We provide integrated services covering solution design, equipment installation, technical consultation, and post-commissioning operations and maintenance. Through long-standing collaborations with local governments, state-owned enterprises, and property management companies, we have built stable client relationships and a recognized reputation in its core markets.

5.       Preliminary Foundation for Organic Waste Resource Recovery and Clean Energy Initiatives

Since 2025, the Company has begun exploring the conversion of municipal organic waste—including food waste, agricultural residues, and sewage sludge—into syngas via high-temperature gasification technology, with potential downstream applications in heat or hydrogen production. The process is based on oxygen-deficient pyrolysis at temperatures of 700–900°C. The resulting syngas can be purified through pressure swing adsorption (PSA) to produce high-purity hydrogen.

In October 2024, a wholly owned subsidiary of the Company participated in the drafting of the technical standard “Technical Requirements for Waste-to-Hydrogen Based on High-Temperature Pyrolysis Gasification” (T/CCS 001-2025), led by the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences (“GIEC”). The standard was officially issued and implemented by the China Inspection and Testing Society on January 20, 2025.

In May 2025, the Company appointed a Ph.D.-level scientist from GIEC as Chief Scientist for its new energy initiatives. The collaboration remains in the stage of technical validation and process optimization.

6.       Potential Synergies Between Existing and New Business Lines

Sewage sludge generated from our existing wastewater treatment operations could, in principle, serve as a feedstock source for future gasification projects. Additionally, certain existing clients—including local governments and industrial parks—may develop future demand for organic waste treatment or clean thermal energy/hydrogen, presenting potential cross-selling opportunities. However, such synergies have not yet been validated in operational projects.

7.       Initial Project Filings and Entity Establishment

As of April 30, 2026, we have initiated preliminary work on two clean energy-related projects:

●	We have established a project company in Shaowu City, Nanping, Fujian Province, for a biomass-to-steam project, which is currently undergoing filing and regulatory approval processes;

●	We are conducting feasibility studies and preparing regulatory submissions for an integrated organic waste gasification, hydrogen production, and refueling station project in Jiangyin Town, Fuzhou, Fujian Province.

Neither project has commenced construction, and the Company has not entered into binding agreements for feedstock supply or offtake of energy products.

Business Strategy

Since our inception, we have primarily engaged in integrated rural domestic wastewater treatment and urban septic tank cleaning services. In 2025, we began exploring a strategic evolution, aiming to maintain its core environmental engineering business while assessing the commercial viability of organic waste resource recovery and clean energy solutions.

1.       Maintain and Optimize Core Environmental Engineering Business

The Company intends to leverage its existing technology, regional network, and client base to reinforce our service capabilities in rural wastewater and septic tank treatment, ensuring the stable operation of its current core business.

2.       Proceed Cautiously with Clean Energy Business Exploration

The Company plans to evaluate the commercial feasibility of converting organic solid waste into syngas via high-temperature gasification, with potential applications in heat or hydrogen production. The selection of final technology pathways will depend on feedstock availability, local energy demand, and project economics.

3.       Enhance Technical Capabilities Through Collaboration

We will work with GIEC to advance pilot-scale validation and engineering adaptation of key technologies. This collaboration is structured through project-based service contracts and does not constitute an exclusive or long-term binding arrangement.

4.       Explore the Potential for a Diversified Revenue Model

If implemented, the new business would follow an “EPC + long-term operations” model, with potential revenue streams including EPC engineering income, waste processing fees, sales of hydrogen/steam/electricity, and possible carbon credit revenues. However, this model has not yet generated any income for us, and its economic sustainability remains subject to significant uncertainties.

5.       Validate the Business Model Through Demonstration Projects

The Company intends to use the Shaowu and Fuzhou projects to test the alignment of technology, policy support, market demand, and financing conditions. Final project implementation will depend on regulatory approvals, funding availability, feedstock security, and customer commitments, among other factors.

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

We primarily procure outsourcing contracts from local governments and residential and business property management companies. We have established six subsidiaries in five provinces in China with local partners to expand our geographic market coverage. We have built a stable customer base that typically renews our septic tank service contracts annually or biennially.

Our Customers

Our current customers are primarily local governments, state-owned companies and residential and business property management companies in China. We determine a particular customer’s credit limits based on its size, creditworthiness and financial strength to limit the likelihood of nonpayment. Our largest customer in the year ended December 31, 2025 accounted for 46.6% of our total revenues in such period. Our largest customer in the year ended December 31, 2024 accounts for 22.1% of our total revenues in such period. Our largest customer in the year ended December 31, 2023 accounted for 23.4% of our total revenues in such period.

Sales and Marketing

We have established sales and marketing networks in many cities across eight provinces in China, with ten majority-owned subsidiaries and one branch offices, and we are in the process of penetrating the market in Fujian and Zhejiang provinces and expanding our sales and marketing efforts in northern China. Our sales and marketing operations are currently primarily initiated by, and the responsibility of, our general managers at our headquarters and our subsidiaries, together with our business development department, assisted by our engineering department.

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

For septic tank treatment systems, we have expanded into various geographic markets through our establishment of subsidiaries with strategic partners who have outstanding local networks and resources. We have established ten subsidiaries in eight provinces in China. Through those subsidiaries, we procure septic tank treatment contracts from local governments and residential and business property management companies.

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

Manufacturing

Rural Sewage Treatment

We outsource manufacturing of our integrated rural sewage treatment system primarily to four suppliers in the Jiangsu and Fujian provinces. We have established stable and long-term relationships with our suppliers and they generally deliver our orders on a timely basis. The average time required for an integrated equipment system, for treating less than 100 tons of sewage per day, from execution of the contract to delivery is typically between 45 and 60 days. Our suppliers have the ability to manufacture any of our integrated rural sewage treatment systems. All integrated equipment must pass strict quality control procedures at three stages: (1) during our selection of the supplier, (2) during the testing stages before purchase and implementation and (3) during an annual supplier appraisal conducted by us. During the selection process of our suppliers, we conduct due diligence to ensure that the suppliers meet our standards, including that they have obtained necessary permits, that they meet national standards of quality control, that they have the necessary equipment and capacity to meet our needs and that they agree on our criteria for testing. We also typically perform several test runs before we accept products from our suppliers. In addition, we appraise our suppliers annually to ensure that they continue to meet our expectations regarding quality, timing of delivery, and post-sale services.

Septic Tank Treatment

We previously assembled the components of our mobile septic tank treatment system and installed such equipment on our vehicles at our factory in Nanping, China. We have since ceased in-house assembly and now outsource component production to third-party suppliers on an as-needed basis, primarily to support the maintenance and servicing of existing equipment. Our subsidiary continues to operate the septic tank treatment business. We maintain our proprietary technology and provide design and technological support to our suppliers. To protect our proprietary technology, we contract with different suppliers for separate components.

We purchase certain components and assemblies from a limited number of suppliers. We believe alternative sources are available, but any prolonged inability to obtain these components could have an adverse effect on our operating results and customer relationships.

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

Our research and development expense was $47,602 during the year ended December 31, 2025, $61,786 during the year ended December 31, 2024, and $80,948 during the year ended December 31, 2023. We intend to continue to invest in research and development to support and enhance our existing products and services and to develop future product and service offerings to enhance our position in the market.

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

We believe our patents and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2025, we had 2 invention patents, 36 utility model patents and 3 trademarks.

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

We believe we compete favorably with respect to the factors mentioned above. See “Item 5. Operating and Financial Review and Prospectus – Operating results” for a breakdown of the total revenues by category of activities for and geographic markets of the Company.

Seasonality

Our business is affected by seasonality. Construction of our treatment systems is typically slow during winter seasons due to inclement weather and around Chinese holidays due to government and other and closures.

Employees and Human Capital

As of December 31, 2025, we had 68 employees, of whom 64 were full-time employees, 4 were part-time employees and all were located in China. Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

Pursuant to (a) the Law of China on the Prevention and Control of Water Pollution, which was adopted in 1984, last amended in 2017 and became effective in 2018, (b) the Law of China on Circular Economy Promotion, which was adopted in 2018, and (c) the Regulation on Urban Drainage and Sewage Treatment which, was adopted in 2013 and became effective in 2014, the Chinese government supports the application of advanced and applicable technology to the prevention and control of water pollution, and the research, development and promotion of science and technology. Further, the Chinese government encourages social funds to invest, construct and operate urban drainage and sewage treatment equipment.

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

The principal regulation governing foreign ownership of water treatment equipment manufacturing businesses in China is the Catalogue of Encouraged Industries for Foreign Investment, which was issued by the MOFCOM and the NDRC on December 15, 2025, and became effective on February 1, 2026. Under the Guidance Catalogue, our main business, the water treatment equipment manufacturing business is in an industry that foreign investors are encouraged to invest in.

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

Through the adoption of the Environmental Impact Assessment Law in 2018 and the Category-based Management Directory on the Environmental Impact Assessment for Construction Projects, which was recently amended in 2020 and became effective on January 1, 2021, the Chinese government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by such construction project. As of the date of this annual report, we and our subsidiaries have compiled environmental impact assessment documents in accordance with relevant rules and regulations and have been approved by the authorities.

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

Legal Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and became effective from June 1, 1991, and was last amended on November 11, 2020 and became effective on June 1, 2021, copyrights include personal rights (such as the right of publication and authorship) and property rights (such as the right of reproduction and that of distribution). Unless permitted under the Copyright Law of the PRC, acts such as reproduction, distribution, performance, screening, broadcasting or compiling or disseminating the work to the public through information network without the consent of the copyright holder constitute infringements.

Trademark

Pursuant to the Trademark Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and became effective from March 1, 1983, and was most recently amended on April 23, 2019 and became effective on November 1, 2019, the exclusive right to use a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which it is registered. The period of validity of a registered trademark is 10 years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark.

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

Legal Regulations on Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on July 5, 1994, came into effect on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations,as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

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

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

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

As of December 31, 2025, Shenzhen CDT and its subsidiaries failed to pay social insurance premiums in full and on time for 64 employees. According to the Provisional Regulations on the Collection and Payment of Social Insurance Premiums, because Shenzhen CDT and its subsidiaries did not pay the social insurance premiums in full for all employees, premium collection agencies may order them to pay or make up the arrears and may impose an overdue fine. If Shenzhen CDT fails to pay such overdue fine, they may be further fined.

As of December 31, 2025, Shenzhen CDT and its subsidiaries failed to make full or required housing provident fund contributions for 53 employees. According to the Regulations on the Administration of Housing Provident Fund, due to the failure to pay the housing provident fund for all employees, Shenzhen CDT may be ordered with a deadline for payment from the Housing Provident Fund Management Center. In addition, if Shenzhen CDT does not make the housing accumulation fund deposit registration or does not establish the housing provident fund account for the employees, the housing provident fund management center will order a deadline for payment, and if Shenzhen CDT fails to pay the housing provident fund within the deadline, it will be imposed a fine of not less than RMB 10,000 (approximately $1,500) and not more than RMB 50,000 (approximately $7,500).

Legal Regulations on Tax in the PRC

Income Tax

In January 2008, the PRC Enterprise Income Tax Law took effect, which was last amended by the SCNPC on December 29, 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. The PRC Enterprise Income Tax Law defines “resident enterprise” as an enterprise established outside of the territory of China but with its “de facto management body” within China, which will also be subject to the 25% enterprise income tax rate. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Circular 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax. It shall apply to the handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the Ministry of Finance of the People’s Republic of China (the “MOF”) and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Circular 7, which was partially abolished on December 29, 2017. SAT Circular 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 7 or to establish that we should not be held liable for any obligations under SAT Circular 7.

Value-Added Tax

According to the Value-added Tax Law of the PRC, which was promulgated on December 25, 2025 and became effective on January 1, 2026, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay value-added tax. Unless otherwise stipulated, the tax rate for taxpayers selling services or intangible assets is six percent; the applicable rate for the export of goods by taxpayers shall be nil. The Notice of the Ministry of Finance and the State Administration of Taxation on the Adjustment to VAT Rates was released on April 4, 2018 and became effective on May 1, 2018. It declared that the VAT tax rate in regard to the sale of goods, provision of processing, repairs and replacement services and importation of goods into China shall be reduced from the previous 17% to 16% from May 1, 2018.

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

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Regulations on Foreign Exchange System of the People’s Republic of China, as amended in 2008, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior filing with SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into or retained outside of the PRC in accordance with requirements and terms specified by SAFE.

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

As of December 31, 2025, to our knowledge, Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT, had not completed the change registration and was in the process of registration.

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

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

The Catalogue of Encouraged Industries for Foreign Investment (2025 Edition), or the ‘Encouraging Catalogue (2025 Edition), was jointly promulgated by the NDRC and the MOFCOM on December 15, 2025, which became effective on February 1, 2026. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Edition), or the Negative List (2024 Edition), was jointly promulgated by the NDRC and the MOFCOM on September 6, 2024, which came into effect on November 1, 2024. The Negative List (2024 Edition) and the Encouraging Catalogue (2025 Edition) contain specific provisions guiding market access of foreign capital, stipulating in detail the rules of entry according to the categories of encouraged industries, restricted industries and prohibited industries. Industries not listed in the Negative List (2024 Edition) are generally open to foreign investment unless specifically prohibited or restricted by other PRC laws and regulations. Foreign investment in the encouraged category is entitled to certain preferential treatment and incentives extended by the government, while foreign investment in the restricted category is permitted but subject to certain restrictions under the PRC laws. Foreign investment in the prohibited category is not allowed. According to the Negative List and the Encouragement Catalogue, we, through our subsidiaries, are a waste treatment company, and we are not operating in any restricted industries or prohibited industries. We are operating in an encouraged industry, and the industry is open to foreign investment.

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

Regulations of the People’s Republic of China on Certification and Accreditation

Regulations of the People’s Republic of China on Certification and Accreditation became effective as of September 3, 2003, and was later revised on February 6, 2016, November 29, 2020 and July 20, 2023. This regulation is formulated for the purposes of standardizing certification and accreditation, improving the quality of products and services and management standard. This regulation applies to all certification agencies, certification services and accreditation services in the PRC.

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

Shenzhen CDT Environmental Technology Co., Ltd.

● A PRC limited liability company

● Incorporated on August 27, 2012

● Registered capital of RMB 60,000,000 (approximately $9.0 million)

● Developing, producing, selling and installing sewage treatment systems and providing sewage treatment services

100% collectively owned by Ultra Leader Investments Limited (15%) and CDT Environmental Technology (Hong Kong) Limited (85%)
Beijing Minyuntong Environmental Technology Co., Ltd. (f/k/a Beijing CDT Environmental Technology Co., Ltd.)	● A PRC limited liability company ● Incorporated on April 25, 2016 ● Registered capital of RMB 20,000,000 (approximately $3.0 million) ● Providing sewage treatment services	100% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Fuzhou LSY Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 13, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million ) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Tianjin CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on October 22, 2014 ● Registered capital of RMB 10,000,000 (approximately $1.5 million) ● Providing sewage treatment services	100% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Chengde CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 26, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Beijing Innovation CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on September 7, 2016 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.

Hengshui CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on May 18, 2015 ● Registered capital of RMB 3,000,000 (approximately $0.5 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Huzhou CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on Feruary 6, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Hohhot CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on February 11, 201 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Shaowu Fuluoneng Energy Technology Co., Ltd.

● A PRC limited liability company

● Incorporated on December 1, 2025

● Registered capital of RMB 10,000,000 (approximately $1.4 million)

● Engaged in gasifying organic waste to produce hydrogen-rich syngas and supplying clean steam through combustion

100% owned by Shenzhen CDT Environmental Technology Co., Ltd.

D. Property, Plant and Equipment

Our principal executive office is located at C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan District, Shenzhen, China, 518057, where we lease approximately 3,440 square feet of office space. We lease this space under a lease that terminates on September 30, 2026.  We previously leased a facility located at No.2, Shangping Road, Shangchen Industrial Park, Jianyang District, Nanping City, Fujian Province, China, consisting of approximately 5,382 square feet of factory space, which has been terminated prior to the original lease expiration date of July 31, 2024. We also lease other spaces that we do not view to be material to our business.

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

The core of our business is our proprietary systems and technology, together with our experience and expertise in waste treatment services, particularly in rural sewage treatment and septic tank treatment. As of December 31, 2025, we had 2 invention patents, 36 utility model patents and 3 trademarks. We are continually working to upgrade our quick separation technology and septic tank treatment systems through independent research and development and partnerships with third-party institutions to further develop our mobile septic tank treatment system.

We have grown since our inception. We generate revenues primarily from establishment and setup of sewage treatment systems installation with government and non-government contracts and providing sewage treatment services for sewage systems. Our total revenues decreased by approximately $11.5 million, or 38.8%, to approximately $18.2 million for the year ended December 31, 2025 as compared to approximately $29.8 million for the year ended December 31, 2024. This decrease was primarily attributed to ongoing work related to two new projects during the year ended December 31, 2025, compared to three new projects in the same period of 2024, and fewer projects in progress or completed in 2025. The reduced project activity was largely driven by decreased demand for the Company’s services due to the economic downturn in the People’s Republic of China (the “PRC”).

Our total revenues decreased by approximately $4.4 million, or 13.0%, to approximately $29.8 million for the year ended December 31, 2024 as compared to approximately $34.2 million for the year ended December 31, 2023. This decrease was primarily attributed to ongoing work related to three new projects during the year ended December 31, 2024, compared to four new projects in the same period of 2023, and fewer projects in progress or completed in 2024. The reduced project activity was largely driven by decreased demand for the Company’s services due to the economic downturn in the People’s Republic of China (the “PRC”).

As of March 31, 2026, we had three projects in backlog: Phase VI of the Jimei Guankou Project, the Xiamen Xinglin Pipeline Network Renovation Project, and the Hubei Wuxue Project. Phase VI of the Jimei Guankou Project was signed in February 2025 and commenced construction in March 2025; the Xiamen Xinglin Pipeline Network Renovation Project was signed in July 2025 and commenced construction in August 2025; and the Hubei Wuxue Project was signed and commenced construction in March 2026. According to the project agreements, the total provisional contract value for these three projects is approximately RMB 187 million (US$26.8 million), of which the provisional contract value for Phase VI of the Jimei Guankou Project is RMB 30 million (approximately US$4.3 million), the Xiamen Xinglin Pipeline Network Renovation Project has a provisional contract value of RMB 87 million (approximately $12.5 million), and the Hubei Wuxue Project has a provisional contract value of RMB 70 million (approximately $10 million), subject to the specific terms of the agreements. Key terms of the agreements for the three projects include:

●	the project name and location;

●	duration, price and payment terms;

●	quality, safety and construction requirements; and

●	breach of contract terms.

In addition, we are currently participating in the bidding process for two sewage treatment system projects, with results expected by the third quarter of 2026. There is no guarantee that we will be awarded these contracts, nor is there any guarantee that, even if awarded, the projects will be completed on time or at all.

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

Impact of Foreign Currency Fluctuation

 See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.

Recent Developments

On April 17, 2026, the Company entered into securities purchase agreements with certain investors for the issuance and sale of an aggregate of 62,000,000 ordinary shares of the Company at a purchase price of $0.105 per share, for aggregate gross proceeds of $6,510,000. As of the date of issuance of the consolidated financial statements, the Company had completed the transaction and received the proceeds in full.

Results of Operations

Comparison of the years ended December 31, 2025 and 2024

	For the Years Ended December 31,
				Percentage
	2025	2024	Change	Change
Revenues	$18,225,819	$29,765,205	$(11,539,386)	(38.8)%
Cost of revenues	10,666,862	18,518,728	(7,851,866)	(42.4)%
Gross profit	7,558,957	11,246,477	(3,687,520)	(32.8)%
Selling expenses	162,602	108,637	53,965	49.7%
General and administrative expenses	2,160,434	2,164,457	(4,023)	(0.2)%
Research and development expenses	47,602	61,786	(14,184)	(23.0)%
Stock-based compensation	2,145,000	454,250	1,690,750	372.2%
Provision for credit losses, net	14,694,723	6,459,240	8,235,483	127.5%
Income from operations	(11,651,404)	1,998,107	(13,649,511)	(683.1)%
Other income (expense), net	19,296	(129,782)	149,078	(114.9)%
Income tax expense	(1,266,021)	462,043	(1,728,064)	(374.0)%
Net income	$(10,366,087)	$1,406,282	$(11,772,369)	(837.1)%

Revenues

Our revenues are derived from sewage treatment systems and related services in both urban and rural areas. Total revenues decreased by approximately $11.5 million, or 38.8%, to approximately $18.2 million for the year ended December 31, 2025, compared to approximately $29.8 million for the same period in 2024. The decline was primarily attributable to reduced demand for the Company’s services amid the ongoing economic downturn in the PRC.

Our revenues from our revenue categories are summarized as follows:

	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024	Change	Change (%)
Revenues
Sewage treatment systems	$17,279,031	$28,417,150	$(11,138,119)	(39.2)%
Sewage treatment services	946,788	1,348,055	(401,267)	(29.8)%
Total revenues	$18,225,819	$29,765,205	$(11,539,386)	(38.8)%

Sewage treatment systems revenues

Revenues from sewage treatment system installations decreased by approximately $11.1 million, or 39.2%, to approximately $17.3 million for the year ended December 31, 2025, from approximately $28.4 million for the same period in 2024. This decline is primarily attributable to delays in the progress of projects initiated between 2021 and 2024, which were mainly caused by prolonged local government review and approval processes that pushed project timelines beyond initial expectations, as well as a decrease in the number of new projects secured in 2025 compared to the previous year. For the year ended December 31, 2025, we initiated two new projects with a total contract value of approximately $16.8 million and completed one project initiated in 2023 and three projects initiated in 2024. However, the majority of revenue from projects completed during the year had already been recognized during the earlier construction phases. Meanwhile, as of December 31, 2025, three projects remained in progress. By comparison, during 2024, we initiated three new projects with a total contract value of approximately $19.5 million and completed two projects that had been initiated in 2023. As of April 30, 2026, the uncompleted projects are expected to be completed within the next twelve months.

Sewage treatment services revenues

Revenues from sewage treatment services decreased by approximately $0.4 million, or 29.8%, to approximately $0.9 million for the year ended December 31, 2025, from approximately $1.3 million for the year ended December 31, 2024. The decrease was primarily due to reduced demand for our services as a result of the ongoing economic downturn in the PRC.

Cost of Revenues

Total cost of revenues decreased by approximately $7.9 million, or 42.4% to approximately $10.7 million for the year ended December 31, 2025 as compared to approximately $18.5 million for the year ended December 31, 2024. The decrease in cost of revenues is a direct result of our decline in revenue.

Our cost of revenues from our revenue categories are summarized as follows:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	Change	Change (%)
Cost of Revenues
Cost of sewage treatment systems	$10,074,628	$17,779,226	$(7,704,598)	(43.3)%
Cost of sewage treatment services	592,234	739,502	(147,268)	(19.9)%
Total cost of revenue	$10,666,862	$18,518,728	$(7,851,866)	(42.4)%

Our cost of revenues from sewage treatment systems was mainly comprised of labor and material. Our cost of revenues from sewage treatment system decreased by approximately $7.7 million, or 43.3%, to approximately $10.1 million for the year ended December 31, 2025, from approximately $17.8 million for the year ended December 31, 2024. The decrease in cost of revenues for the sewage treatment system is primarily attributable to the decline in revenue from the sewage treatment system.

Our cost of revenues from sewage treatment services decreased by approximately $0.1 million, or 19.9%, to approximately $0.6 million for the year ended December 31, 2025, from approximately $0.7 million for the year ended December 31, 2024. The decrease in the cost of revenues from sewage treatment services was primary attributable to decrease in revenue from sewage treatment services.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	Change	Change (%)
Sewage treatment systems
Gross profit margin	$7,204,403	$10,637,924	$(4,313,267)	(32.3)%
Gross profit percentage	41.7%	37.4%	4.3%

Sewage treatment services
Gross profit margin	$354,554	$608,553	$(253,999)	(41.7)%
Gross profit percentage	37.4%	45.1%	(7.7)%

Total
Gross profit margin	$7,558,957	$11,246,477	$(3,687,520)	(32.8)%
Gross profit percentage	41.5%	37.8%	3.7%

Our gross profit decreased by approximately $3.7 million, or 32.8%, to approximately $7.6 million for the year ended December 31, 2025 from approximately $11.2 million for the year ended December 31, 2024. The decrease in gross profit was primarily attributable to the decline in revenue from the sewage treatment system and sewage treatment system services as discussed above.

For the years ended December 31, 2025 and 2024, our overall gross profit margin was 41.5% and 37.8%, respectively. The 3.7% increase was primarily attributable to (1) an increase in the gross profit percentage for our sewage treatment systems business from 37.4% to 41.7%, primarily due to a higher proportion of more profitable projects completed during 2025, partially offset by (2) a decrease in the gross profit percentage for our sewage treatment services business from 45.1% to 37.4%, primarily due to increased labor costs incurred in providing such services.

Operating Expenses

Total operating expenses increased by approximately $10.0 million or 107.7% to approximately $19.2 million for the year ended December 31, 2025 from approximately $9.2 million for the year ended December 31, 2024. The increase was mainly attributable to the following:

Approximately $54,000 increase in selling expenses which mainly was attributed to an increase in advertising expenses.

Approximately $1.7 million increase in share-based compensation was primarily due to the issuance of share-based compensation to one employee and two consultants as equity-based compensation related to 2025 Equity Incentive Plan (the “2025 Plan”).

We recorded a provision for credit losses, approximately $14.7 million, net of recoveries, for the year ended December 31, 2025, compared to a net recovery of approximately $6.5 million for the same period in 2024. The increase was primarily due to higher provisions made in 2025 in response to increased credit risk and collectability concerns.

Other (expense) income, net

For the year ended December 31, 2025, we incurred approximately $19,000 in other income, net, compared to net other expenses of approximately $0.1 million for the year ended December 31, 2024. The change was primarily attributable to an approximate $0.1 million increase in gain from disposal of business in 2025 compared to 2024.

Income tax expense

For the year ended December 31, 2025, our income tax provision was a tax benefit of approximately $1.3 million, representing a decrease of approximately $1.7 million from the income tax expense of approximately $0.5 million recorded in 2024. The decrease was primarily attributable to the deferred tax benefit recognized as a result of the additional credit loss allowances provided by the Company’s PRC subsidiaries.

Net income

Our net income decreased by approximately $11.8 million, or 837.1%, to net loss of approximately $10.3 million for the year ended December 31, 2025, from approximately $1.4 million net income for the same period in 2024. Such change was due to the factors discussed above.

Comparison of Years Ended December 31, 2024 and 2023

	For the Years Ended December 31,
				Percentage
	2024	2023	Change	Change
Revenues	$29,765,205	$34,209,919	$(4,444,714)	(13.0)%
Cost of revenues	18,518,728	22,825,033	(4,306,305)	(18.9)%
Gross profit	11,246,477	11,384,886	(138,409 .)	(1.2)%
Selling expenses	108,637	106,147	2,490	2.3%
General and administrative expenses	2,164,457	2,674,519	(510,062)	(19.1)%
Research and development expenses	61,786	80,948	(19,162)	(23.7)%
Stock-based compensation	454,250	—	454,250	100.0%
Provision for (recovery from) credit losses, net	6,459,240	(88,221)	6,547,461	(7421.7)%
Income from operations	1,998,107	8,611,493	(6,613,386)	(76.8)%
Other (expense) income, net	(129,782)	(183,559)	53,777	(29.3)%
Income tax expense	462,043	1,403,880	(941,837)	(67.1)%
Net income	$1,406,282	$7,024,054	$(5,617,772)	(80.0)%

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

Sewage treatment systems revenues

Revenues from sewage treatment system installations decreased by approximately $3.9 million, or 11.9%, to approximately $28.4 million for the year ended December 31, 2024, from approximately $32.3 million for the same period in 2023. The decrease was primarily attributed to delays in the progress of projects initiated between 2021 and 2023 mainly due to prolonged local government inspection and approval processes, which extended project timelines beyond original expectations, as well as fewer new projects undertaken during 2024 compared to the prior year. For the year ended December 31, 2024, we initiated three new projects with a total contract value of approximately $19.5 million and completed two projects initiated in 2023. Meanwhile, six projects remained in progress as of December 31, 2024. In contrast, during 2023, we initiated four new projects with a total contract price of approximately $35.4 million and completed six projects originally launched between 2020 and 2022. As of April 30, 2025, one outstanding project as of December 31, 2024 has been completed, and the remaining are expected to be finalized within the next twelve months. Despite ongoing economic uncertainty in the PRC, we expect revenues from sewage treatment system installations to remain stable in 2025 and beyond, as this business segment demonstrates resilience amid macroeconomic challenges.

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

Our cost of revenues from our revenue categories are summarized as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	Change	Change (%)
Cost of Revenues
Cost of sewage treatment systems	$17,779,226	$21,630,216	$(3,850,990)	(17.8)%
Cost of sewage treatment services	739,502	1,194,817	(455,315)	(38.1)%
Total cost of revenue	$18,518,728	$22,825,033	$(4,306,305)	(18.9)%

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

Gross Profit

Our gross profit from our major revenue categories is summarized as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	Change	Change (%)
Sewage treatment systems
Gross profit margin	$10,637,924	$10,637,377	$547	0.0%
Gross profit percentage	37.4%	33.0%	4.4%

Sewage treatment services
Gross profit margin	$608,553	$747,509	$(138,956)	(18.6)%
Gross profit percentage	45.1%	38.5%	6.7%

Total
Gross profit margin	$11,246,477	$11,384,886	$(138,409)	(1.2)%
Gross profit percentage	37.8%	33.3%	4.5%

Our gross profit decreased by approximately $0.1 million, or 1.2%, to approximately $11.2 million for the year ended December 31, 2024 from approximately $11.4 million for the year ended December 31, 2023. The decrease in gross profit is primarily due to the decrease of sewage treatment systems services revenue as discussed above.

For the years ended December 31, 2024 and 2023, our overall gross profit margin was 37.8% and 33.3%, respectively. The 4.5% increase was primarily attributable to improved operational efficiency, including more effective utilization of labor costs in both sewage treatment system installations and sewage treatment services.

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

B. Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand, operating requirements, and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations.

We engage in installing sewage treatment systems and providing sewage treatment services in both urban and rural areas. Our business is capital intensive. Working capital was approximately $26.4 million as of December 31, 2025, as compared to approximately $26.0 million as of December 31, 2024. As of December 31, 2025, cash on-hand balance was approximately $66,686. In addition to cash on-hand, we also have other current assets mainly composed of accounts receivable and contract assets. We had accounts receivable, net, of approximately $44.1 million, and contract assets – current of approximately $39.3 million as of December 31, 2025, all of which are short-term in nature and should be collected and utilized within our operating cycle to be used to support our working capital needs.

On April 22, 2024, we completed the initial public offering (“IPO”) of 1,500,000 ordinary shares at an initial public offering price of $4.0 per share, resulting in net proceeds to us of approximately $4.3 million after deducting underwriting discounts and commissions and other expenses, and including net proceeds in the amount of $600,000 that were placed in an escrow account for 24-months following the closing of the IPO. As of December 31, 2025, the restrictions on such funds had been early released. Accordingly, the balance of the escrow account related to the IPO was $0 as of December 31, 2025, compared to $600,000 as of December 31, 2024.

Although we believe that it can realize its current assets in the normal course of business, its ability to repay its current obligations will depend on the future realization of its current assets. We have considered historical experience, the economic environment, trends in the sewage treatment industry, and the expected collectability of accounts receivable and contract assets as of December 31, 2025. We expect to realize these outstanding balances, net of allowance within the normal operating cycle of twelve-months. As of the date of the issuance of these consolidated financial statements, we have received approximately $1.9 million of its accounts receivable. If we are unable to realize its current assets within the normal twelve-month operating cycle, we may have to consider supplementing its available sources of funds through the following:

●	Financing from our officers and shareholders; and

●	Other available sources of financing from PRC banks, other financial institutions and related parties, given our credit history.

Based on the above considerations, we believe that we have sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the filing date of these consolidated financial statements. However, there is no assurance that we will be successful in their plans. There are a number of factors that could potentially arise that could undermine our plans, such as changes in the demand for its services, economic conditions, competitive pricing in the sewage treatment services industry, its operating results may deteriorate and its banks and shareholders may not provide continued financial support.

The following summarizes the key components of our cash flows for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

Net cash used in operating activities	$(1,490,957)	$(1,987,028)	$(3,132,666)
Net cash provided by investing activities	1,067	545,167	243,586
Net cash provided by financing activities	1,398,302	1,018,726	2,990,160
Effect of exchange rate change on cash	33,895	279,412	(32,842)
Net change in cash	$(57,693)	$(143,723)	$68,238

We anticipate that current cash resources and opportunities will be insufficient for us to execute our business plan for twelve months after the date these financial statements are issued. It is possible that if future financing is not obtained, we will not be able to operate as a going concern. We believe that securing additional sources of financing is possible, but there is no assurance of our ability to secure such financing. A failure to obtain additional financing could prevent us from making necessary expenditures for advancement and growth to partner with businesses and hire additional personnel. If we raise additional financing by selling equity, or convertible debt securities, the relative equity ownership of our existing investors could be diluted, or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs and be subject to adverse consequences in the event of a default. Any equity capital raised may result in substantial dilution in the number of outstanding shares of our Class A ordinary shares.

Operating activities

Net cash used in operating activities was approximately $1.5 million for the year ended December 31, 2025 and was primarily attributable to (i) a net loss of approximately $10.4 million; and (ii) an increase in accounts receivable of approximately $12.1 million, the reasons for which are detailed in the discussion under “Accounts Receivable” below; (iii) an increase in prepayments and other current assets of approximately $0.1 million, due to an increase in prepayments for purchases; and (iv) non-cash items of approximately $2.2 million, such as deferred income tax gains and gains on the disposal of subsidiaries, offset by the following factors: (i) a net decrease of approximately $1.7 million in contract assets, as described in the “Contract Assets” sections below; (ii) non-cash items totaling approximately $17.1 million, including depreciation and amortization, loss on disposal of equipment, net provision for (and recovery of) credit losses, and stock-based compensation expense; (iii) an increase of approximately $1.8 million in accounts payable, as detailed in the discussion under “Accounts Payable” below; (iv) an increase of approximately $0.1 million in other payables and accrued liabilities, resulting from the accrual of additional operating-related expenses; and (v) an increase of approximately $2.6 million in taxes payable, primarily attributable to an increase in income taxes payable.

Net cash used in operating activities was approximately $2.0 million for the year ended December 31, 2024 and was primarily attributable to (i) an approximately $1.4 million net increase in contract assets and contract costs, which was due to the reasons discussed below under the section “contract assets” and “contract costs”, and (ii) approximately $23.1 million increase in accounts receivable which was due to the reason discussed below under the section “accounts receivable”, (iii) approximately $0.6 million increase in other receivables for additional service deposits with our third party service provider and advances to our employee for operational purposes, and (iv) approximately $1.1 million in non-cash items such as deferred tax benefit, and gain on disposal of subsidiaries, offset by (i) a net income of approximately $1.4 million, (ii) approximately $7.3 million in non-cash items such as depreciation and amortization, loss on disposal of equipment, provision for (recovery from) credit loss, net, and stock-based compensation, (iii) an approximately $13.0 million increase in accounts payable, which was due to the reasons discussed below under the section “accounts payable”, (iv) an approximately $50,000 decrease in prepayments and other current assets as we utilized prepayment made in prior period for contractor labor, material in current sewage treatment systems projects , (v) approximately $0.4 million increase in other payables and accrued liabilities as we incurred more accrued expense related to our operation, and (vi) approximately $2.1 million increase in taxes payable which was attributable to increase in income taxes payable.

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

Accounts receivable

Our accounts receivable increased by approximately $12.1 million during the year ended December 31, 2025. The increase was primarily due to a longer collection cycle for the year ended December 31, 2025, driven by delays in the government billing approval process as a result of the ongoing economic downturn in the PRC.

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

Our days sales outstanding are as follows:

Period	Days Sales Outstanding
Year Ended December 31, 2018	180
Year Ended December 31, 2019	306
Year Ended December 31, 2020	615
Year Ended December 31, 2021	204
Year Ended December 31, 2022	220
Year Ended December 31, 2023	262
Year Ended December 31, 2024	455
Year Ended December 31, 2025	894

Our days sales outstanding (“DSO”) increased from 180 days at December 31, 2018 to 306 days at December 31, 2019, further rising to 615 days at December 31, 2020. DSO then decreased to 204 days at December 31, 2021, followed by an increase to 220 days at December 31, 2022, 262 days at December 31, 2023, 455 days at December 31, 2024, and further to 894 days at December 31, 2025.

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

Our DSO increased to 306 days in 2019 as we began recognizing revenue from sewage treatment systems in late 2018. In 2020, the impact of the COVID-19 pandemic led to a significant increase in DSO to 615 days. With the easing of the pandemic in the PRC during the second half of 2021 and proactive communication with local governments, DSO improved to 204 days by the end of 2021. However, DSO increased again to 220 days in 2022, 262 days in 2023 and 455 days in 2024, as we experienced higher revenue levels and delays in payment approvals or project inspections. By December 31, 2025, DSO further increased to 894 days, primarily due to prolonged delays in the government payment approval process amid the ongoing economic downturn in the PRC.

We are required to make estimates of the expected credit losses relating to our accounts receivable. In establishing the allowance for credit loss accounts, we have changed our methodology during the year ended December 31, 2025 from our previous aging-based approach to the expected credit loss model under ASC 326 (CECL), which requires the use of historical loss experience, current economic conditions, and reasonable and supportable forward-looking information. Management believes the new methodology provides a more timely and accurate estimate of expected credit losses.

Under the CECL model, we perform a migration analysis using historical aging data from 2021 to 2025 to derive default probabilities (22.4% for within one year, 41.2% for one to two years, and 100.0% for beyond two years), apply a loss given default rate of 61.7% (based on Moody’s data) to receivables aged within two years, and adjust for forward-looking economic conditions using a factor of 114.0% derived from China’s PMI and industrial value-added data. These inputs yield the provision rates applied to our aging buckets.

Based on this methodology, after reviewing the historical collection data from 2021 to 2025, we provide a provision of 15.1% for accounts receivable aged within one year, 29.0% for accounts receivable aged between one and two years, and 100% for accounts receivable aged beyond two years. In addition, after applying the above aging method, we also use the specific identification method to determine our allowance for credit loss accounts when we believe it is necessary.

As a result of this change in methodology, we provided 9.4% and 17.0% allowance for credit loss accounts of our total accounts receivable as of December 31, 2023 and 2024, respectively, under our previous aging-based approach. As of December 31, 2025, under the new CECL model, we provided 35.5% allowance for credit loss accounts of our total accounts receivable. The increase in the allowance rate for 2025 was primarily attributable to the migration of certain progress billings into longer aging buckets and the application of the forward-looking factor, rather than a deterioration in the actual credit quality of our customers.

We expect our DSO to be between 300 days to 365 days in future periods, mainly because the payment approval process from local governments is complex as it requires us to go through several procedures and typically takes a longer period of time as all of the proper inspection documents must be provided in order for funds to be released. The payment process normally takes less than one year while the local governments usually approve and settle the outstanding balances during the second half of each calendar year based on the municipal administration on budget and payment practices. Historically, it took us approximately 417 days to collect 99.3% of our 2018 progress billings of our sewage treatment systems revenue, approximately 442 days to collect 99.8% of our 2019 progress billings of our sewage treatment system revenues, approximately 612 days to collect 98.4% of our 2020 progress billing of our sewage treatment systems revenue, approximately 586 days to collect 72.8% of our 2021 progress billing, approximately 372 days to collect 75.6% of our 2022 progress billing, approximately 372 days to collect 52.4% of our 2023 progress billing, approximately 283 days to collect 9.9% of our 2024 progress billing, and approximately 45 days to collect 3.1% of our 2025 progress billing of our sewage treatment systems revenue, which we believe proves that we are able to collect substantially all of our receivables. The liquidity of our operations highly depends on the timing of payments from our major customers, and should there be any delay in payment, our operations and liquidity may be impacted.

The specific identification method includes evaluation of historical collection experience from each individual customer as well as the credit worthiness of our customers. We have determined that historical collection experience from each individual customer is a relevant and supportable indicator in calculating our allowance for credit loss accounts. Furthermore, in evaluating the credit worthiness of our customers, we first consider whether they are state-owned companies, local governments or business property management companies. If our customers are state-owned companies or local governments, and they have been constantly communicating with us without ignoring our collection efforts and are able to provide their estimated payment date in writing, we would also exclude the amount in calculating the allowance since the end users of our products are from the local governments of which the payment process normally takes a longer process as it may potentially take approximately 441 days to collect from our past experience. In addition, historically, our collection experience for those customers with updated payment plans are usually paid timely as promised. If our customers are business property management companies, we will only consider their payment history and current creditworthiness in calculating the allowance for credit loss accounts without consideration of their payment plan as they are not backed by a local government. We believe our current allowance policy is reasonable because we have never experienced any significant losses on collections from our historical experience. Since our sewage treatment systems customers are mainly state-owned companies, which are backed by the local governments, we believe our current allowance policy is reasonable as of December 31, 2025.

 As of December 31, 2025, our accounts receivable aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Accounts receivable	$68,385,857	$9,868,559	$2,577,452	$9,756,887	$2,785,080	$33,803,301	$9,594,578
Allowance for credit loss accounts	(23,159,906)	(1,492,322)	(389,761)	(1,475,433)	(421,159)	(9,786,653)	(9,594,578)
Specific account adjustments	(1,097,018)	(1,097,018)	—	—	—	—	—
Accounts receivable, net	$44,128,933	$7,279,219	$2,187,691	$8,281,454	$2,363,921	$24,016,648	$—

As of December 31, 2024, our accounts receivable aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Accounts receivable	$54,456,082	$28,275,522	$2,026,987	$9,698,204	$236,757	$9,794,560	$4,424,052
Allowance for credit loss accounts	(6,908,206)	—	—	—	(35,514)	(2,448,640)	(4,424,052)
Specific account adjustments	(2,359,645)	—	—	—	8,464	(2,451,481)	83,372
Accounts receivable, net	$45,188,231	$28,275,522	$2,026,987	$9,698,204	$209,707	$4,894,441	$83,372

As of December 31, 2023, our accounts receivable aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Accounts receivable	$32,085,912	$18,126,057	$3,953	$3,680,109	$568,851	$3,314,884	$6,392,058
Allowance for credit loss accounts	(7,306,107)	—	—	—	(85,328)	(828,721)	(6,392,058)
Specific account adjustments	4,296,744	—	—	—	—	21,178	4,275,566
Accounts receivable, net	$29,076,549	$18,126,057	$3,953	$3,680,109	$483,523	$2,507,341	$4,275,566

As of April 30, 2026, we have collected approximately $1.9 million, which represented 2.8%, of our December 31, 2025 accounts receivable or 4.3% excluding the allowance for credit losses. We believe our current allowance for credit loss accounts is a reasonable estimate of our expected losses of our accounts receivable. Our management will continue to evaluate the reasonableness of our allowance policy and will update it as necessary.

As of April 30, 2026, we had collected approximately 0.0% of the outstanding balances from our five major customers as of December 31, 2025. All five of our major customers are projects funded by local governments and are awaiting inspection reports and payment approvals. Based on our historical collection patterns, we believe the collectability of our accounts receivable is probable. Our historical collection rates for progress billings related to sewage treatment systems revenues were 99.3%, 99.8%, 98.4%, 72.8%, 75.6%, 52.4%, 9.9% and 3.1% for the years 2018, 2019, 2020, 2021, 2022, 2023, 2024, and 2025, respectively. The liquidity of our operations highly depends on the timing of payments from our major customers. Any delay in payment from them could materially impact our operations and liquidity.

Contract assets

For the year ended December 31, 2025, our contract assets decreased by $1.7 million, primarily due to the completion and final acceptance of projects from prior years. For the years ended December 31, 2024 and 2023, our contract assets increased by approximately $1.4 million and $13.6 million, respectively. These increases were primarily attributable to projects that were in progress or had been completed during the current period, for which we had not yet reached the billing milestones specified in the contract terms.

Contract assets balance as of December 31, 2025 were mainly attributable the Zhongshan, Guankou, Lianjiang, Jianyang, Xinjiang, and Xiamen projects, amounting to approximately $8.5 million, $6.2 million, $4.9 million, $2.6 million, $2.6 million, and $3.1 million, respectively, while contract assets balance as of December 31, 2024 were mainly attributable to the Zhongshan, Guankou, Wuyishan, Lianjiang, Jianyang, Xinjiang, and Sichuan Anya projects, which amounted to approximately $9.2 million, $13.9 million, $1.5 million, $4.5 million, $3.8 million, $3.7 million, and $2.9 million, respectively.

Due to the delay of construction inspection which involved multi-government departments approval, the billing process pertained to aforementioned projects has fallen behind. As a result, the unbilled portion of these projects remained as contract assets.

As of December 31, 2025, our contract assets aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Contract assets	$39,309,995	$3,527,490	$930,425	$3,068,428	$708,626	$31,075,026	$—

 As of December 31, 2024, our contract assets aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Contract assets	$39,989,358	$8,594,751	$—	$2,139,831	$—	$29,254,776	$—

As of December 31, 2023, our contract assets aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Contract assets	$39,165,839	$20,503,410	$—	$3,065,821	$15,596,608	$—	$—

Accounts payable

Our accounts payable increased by approximately $1.8 million, $13.0 million and $9.2 million for the year ended December 31, 2025, 2024 and 2023, respectively. The major reason for the significant increase in such balance is mainly due to the fact that we had purchased raw materials on account to support our growth of sewage treatment system projects.

Investing activities

 Net cash provided by investing activities was approximately $0.6 million for the year ended December 31, 2025, mainly attributable to approximately $ 0.6 million released from escrow accounts.

 Net cash provided by investing activities was approximately $0.5 million for the year ended December 31, 2024 was mainly attributable to approximately $9,600 of loan to related parties, approximately $3,900 of equipment purchases, and approximately $41,000 cash release from disposal of two subsidiaries, offset by approximately $0.6 million of deposit from IPO proceed into escrow.

Net cash provided by investing activities was approximately $0.2 million for the year ended December 31, 2023 was mainly attributable to approximately $57,000 repayments received from loan to third party, approximately $170,000 repayments received from loan to related parties.

Financing activities

Net cash provided by financing activities was approximately $0.8 million for the year ended December 31, 2025, and was primarily attributable to an aggregate total of approximately $2.6 million in proceeds from short-term loans, long-term bank loans, and short-term loans from third parties, approximately $0.2 million in proceeds from short-term loans from related parties, and approximately $0.6 million in net proceeds from our IPO, offset by approximately $2.6 million in repayments of short-term bank loans, long-term bank loans, and other payables to related parties.

Net cash provided by financing activities was approximately $1.0 million for the year ended December 31, 2024, and was primarily attributable to an aggregate total of approximately $2.5 million proceeds received from short-term loans, long-term bank loans, and short-term loan – third parties, and approximately $4.3 million net proceeds from IPO, offset by an aggregate total of approximately $5.2 million repayments to short-term loans – bank, long-term loan bank, other payables – related parties, and short-term loan-related parties, and approximately $0.6 million was withdrawn from IPO proceeds and deposited into escrow.

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

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the years ended December 31, 2025, 2024 and 2023, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of December 31, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years
Short-term loans - banks	$1,153,654	$1,153,654	$—	$—
Long-term loans - banks	357,495	—	357,495	—
Short-term loans - third parties	2,057,311	2,057,311	—	—
Short-term loans – related parties	2,560,675	2,560,675	—	—
Total	$6,129,135	$5,771,640	$357,495	$—

Capital Expenditures

We purchased equipment of approximately $2,000, $4,000, and $22,000 for the year ended December 31, 2025, 2024 and 2023, respectively, mainly for the use in our septic tank treatment operations. Subsequent to December 31, 2025 and as of the date of this annual report, we did not purchase any material equipment for operational use. We do not have any other material commitments for capital expenditures as of December 31, 2025.

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

Allowance for credit loss

In establishing the required allowance for credit loss accounts, we consider historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial condition of the customers. Management reviews its receivables on a regular basis to determine if the allowance for credit loss accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for credit loss accounts after management has determined that the likelihood of collection is not probable. Our allowance for credit loss against our account receivable were $24,256,924, $9,267,851 and $3,009,363 as of December 31, 2025, 2024 and 2023, respectively, representing 35.5%, 17.0% and 9.4% of our gross accounts receivable, respectively. Our allowance for credit loss for other receivables, were $773,594, $468,219 and $500,857 as of December 31, 2025, 2024 and 2023, respectively. The allowance for credit losses is based on a review of specifically identified customer accounts in addition to an overall aging analysis which is applied to accounts pooled on the basis of similar risk characteristics. Judgments are made with respect to the collectability of accounts receivable within each pool based on historical experience, current payment practices and current economic trends based on our expectations over the expected life of the receivable, which is generally ninety days or less. Although actual losses have not differed materially from our previous estimates, future losses could differ from our current estimates.

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

Contract liabilities on uncompleted contracts represent an entity's obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer, which typically arises when cash is collected or billings occur in advance of performance.

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

Our research and development expense was $47,602 during the year ended December 31, 2025, $61,786 during the year ended December 31, 2024, and $80,948 during the year ended December 31, 2023. We intend to continue to invest in research and development to support and enhance our existing products and services and to develop future product and service offerings to enhance our position in the market.

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

We believe our patents and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2025, we had 2 invention patents, 36 utility model patents and 3 trademarks.

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

Significant accounting estimates reflected in our consolidated financial statements include the estimated cost or input measure method used to calculate the revenue recognized in our sewage treatment systems and sewage treatment services, allowance for credit loss accounts, the useful lives of property and equipment, impairment of long-lived assets, realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

JOBS Act

As a Company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

F. Tabular disclosure of contractual obligations

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the years ended December 31, 2025, 2024 and 2023, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of December 31, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years
Short-term loans - banks	$1,153,654	$1,153,654	$—	$—
Long-term loans - banks	357,495	—	357,495	—
Short-term loans - third parties	2,057,311	2,057,311	—	—
Short-term loans – related parties	2,560,675	2,560,675	—	—
Total	$6,129,135	$5,771,640	$357,495	$—

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

Name	Age	Position
Yunwu Li	66	Chief Executive Officer and Chairman of the Board of Directors
Tiefeng Wang	46	Chief Financial Officer
Yuntao Guan	55	Chief Scientist
Xiong Zuhong	50	Chief Scientist (New Energy)
Ling Kai	37	Director
Lijun Cui	53	Director
Yaohui Wang(1)(2)(3)	56	Independent Director
Dongming Zhang(1)(2)	59	Independent Director
Harry D. Schulman(1)(3)	74	Independent Director
Chen Xi(3)	61	Independent Director

(1) Member of audit committee.

(2) Member of compensation committee.

(3) Member of nomination and governance committee.

Yunwu Li has served as a member of our board of directors since November 2016, as chairman of our board of directors since January 2020, as our chief executive officer since September 2019, and as chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., our subsidiary, since June 2015. From 1987 to 1996, Mr. Li served as general manager of Fujian Optical Instrument Co., Ltd., a company that specializes in manufacture of optical instruments, and has extensive management experience in the research and development, manufacture, and processing of optical instruments, communicational devices, and environmental protection equipment. From July 1999 to November 2003, Mr. Li served as chairman of the board of directors of Fujian Furi Electronics Co., Ltd. (Ticker: 600203), a company listed on the Shanghai Stock Exchange that specializes in manufacture and sales of electronic components. During his term of service, Mr. Li obtained extensive experience in general management, investments and operations. From March 2007 to May 2015, Mr. Li served as chairman of the board of directors and general manager of Beijing Xinyuan Shidai Real Estate Development Co., Ltd., a company that develops and manages large scale real estate projects in China. During such time, Mr. Li was also involved in the investment in, and served as a consultant to, environmental protection companies. From March 2013 to May 2015, Mr. Li served as a consultant to Shenzhen CDT Environmental Technology Co., Ltd. Mr. Li is also the director of CDT Environmental Technology Holdings Limited since June 2015, one of our principal shareholders. Mr. Li received a MBA degree from The Open University of Hong Kong. We believe Mr. Li’s extensive experience qualifies him to serve on our board of directors.

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

Xiong Zuhong was appointed Chief Scientist for New Energy on May 1, 2025. He has been a Professor-Level Senior Engineer at the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences since April 2021, and serves as an adjunct graduate supervisor at several universities. His primary focus is on applied technology R&D in new and renewable energy.

He has developed integrated systems for energy recovery from organic solid waste (e.g., municipal solid waste at the county level) through gasification, combined with multi-energy sources (solar, wind, and geothermal), driving rural energy transformation and supporting rural revitalization. His work also includes resource recovery from solid waste for green building materials to advance carbon neutrality in the construction sector, as well as synergistic gasification of multi-source urban solid waste to produce hydrogen and methanol, facilitating urban green energy transition and contributing to China’s dual carbon goals.

He has led or participated in numerous national and provincial key R&D projects, published over 60 papers (20 indexed by SCI/EI), and holds 59 granted patents—including 30 invention patents and 2 PCT international invention patents. He is a recipient of the Guangdong Provincial Science and Technology Progress Award (First Class) and the Gold Medal at the National Invention Exhibition.

Ling Kai has served as a member of our board of directors since November 2025. holds a Bachelor’s degree in Finance from Jimei University (2011) and has over 10 years of experience in finance and management. During his tenure at Bank of Communications Xiamen Branch (2011-2018), he led initiatives in supply chain credit risk management, structured financing solutions, and cross-border operational coordination. Since 2018, he has served as General Manager of Qishang Pioneer (Xiamen) Culture Media Co., Ltd.

Mr. Ling brings valuable expertise in capital markets, financing strategies, and corporate restructuring, which is expected to support the Company’s current strategic priorities.

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

Chen Xi has served as a member of our board of directors since November 2025. He holds a Master’s degree from the University of Science and Technology of China (1989). He served as President of Faithpower Co., Ltd. (2000-2023) and Vice General Manager of CLP Putian Heping Technology Co., Ltd. (2023-2024). He currently serves as Deputy Secretary-General of the Zhongguancun Super-Connected New Infrastructure Industry Innovation Alliance (since 2023) and Vice President of the ZKJC (Hong Kong) Research Institute (since 2024).

Mr. Chen brings to the Board extensive industry experience, cross-border expertise, and a deep understanding of both Chinese and international markets, enabling him to provide valuable oversight and strategic guidance.

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

B. Compensation

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals initially agreed to serve as our executive officers until August 31, 2020. Per the agreements, such terms have been automatically extended for successive twelve-month periods, most recently through August 31, 2025, and will continue to be automatically extended for successive twelve-month periods, unless the agreements are terminated in accordance with their terms. We entered into an employment agreement with our Chief Scientist (New Energy) on May 1, 2025. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of approximately RMB 659,400 ($93,800), HKD 300,000 ($37,000) and USD $30,000 in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended December 31, 2025.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the fiscal year ended December 31, 2025.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2025.

Name	Fees Earned in Cash	All Other Compensation	Total
Yunwu Li	RMB 326,167 ($45,567)	—	RMB326,167($45,567)
Tiefeng Wang	RMB 116,520 ($16,285)	—	RMB116,520 ($16,285)
Yuntao Guan	—	—	—
Xiong Zuhong	HKD 100,000 ($12,275)	—	HKD 100,000 ($12,275)
Ling Kai	—	—	—
Lijun Cui	RMB 216,675 ($30,282)	—	RMB216,675 ($30,282)
Yaohui Wang	HKD 100,000 ($12,275)	—	HKD 100,000 ($12,275)
Dongming Zhang	HKD 100,000 ($12,275)	—	HKD 100,000 ($12,275)
Harry D. Schulman	$30,000	—	$30,000
Chen Xi	—	—	—

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

Composition of our Board of Directors

Our board of directors currently consists of seven directors. Our board of directors is composed of a majority of independent directors. Our board of directors has determined that each of Yaohui Wang, Dongming Zhang, Harry D. Schulman and Chen Xi is an “independent director” as defined under the Nasdaq rules.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Yaohui Wang, Dongming Zhang and Harry D. Schulman. The compensation committee is comprised of Dongming Zhang and Yaohui Wang. The nomination and governance committee is comprised of Yaohui Wang, Harry D. Schulman and Chen Xi.

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

Nomination and Governance Committee

Yaohui Wang, Harry D. Schulman and Chen Xi serve as members of the nomination and governance committee. Yaohui Wang serves as the chair of the nomination and governance committee. The nomination and governance committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and for reviewing our corporate governance policies.

The composition of these committees meets the criteria for independence under, and the functioning of these committees comply with the applicable requirements of, the Nasdaq and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us.

D. Employees

As of December 31, 2025, we had 68 employees, of whom 64 were full-time employees, 4 were part-time employees and all were located in China.

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

On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan authorizes the issuance of up to 1,500,000 Class A ordinary shares and is intended to provide equity-based compensation to employees, directors, and consultants of the Company and its affiliates. Awards under the 2025 Plan may include non-qualified stock options, incentive stock options, restricted stock awards, and unrestricted stock awards. As of March 28, 2025, all 1,500,000 Class A ordinary shares have been issued to one employee and two consultants as equity-based compensation.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 75,525,000 Class A ordinary shares, par value $0.0025 per share, outstanding as of April 30, 2026. There are no Class B ordinary shares, par value $0.0025 per share, outstanding as of April 30, 2026.

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

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
CDT Environmental Technology Holdings Limited (1)	4,574,562	6.06%
Directors and Executive Officers:
Yunwu Li (2)	4,574,562	6.06%
Tiefeng Wang	—	—
Yuntao Guan	—	—
Zuhong Xiong	—	—
Ling Kai	—	—
Lijun Cui	—	—
Yaohui Wang	—	—
Dongming Zhang	—	—
Harry D. Schulman	—	—
Xi Chen	—	—
All current directors and executive officers as a group (9 persons)	4,574,562	6.06%

(1)	The registered address of CDT Environmental Technology Holdings Limited, a Cayman Islands company, is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Mr. Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole director of CDT Environmental Technology Holdings Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CDT Environmental Technology Holdings Limited.
(2)	Represents 4,574,562 ordinary shares held directly by CDT Environmental Technology Holdings Limited. Mr. Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole director of CDT Environmental Technology Holdings Limited. See footnote (1) above.

As of April 30, 2026, approximately 6.716% of our issued and outstanding ordinary shares are held in the United States by one record holder (CEDE & CO).

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Effective as of January 17, 2024, our board of directors adopted an incentive-based compensation recovery policy, or the Clawback Policy. A copy of the Clawback Policy was filed as Exhibit 97.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 as filed with the SEC on May 15, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

On April 17, 2026, the Company entered into securities purchase agreements with certain investors for the issuance and sale of an aggregate of 62,000,000 ordinary shares of the Company at a purchase price of $0.105 per share, for aggregate gross proceeds of $6,510,000. As of the date of issuance of the consolidated financial statements, the Company had completed the transaction and received the proceeds in full. As a result of this offering, Mr. Li’s ownership percentage of Class A ordinary shares decreased from 33.82% to 6.06%. Additionally Venture Million Limited and Luo Jia Holdings Limited ownership percentage of Class A ordinary shares decreased below 5% to 1.37% and .99%, respectively.

B. Related Party Transactions

During the last fiscal year and up to the date of this annual report, we have engaged in the following transactions with our directors, officers, holders of more than 5% of our outstanding shares and other affiliates, which we refer to as our related parties:

As of December 31, 2025, 2024, and 2023, certain related parties owed us the following amounts as a result of loans receivable. These amounts are included in the consolidated financial statements as other receivables - related parties. See Note 9 of the notes to the consolidated financial statements included elsewhere in this annual report.

Name of Related Party	Relationship	Nature	December 31, 2025	December 31, 2024	December 31, 2023

Fujian Tantan Technology Co, Ltd (“FJ Tantan”)	FJ Tantan’s legal representative is the secretary of Fujian Hongfa Group Ltd (“Fujian Hongfa”). Fujian Hongfa is the shareholder of FJ LSY.	Interest free, due June 15, 2026	$112,683	$109,621	$251,271
Fuzhou Jinhui Environmental service Co, Ltd	Fujian Jinshun environmental Co, Ltd (“Jinshun”) is the major shareholder of FZ Jinhui. Weihao Chen is the Major shareholder of Jinshun, and the legal representative of FZ LSY.	Interest free, due on August 31, 2026	12,069	—	4,459
Yueyu Qi	Spouse of Wang who is a supervisor of Huzhou CDT	Interest free, debts offset claims, signed April 2025	—	13,911	—
Total			$124,752	$123,532	$255,730

As of December 31, 2025, 2024, and 2023, we owed certain related parties the following amounts as a result of advance payments.

Name of Related Party	Relationship	Nature	December 31, 2025	December 31, 2024	December 31, 2023

Wanqiang Lin	Director of Ultra HK	Advance payment for operational expenses of the Company pending for reimbursement	256,348	256,863	270,806

These amounts are included in the consolidated financial statements as other payables - related parties. See Note 10 of the notes to the consolidated financial statements included elsewhere in this annual report.

As of December 31, 2025, 2024, 2023, we owed certain related parties the following amounts as a result of loans payable.

Name of Related Party	Relationship	Nature	December 31, 2025	December 31, 2024	December 31, 2023

Shenzhen Li Yaxin Industrial Co., Ltd	Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole shareholder of this entity	Interest-free loans due on December 31, 2025, extended to December 31, 2026	$90,804	$97,379	$96,009
Beijing Minhongyun Energy Supply Co. Ltd.	Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the director of this entity	Interest-free loans due on November 30, 2025 extended to November 30, 2026	1,078,206	1,048,912	1,064,566
Jianzhong Zhao	Legal representative, general manager and director of Hohhot CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2025 (extended to December 31, 2026)	176,073	237,868	299,772
Jianshan Ma	Director and general manager of Chengde CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2025 (extended to December 31, 2026)	85,746	95,264	117,279
Yunwu Li	Our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd.	Interest-free loans, due on October 31, 2025, extended to December 31, 2026	635,131	846,854	3,446,578
Yan Wang	Relative of Ying Wang, supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans, due on February 28, 2025 (extended to February 28, 2027)	179,120	157,978	160,052
Yaoyu Zhou	Spouse of Ying Wang, Supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans, due on November 2, 2024	—	—	155,308
Guangxi Jingxingming Eletrical Ltd	The legal representative of this entity is also the legal representative of Guangxi CWT Environmental Technology Co., Ltd. (1)	Interest-free loans, due on August 22, 2024	—	—	14,119
Zhaozhao Xu	General Manager of Chengde CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2024	—	—	32,473
Shaozhao Xu	Project manager of Shenzhen CDT Environmental Technology Co., Ltd.	Interest-free loans, due December 31, 2026	315,595	310,639	—
Total			$2,560,675	$2,794,894	$5,386,156

Interest expense pertaining to the above loans for the years ended December 31, 2025, 2024, and 2023, amounted to $0, $0, and $0, respectively.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Second Amended and Restated Memorandum and Articles of Association;

●	The Companies Act (as revised) of the Caymans Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

Our authorized share capital is US$250,000 divided into (a) 94,000,000 Class A ordinary shares with a par value of $0.0025 each of which 75,525,000 are issued and outstanding and (b) 6,000,000 Class B ordinary shares of par value US$0.0025 each of which none are issued and outstanding..

 The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as revised) of the Cayman Islands (“Companies Act”).

We have included summaries of material provisions of our second amended and restated memorandum and articles of association insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our second amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 to this annual report.

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

We may, subject to the provisions of the Companies Act and our second amended and restated memorandum and articles of association, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting: increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our second amended and restated memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

We may also, subject to the provisions of the Companies Act and our second amended and restated memorandum and articles of association: issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our capital.

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

Any dividend which has remained unclaimed for six years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

Voting Rights

Class A Ordinary Shares

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Unless otherwise approved by the Directors, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares.

Class B Ordinary Shares

Each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company

Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such number of fully paid Class A Ordinary Shares calculated at the conversion rate, which shall be, at any time, on a one-to-one basis in accordance with our second amended and restated memorandum and articles of association.

Upon any direct or in direct sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into such number of Class A Ordinary Shares calculated based on the conversion rate, which shall be, at any time, on a one-to-one basis in accordance with our second amended and restated memorandum and articles of association.

Class B Ordinary Shares have the same rights, including dividend rights, in all circumstances as Class A Ordinary Shares, except for the conversion right, the voting right at general meetings and transfer restrictions described above.

General Meetings

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company.

Except with respect to any matter requiring a separate class vote under the Act or these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings. Our second amended and restated memorandum and articles of association provide that we may, but shall not (unless required by the Companies Act) be obliged to, in each year hold a general meeting as its annual general meeting. . Also, we may, but are not required to (unless required by Cayman Islands law), hold other extraordinary general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing not less than two-thirds in par value of the issued shares which as at that date carry the right to vote at general meetings of the Company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our second amended and restated memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of 95% in par value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third (or 33 1/3%) in nominal of our total issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association.

Our second amended and restated memorandum and articles of association provide that a special resolution shall be required to approve any amendments to any provisions of our second amended and restated memorandum and articles of association.

Transfers of Shares

Subject to any applicable restrictions set forth in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or in any other form which our board of directors may approve. Our board of directors may, in its absolute discretion, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered share unless: a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof; the instrument of transfer is in respect of only one class of shares; the ordinary shares transferred are fully paid and free of any lien; the instrument of transfer is lodged at the registered office or such other place at which the register of shareholders is kept (i.e., our transfer agent), accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of allotment, our board may from time to time make calls upon our shareholders for any amounts unpaid on their shares (whether in respect of nominal value or premium) in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Variations of Rights of Shares

Whenever our capital is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of two-thirds of all of the issued shares of that class or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Directors

Appointment, Disqualification and Removal of Directors

Our management is vested in a board of directors.

Our directors shall be appointed and removed by an ordinary resolution of our shareholders. Without prejudice to our power to appoint a person to be a director by ordinary resolution and subject to the second amended and restated memorandum and articles of association, any vacancies on the board arising other than upon the removal of a director by ordinary resolution can be filled by the remaining director(s). Any such appointment shall be as an interim director to fill such vacancy until the next general meeting (and such appointment shall terminate at the commencement of such general meeting).

In addition, a director will cease to be a director if he (i) becomes prohibited by law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (iv) resigns his office by notice to us; (v) has for more than six months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated. Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by the board of directors.

No shareholding qualification shall be required for a Director.

There is no age limit for directors of the Company.

In the case of an equality of votes on any matter arising at any meeting of the directors, the chairperson of the board of directors shall exercise a second or casting vote.

Borrowing Power of Directors

The board may exercise all the powers of the Company to raise capital or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Directors’ Interests

A director must disclose any material interest pursuant to our second amended and restated memorandum and articles of association, and such director may not vote at any meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty. The director shall be counted in the quorum present at a meeting when any such resolution is under consideration and such resolution may be passed by a majority of the disinterested directors present at the meeting even if such disinterested directors together constitute less than a quorum.

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

Inspection of Books and Records

Holders of ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges, and special resolutions of our shareholders). Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act, Nasdaq rules, or other applicable law or authorized by the directors or by ordinary resolution.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025 based on the material weaknesses described below. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

As we were in the process of implementing such remedial measures as of December 31, 2025, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2025. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for the purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies may have been identified. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

	For the year ended December 31,
	2025	2024
Audit fees (1)	$250,000	$250,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$250,000	$250,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards.  A copy of the policy was filed as Exhibit 11.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 as filed with the SEC on May 15, 2025.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1†	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our Form 6-K (File No. 001-42007) filed with the Securities and Exchange Commission on September 29, 2025)
2.1†	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
2.2†	Representative’s Warrant, dated April 22, 2024, issued to WestPark Capital, Inc. (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K (File No. 001-42007) filed with the Securities and Exchange Commission on April 23, 2024)
2.3*	Description of Securities
4.1†	Indemnification Escrow Agreement, dated April 17, 2024, by and among the Company, WestPark Capital, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2024)
4.2†	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.3†	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.4†	Form of Independent Director Agreement between the registrant and certain of its independent directors(incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.5†	Form of Independent Director Agreement between the registrant and its U.S. independent director(incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
4.6†	Form of Employment Agreement between the registrant and its officers (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)

4.7†	Unofficial English Translation of Shenzhen Housing Lease, dated as of October 1, 2024, by and between Shenzhen CDT Environmental Technology Co., Ltd. and Shenzhen Science and Technology Industrial Park (Group) Co., Ltd. (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (File No. 001-42007) as filed with the Securities and Exchange Commission on May 15, 2025)
4.8†	Employment Agreement, dated as of September 1, 2019, by and between Yunwu Li and the registrant (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
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

4.11*	Employment Agreement, dated as of May 1, 2025, by and between Xiong Zuhong and the registrant
4.12†	Unofficial English Translation of Contract for the Subcontracting of the Inland River Water Environmental Comprehensive Improvement PPP Project in Lianjiang County Urban Area, dated as of January 9, 2023, by and between Longyuan Construction Group Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)
4.13†	Unofficial English Translation of Zhongshan City Comprehensive Treatment Project Contract for Non-up-to-standard Water Body, dated as of April 5, 2021, by and between Shenzhen Beier Environmental Protection Technology Co., Ltd and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
4.14†	Unofficial English Translation of Drainage Pipe Network Reconstruction Project (EPC) Project in Guankouhouxi Area Trenchless Pipeline Repair and Sporadic Works, dated as of September 30, 2021, by and between CCCC Shanghai Dredging Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
4.15†	Unofficial English Translation of Neitianxi Wuxing Community Sewage Treatment Station and Storage Tank Project (Storage Tank) Equipment Procurement, Installation and Auxiliary Material Procurement, Technical Service and Construction Contract, dated as of October 15, 2021, by and between Zhongjian Xinhongding Environment Group Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
4.16†	Unofficial English Translation of China Construction Eighth Engineering Bureau Co., Ltd. Wuyishan City Rural Domestic Wastewater Upgrading and Treatment Integrated Design, Procurement, Construction, and Operation Project for the Years 2021 to 2025, dated as of September 28, 2022, by and between China Construction Eighth Engineering Bureau Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)
4.17†	Unofficial English Translation of China Construction Eighth Engineering Bureau Co., Ltd. Wuyishan City Rural Domestic Wastewater Upgrading and Treatment Integrated Design, Procurement, Construction, and Operation Project for the Years 2021 to 2025, dated as of July 21, 2023, by and between China Construction Eighth Engineering Bureau Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)

4.18†	Form of Share Subscription Agreement (incorporated by reference to Exhibit 10.1 to our Form 6-K (File No. 001-42007) filed with the Securities and Exchange Commission on January 5, 2026)
4.19†	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-293986) filed with the Securities and Exchange Commission on March 4, 2026)
8.1*	List of Subsidiaries
11.1†	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on February 12, 2021)
11.2†	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F (File No. 001.42007) filed with the Securities and Exchange Commission on May 15, 2025)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Letter of Wei, Wei & Co., LLP, dated April 26, 2024 (incorporated by reference to Exhibit 16.1 to the Report on Form 6-K (File No. 001-42007) filed with the Securities and Exchange Commission on April 26, 2024)
15.2*	Consent of Enrome LLP
97.1†

Incentive-Based Compensation Recovery Policy (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F (File No. 001-42007) filed with the Securities and Exchange Commission on May 15, 2024)

101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File

†	Previously filed.
*	Filed herewith
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors

Date: May 15, 2026

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
CDT Environmental Technology Investment Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CDT Environmental Technology Investment Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, change in shareholders’ equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operation and cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to consolidated financial statements, the Company had incurred net losses of $10.37 million and had negative cash flows from operating activities of $1.49 million for the year ended December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

Singapore

May 15, 2026

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$66,686	$124,379
Accounts receivable, net	44,128,933	45,188,231
Other receivables, net	189,800	424,313
Other receivables - related parties	124,752	123,532
Contract assets	39,309,995	31,438,860
Prepayments and other current assets, net	497,181	405,136
Total current assets	84,317,347	77,704,451

OTHER ASSETS
Property and equipment, net	1,087,057	1,291,322
Intangible assets, net	—	5,628
Deferred tax assets, net	3,499,649	1,208,689
Contract assets, noncurrent	—	8,550,498
Escrow	—	600,000
Total other assets	4,586,706	11,656,137

Total assets	$88,904,053	$89,360,588

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$39,221,439	$36,347,893
Short-term loans - banks	1,153,654	1,814,551
Short-term loans - third parties	2,057,311	836,765
Short-term loans - related parties	2,560,675	2,794,894
Other payables and accrued liabilities	2,298,833	2,220,896
Other payables - related party	256,348	256,863
Contract liabilities	28,809	28,026
Taxes payable	10,329,598	7,408,674
Total current liabilities	57,906,667	51,708,562

OTHER LIABILITIES
Long-term loan - bank	357,495	213,969
Total other liabilities	357,495	213,969

Total liabilities	58,264,162	51,922,531

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Class A Ordinary Shares, $0.0025 par value, 94,000,000 shares authorized, 13,525,000 and 10,825,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	33,813	27,063
Class B Ordinary Shares, $0.0025 par value, 6,000,000 shares authorized, none issued and outstanding as of December 31, 2025 and 2024	—	—
Additional paid-in capital	14,316,883	11,578,633
Statutory reserves	3,433,589	3,433,589
Retained earnings	14,258,161	24,455,403
Accumulated other comprehensive loss	(1,429,733)	(2,210,909)
Total CDT Environmental Technology Investment Holdings Limited shareholders’ equity	30,612,713	37,283,779

Noncontrolling interests	27,178	154,278
Total shareholders’ equity	30,639,891	37,438,057

Total liabilities and shareholders’ equity	$88,904,053	$89,360,588

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2025	2024	2023

REVENUES
Sewage treatment systems	$17,279,031	$28,417,150	$32,267,593
Sewage treatment services and others	946,788	1,348,055	1,942,326
Total revenues	18,225,819	29,765,205	34,209,919

COST OF REVENUES
Sewage treatment systems	10,074,628	17,779,226	21,630,216
Sewage treatment services and others	592,234	739,502	1,194,817
Total cost of revenues	10,666,862	18,518,728	22,825,033

GROSS PROFIT	7,558,957	11,246,477	11,384,886

OPERATING EXPENSES:
Selling	162,602	108,637	106,147
General and administrative	2,160,434	2,164,457	2,674,519
Research and development	47,602	61,786	80,948
Share-based compensation	2,145,000	454,250	—
Provision for (Recovery from) credit loss, net	14,694,723	6,459,240	(88,221)
Total operating expenses	19,210,361	9,248,370	2,773,393

(LOSS) INCOME FROM OPERATIONS	(11,651,404)	1,998,107	8,611,493

OTHER INCOME (EXPENSE)
Interest income	105	471	15,510
Interest expense	(91,446)	(136,757)	(106,130)
Other income (expense), net	110,637	6,504	(92,939)
Total other income (expense), net	19,296	(129,782)	(183,559)

(LOSS) INCOME BEFORE INCOME TAXES	(11,632,108)	1,868,325	8,427,934

INCOME TAXES (BENEFIT) EXPENSE	(1,266,021)	462,043	1,403,880

NET (LOSS) INCOME	(10,366,087)	1,406,282	7,024,054

Less: net loss attributable to noncontrolling interest	(168,845)	(46,909)	(393,652)

NET(LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS OF CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$(10,197,242)	$1,453,191	$7,417,706

NET (LOSS) INCOME	(10,366,087)	1,406,282	7,024,054

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	789,332	(204,383)	(497,722)

TOTAL COMPREHENSIVE (LOSS) INCOME	(9,576,755)	1,201,899	6,526,332

Less: Comprehensive loss attributable to noncontrolling interest	(160,689)	(49,804)	(372,574)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS OF CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$(9,416,066)	$1,251,703	$6,898,906

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	12,141,807	10,320,628	9,200,000

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.84)	$0.14	$0.81

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

						Accumulated
			Additional	Retained earnings		other		Total
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling	shareholders’
	Shares	Par value	capital	reserves	Unrestricted	loss	interest	equity
BALANCE, January 1, 2023	9,200,000	23,000	$7,453,265	$2,396,539	$16,621,556	$(1,490,621)	$556,172	25,559,911
Net income attributable to shareholders of CDT Environmental Technology Investment Holdings Limited	—	—	—	—	7,417,706	—	—	7,417,706
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(393,652)	(393,652)
Statutory reserve	—	—	—	796,316	(796,316)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(518,800)	21,078	(497,722)
BALANCE, December 31, 2023	9,200,000	23,000	7,453,265	3,192,855	23,242,946	(2,009,421)	183,598	32,086,243
Net income attributable to shareholders of CDT Environmental Technology Investment Holdings Limited	—	—	—	—	1,453,191	—	—	1,453,191
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(46,909)	(46,909)
Issuance of ordinary shares and warrants in initial public offerings, net of issuance costs	1,500,000	3,750	3,671,431	—	—	—	—	3,675,181
Share-based compensation to third parties	125,000	313	453,937	—	—	—	—	454,250
Statutory reserve	—	—	—	240,734	(240,734)	—	—	—
Derecognition of noncontrolling interest upon disposal of subsidiaries	—	—	—	—	—	—	20,484	20,484
Foreign currency translation adjustments	—	—	—	—	—	(201,488)	(2,895)	(204,383)
BALANCE, December 31, 2024	10,825,000	27,063	11,578,633	3,433,589	24,455,403	(2,210,909)	154,278	37,438,057
Net loss attributable to shareholders of CDT Environmental Technology Investment Holdings Limited	—	—	—	—	(10,197,242)	—	—	(10,197,242)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(168,845)	(168,845)
Issuance of ordinary shares from share subscription agreement	1,200,000	3,000	597,000	—	—	—	—	600,000
Share-based compensation	1,500,000	3,750	2,141,250	—	—	—	—	2,145,000
Derecognition of noncontrolling interest upon disposal of subsidiaries	—	—	—	—	—	—	33,589	33,589
Foreign currency translation adjustments	—	—	—	—	—	781,176	8,156	789,332
BALANCE, December 31, 2025	13,525,000	33,813	14,316,883	3,433,589	14,258,161	(1,429,733)	21,178	30,639,891

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(10,366,087)	$1,406,282	$7,024,054
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	235,099	263,109	331,336
Amortization of intangible assets	5,629	10,603	11,355
Amortization of right-of-use assets	—	70,975	95,695
Provision for (Recovery from) credit loss, net	14,694,723	6,459,240	(88,221)
Gain on disposal of subsidiaries	(34,468)	(132,844)	—
Loss on disposal of equipment	962	60,895	119,069
Deferred tax (benefit) expense	(2,196,153)	(966,395)	46,745
Share-based compensation	2,145,000	454,250	—
Change in operating assets and liabilities
Accounts receivable	(12,081,146)	(23,087,580)	(9,240,652)
Other receivables	(45,829)	(613,173)	(247,609)
Contract assets	1,747,586	(1,409,441)	(13,579,514)
Contract costs	—	—	889,180
Deferred costs	—	—	45,194
Prepayments and other current assets	(149,223)	50,175	1,735,536
Accounts payable	1,808,172	13,005,301	9,216,778
Other payables and accrued liabilities	103,431	440,732	(45,075)
Contract liabilities	—	14	(280)
Lease liabilities	—	(82,027)	(91,010)
Taxes payable	2,641,347	2,082,856	644,753
Net cash (used in) operating activities	(1,490,957)	(1,987,028)	(3,132,666)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(2,233)	(3,893)	(21,550)
Cash received from disposal of equipment	1,135	—	38,379
Repayments from third parties	—	—	56,764
Repayments from related parties	—	—	169,993
Cash deposit into escrow	—	600,000	—
Cash release from escrow	—	—	—
Net cash release from disposal of subsidiaries	(5)	(41,356)	—
Loan to related parties	2,170	(9,584)	—
Net cash provided by investing activities	1,067	545,167	243,586

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of initial public offering (“IPO”) costs	—	—	(46,859)
Net proceed received from IPO	—	4,284,498	—
Proceed from IPO placed in escrow	—	(600,000)	—
Net proceed received from share subscription agreement	600,000	—	—
Proceeds from short-term loans - banks	1,096,348	1,756,967	2,108,789
Repayments of short-term loans - banks	(1,933,105)	(2,663,952)	(355,840)
Proceeds from long-term loan - bank	347,826	252,196	255,439
Repayments of long-term loan - bank	(69,565)	(36,695)	(67,576)
Proceeds from short-term loans - third parties	1,164,797	533,115	(134,957)
Repayments of other payables - related parties, net	—	(29,390)	14,191
Proceeds from (Repayments of) short-term loans - related parties, net	192,001	(2,478,013)	1,216,973
Net cash provided by financing activities	1,398,302	1,018,726	2,990,160

EFFECT OF EXCHANGE RATE CHANGES	33,895	279,412	(32,842)

NET CHANGE IN CASH AND RESTRICTED CASH	(57,693)	(143,723)	68,238

CASH, BEGINNING OF THE YEAR	124,379	268,102	199,864

CASH, END OF THE YEAR	$66,686	$124,379	$268,102

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$141	$7,271
Cash paid for interest	$89,695	$137,072	$106,130

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING INFORMATION:

Derecognition of operating right of use assets and lease liabilities upon termination of the leases	$—	$22,434	$—
Payment of Initial public offering (“IPO”) costs from IPO proceed	$—	$364,576	$—
Repayments of other payables-related parties through fund release from escrow	$600,000	$—	$—

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

The accompanying consolidated financial statements reflect the activities of CDT Cayman and each of the following entities as of December 31, 2025:

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
Shenzhen CDT Environmental Technology Co., Ltd. (“Shenzhen CDT”)

● A PRC limited liability company

● Incorporated on August 27, 2012

● Registered capital of RMB 60,000,000

● Developing, producing, selling and installing sewage treatment systems and providing sewage treatment services

100% collectively owned by Ultra HK (15%) and CDT HK (85%)
Beijing Minyun Environmental Technology Co., Ltd., formerly known as Beijing CDT Environmental Technology Co., Ltd. (“BJ CDT”) (4)	● A PRC limited liability company ● Incorporated on April 25, 2016 ● Registered capital of RMB 20,000,000 ● Providing sewage treatment services	100% owned by Shenzhen CDT
Fuzhou LSY Environmental Technology Co., Ltd. (“FJ LSY”)	● A PRC limited liability company ● Incorporated on March 13, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Tianjin CDT Environmental Technology Co., Ltd. (“TJ CDT”)	● A PRC limited liability company ● Incorporated on October 22, 2014 ● Registered capital of RMB 10,000,000 ● Providing sewage treatment services	100% owned by Shenzhen CDT
Chengde CDT Environmental Technology Co., Ltd. (“CD CDT”)	● A PRC limited liability company ● Incorporated on March 26, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Beijing Innovation CDT Environmental Technology Co., Ltd. (“BJ CX CDT”)	● A PRC limited liability company ● Incorporated on September 7, 2016 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Baoding CDT Environmental Technology Co., Ltd. (“BD CDT”) (3)	● A PRC limited liability company ● Incorporated on October 21, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Hengshui CDT Environmental Technology Co., Ltd. (“HS CDT”)	● A PRC limited liability company ● Incorporated on May 18, 2015 ● Registered capital of RMB 3,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Guangxi CWT Environmental Technology Co., Ltd. (“GX CDT”) (1)	● A PRC limited liability company ● Incorporated on January 29, 2016 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Huzhou CDT Environmental Technology Co., Ltd. (“HZ CDT”)	● A PRC limited liability company ● Incorporated on February 6, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Hohhot CDT Environmental Technology Co., Ltd. (“HHHT CDT”)	● A PRC limited liability company ● Incorporated on February 11, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Taiyuan CDT Environmental Technology Co., Ltd. (“TY CDT”) (2)	● A PRC limited liability company ● Incorporated on March 23, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Shaowu Fuluoneng Energy Technology Co., Ltd. (“Shaowu”)	● A PRC limited liability company ● Incorporated on December 8, 2025 ● Registered capital of RMB 10,000,000 ● Providing organic waste conversion services	100% owned by Shenzhen CDT

(1)	In March 2024, the Company disposed of its entire 51% ownership in GX CDT and transferred its ownership to Chun’E Zhao, the legal representative of GX CDT for consideration of RMB 500. The disposal of GX CDT did not have a material impact on the Company’s consolidated financial statements.

(2)	In June 2024, the Company disposed of its entire 51% ownership in TY CDT and transferred its ownership to a third party for consideration of RMB 1,000. The disposal of TY CDT did not have a material impact on the Company’s consolidated financial statements.

(3)	In June 2025, the Company BD CDT was dissolved. The dissolution of BD CDT did not have a material impact on the Company’s consolidated financial statements.

(4)	In July 2024, Beijing CDT Environmental Technology Co., Ltd had changed its name to Beijing Minyun Environmental Technology Co., Ltd

Note 2 – Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating requirements and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in installing sewage treatment systems and providing sewage treatment services in both urban and rural areas. The Company’s business is capital intensive. Working capital was approximately $26.41 million as of December 31, 2025, as compared to approximately $26.0 million as of December 31, 2024. As of December 31, 2025, cash on-hand balance was approximately $66,686. In addition to cash on-hand, the Company also has other current assets mainly composed of accounts receivable and contract assets. The Company had accounts receivable, net, of approximately $44.13 million, and contract assets – current of approximately $39.31 million as of December 31, 2025, all of which are short-term in nature and should be collected and utilized within the Company’s operating cycle to be used to support the Company’s working capital needs.

On April 22, 2024, the Company completed the initial public offering (“IPO”) of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $4.3 million after deducting underwriting discounts and commissions and other expenses, and including net proceeds in the amount of $600,000 that were placed in an escrow account for 24-months following the closing of the IPO. As of December 31, 2025, the restrictions on such funds had been early released. Accordingly, the balance of the escrow account related to the IPO was $0 as of December 31, 2025, compared to $600,000 as of December 31, 2024.

Although the Company believes that it can realize its current assets in the normal course of business, its ability to repay its current obligations will depend on the future realization of its current assets. Management has considered historical experience, the economic environment, trends in the sewage treatment industry, and the expected collectability of accounts receivable and contract assets as of December 31, 2025. The Company expects to realize these outstanding balances, net of allowance within the normal operating cycle of twelve-months. As of the date of the issuance of these consolidated financial statements, the Company has received approximately $1.90 million of its accounts receivable. If the Company is unable to realize its current assets within the normal twelve-month operating cycle, the Company may have to consider supplementing its available sources of funds through the following:

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

Noncontrolling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interest’s operating results are presented on the face of the consolidated statements of operation and comprehensive (loss) income as an allocation of the total income for the year between noncontrolling shareholders and the shareholders of the Company.

Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the estimated cost or input measure method used to calculate the revenue recognized in the Company’s sewage treatment systems installation business, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, allowance for credit losses and allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

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

Translation adjustments included in accumulated other comprehensive loss amounted to $1,429,733 and $2,210,909 as of December 31, 2025 and December 31, 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2025 and December 31, 2024 were translated at RMB 6.99 and RMB 7.19 to $1.00, respectively, and at HKD 7.78 and HKD 7.77 to $1.00, respectively. The shareholders’ equity accounts are stated at their historical exchange rates. The average translation rates applied to the statements of income accounts for the years ended December 31, 2025, 2024, and 2023 were to RMB 7.19 RMB 7.14, and RMB 7.05 to $1.00, respectively, and were HKD 7.80, HKD 7.80, and HKD 7.83 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash

Cash consists of cash on hand and deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Company records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in the consolidated statements of operating and comprehensive (loss) income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. As of December 31, 2025 and December 31, 2024, the Company provided allowance for credit losses against its accounts receivable amounted to $24,256,924 and $9,267,851 , respectively.

Other receivables, net

Other receivables primarily include advances to employees, and other deposits. The Company measures credit losses on its other receivables using the current expected credit loss model under ASC 326. As of December 31, 2025 and December 31, 2024, the Company provided allowance for credit losses of $773,594 and $468,219, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company had recovered $46,304, $25,829, and $0 from previous allowance for credit losses, respectively, and for the years ended December 31, 2025, 2024, and 2023, the bad debt expense for other receivables amounted to $0, $0, and $34,189.

Contract assets and contract liabilities

Projects with performance obligations recognized over time that have revenue recognized to date but not yet billed are reported on our consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets having billing terms with the unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent an entity's obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer, which typically arises when cash is collected or billings occur in advance of performance.

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

For any prepayments determined by management that will not be completed by the receipt of inventories, services, or refunded, the Company will recognize an allowance account to reserve for such balances. Management reviews its advances to suppliers on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance after management has determined that the likelihood of completion or collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2025 and December 31, 2024, allowance for doubtful account for prepayments was $356,552 and $276,198, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Building	45 years
Equipment	4 - 10 years
Office equipment, fixtures and furniture	3 - 5 years
Automobiles	5 - 10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operation and comprehensive (loss) income. Expenditures for maintenance and repairs are charged to operations as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025 and December 31, 2024, no impairment of long-lived assets was recognized.

Escrow

In connection with the closing of the Company’s initial public offering in April 2024, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twenty-four months after the closing date of the initial public offering. During the year ended December 31, 2025, the Company obtained an early release of the escrow restrictions and withdrew the full amount of $600,000 from the escrow account. As of December 31, 2025 and December 31, 2024, the balance of the escrow account related to IPO was $0 and $600,000, respectively.

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

Accounts payable

Accounts payable represent liabilities for goods or services provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Short-term loans and borrowing costs

Short-term loans represent borrowings with original maturities of one year or less from the date of issuance. They are initially recognized at the proceeds received, net of direct debt issuance costs. Interest on short-term loans is accrued as an expense in the period incurred based on the stated interest rate and outstanding principal balance, in accordance with ASC 835. Borrowing costs, including interest and debt issuance costs, are recognized as expenses in the period incurred, unless eligible for capitalization under ASC 835-20.

Short-term loans are classified as current liabilities on the consolidated balance sheets. Any portion of a short-term loan that the Company has both the intent and ability to refinance on a long-term basis may be classified as non-current in accordance with ASC 470-10.

Other payables and accrued liabilities

Other payables accrued expenses primarily consist of other payables and payroll-related payables incurred in the ordinary course of business.

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

As of December 31, 2025, the Company had transaction price allocated to remaining performance obligations for sewage treatment system installation amounting to $2,421,017 which is expected to be recognized upon the satisfaction of the performance obligations within 12 months from December 31, 2025 using an input measure method.

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

The maintenance contract revenue is embedded in the installation contract but clearly identifiable for such maintenance services, which is generally between one to two years after installation. This clause includes identifiable payment terms within the sales contract, which the Company believes can be distinguished from the installation services should the Company need to separately enter the installation and maintenance service contracts. Maintenance services revenues are immaterial to the Company’s consolidated statements of operation and comprehensive (loss) income for the years ended December 31, 2025, 2024, and 2023.

As of December 31, 2025, the Company had transaction price allocated to remaining performance obligations for rendering sewage treatment services amounting to $979,790 which is expected to be recognized within 12 months from December 31, 2025 and $0 is expected to be recognized subsequent to December 31, 2026, all on a straight-line basis.

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

The Company’s disaggregated revenue streams are summarized and disclosed in Note 16.

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period is one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Warranty provision

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under FASB ASC 460, “Guarantees”. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranties is based on actual warranty experience or the Company’s best estimate. There were no such reserves for the years ended December 31, 2025, 2024, and 2023, because the Company’s historical warranty expenses have been immaterial to the Company’s consolidated financial statements.

Advertising costs

Advertising costs amounted to $1,319, $6,053, and 22,677 for the years ended December 31, 2025, 2024, and 2023 respectively. Advertising costs are expensed as incurred and included in selling expenses.

Research and development (“R&D”)

R&D expenses include salaries and other compensation-related expenses paid to the Company’s research and product development personnel while they are working on R&D projects, as well as raw materials used for the R&D projects. R&D expenses amounted to $47,602, $61,786, and 80,948 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Share-based compensation

The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, share compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received.

Comprehensive loss

Comprehensive loss consists of two components, net income and other comprehensive income. Other comprehensive loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists entirely of foreign currency translation adjustments resulting from the U.S. dollar not being the Company’s functional currency.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share”. FASB ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding during the reporting period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024, and 2023, there were no potential dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $71,488, $83,687, and $166,199 for the years ended December 31, 2025, 2024, and 2023, respectively.

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

The Company reviews the impairment of its ROU asset consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of its operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2025, 2024, and 2023, the Company did not recognize an impairment loss on its operating lease ROU asset.

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

New Accounting Standards That Had Been Adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU enhances the transparency and decision usefulness of income tax disclosures by requiring more consistent categories and greater disaggregation in the effective tax rate reconciliation, as well as income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 effective January 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements and primarily resulted in enhanced income tax disclosures.

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

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which clarified the effective date guidance included in ASU 2024-03 for non-calendar year-end public business entities. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326), which provides a practical expedient for estimating expected credit losses related to current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance and does not expect it to have a material impact on its financial statements.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this guidance will have on its interim financial statement disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flow.

Note 4 – Accounts receivable, net

Accounts receivable, net consists of the following:

	As of December 31, 2025	As of December 31, 2024

Accounts receivable	$68,385,857	$54,456,082
Allowance for credit loss	(24,256,924)	(9,267,851)
Total accounts receivable, net	$44,128,933	$45,188,231

Movements of allowance for credit loss are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Beginning balance	$9,267,851	$3,009,363	$3,189,642
Addition	14,382,434	6,379,841	246,336
Recovery*	(42,778)	(4,656)	(374,078)
Disposal of GX CDT and TY CDT	—	(4,115)	—
Exchange rate effect	649,417	(120,812)	(52,537)
Ending balance	$24,256,924	$9,267,851	$3,009,363

*	The Company recovered accounts receivable for the years ended December 31, 2025, 2024 and 2023 due to collection of accounts receivable balances that had been provided for as allowance in prior periods.

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

Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consist of the following:

	As of December 31, 2025	As of December 31, 2024

Revenue recognized	$147,290,371	$97,333,105
Less: progress billings	(107,980,376)	(57,343,747)
Contract assets	$39,309,995	$39,989,358
Contract assets, current	$39,309,995	$31,438,860
Contract assets, non-current	$—	$8,550,498

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31, 2025	As of December 31, 2024

Building	$1,149,705	$1,118,469
Equipment	1,572,900	1,474,577
Office equipment, fixtures and furniture	54,529	52,400
Automobiles	463,888	486,950
Subtotal	3,241,022	3,132,396
Less: accumulated depreciation	(2,153,965)	(1,841,074)
Property and equipment, net	$1,087,057	$1,291,322

Depreciation expense for the years ended December 31, 2025, 2024, and 2023 amounted to $235,099, $263,109, and $331,336, respectively.

Note 7 – Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31, 2025	As of December 31, 2024

Patents	$118,265	$115,051
Less: accumulated amortization	(118,265)	(109,423)
Intangible assets, net	$—	$5,628

Amortization expense For the years ended December 31, 2025, 2024, and 2023 amounted to $5,629, $10,603, and $11,355, respectively.

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of December 31, 2025	As of December 31, 2024

Payables to non-trade vendors and service providers	$1,385,662	$1,381,806
Salary payable	913,171	839,090
Total other payables and accrued liabilities	$2,298,833	$2,220,896

 Note 9 – Related party balances and transactions

Related party balances

Other receivables - related parties

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024

Fujian Tantan Technology Co, Ltd (“FJ Tantan”)	FJ Tantan’s legal representative is the secretary of Fujian Hongfa Group Ltd (“Fujian Hongfa”). Fujian Hongfa is the shareholder of FJ LSY.	Interest free, due on June 15, 2026	$112,683	$109,621
Fuzhou Jinhui Environmental service Co, Ltd	Fujian Jinshun environmental Co, Ltd (“Jinshun”) is the major shareholder of FZ Jinhui. Weihao Chen is the Major shareholder of Jinshun, and the legal representative of FZ LSY.	Interest free, due on August 31, 2026	12,069	—
Yueyu Qi	Spouse of Wang who is a supervisor of Huzhou CDT	Interest free, debts offset claims, signed April 2025	—	13,911
Total			$124,752	$123,532

Other payables – related party

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024

Wanqiang Lin	Director of Ultra HK	Advance payment for operational expenses of the Company pending for reimbursement	$256,348	$256,863

Short-term loans - related parties

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024

Beijing Minhongyun Energy Supply Co. Ltd.	Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd is the director of this entity	Interest-free loans due on November 30, 2025 extended to November 30, 2026	$1,078,206	$1,048,912
Shenzhen Li Yaxin Industrial Co., Ltd	Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole shareholder of this entity	Interest-free loans due on December 10, 2025, extended to December 31, 2026	90,804	97,379
Yunwu Li	Chairman of CDT Environmental Technology Co., Ltd.	Interest-free loans due on October 31, 2025, extended to December 31, 2026	635,131	846,854
Jianzhong Zhao	Legal Representative, General Manager and Director of Hohhot CDT Environmental Technology Co., Ltd.	Interest-free loans due on December 31, 2025, extended to December 31, 2026	176,073	237,868
Jianshan Ma	Director and General Manager of Chengde CDT Environmental Technology Co., Ltd.	Interest-free loans due on December 31, 2025, extended to December 31, 2026	85,746	95,264
Yan Wang	Relative of Ying Wang, Supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans due on February 28, 2025, extended to February 28, 2027	179,120	157,978
Shaozhao Xu	Project manager of Shenzhen CDT Environmental Technology Co., Ltd	Interest free, due on December 31, 2026	315,595	310,639
Total			$2,560,675	$2,794,894

Interest expense pertaining to the loans for the years ended December 31, 2025, 2024, and 2023 were amounted to $0, respectively.

Note 10 – Credit facilities

Short-term loans – banks

Outstanding balances on short-term bank loans consist of the following:

Bank Name	Maturities	Interest Rate	Collateral/ Guarantee	As of December 31, 2025	As of December 31, 2024

China Bank of Communication(1)	January 2025, extended to November 2026	4.2%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is secured by two real estate properties owned by Yunwu Li.	636,342	1,112,904
Zhejiang Hecheng Rural Commercial Bank Co.，Ltd (2)	August 2025, extended to August 2026	3.7-4.3%	Guaranteed by Ying Wang, the operating manager of HZ CDT, and the line of credit is secured by real estate property owned by Ying Wang.	171,598	166,936
Bank of China	November 2025, extended to November 2026	3.5%	None	238,807	317,178
Weizhong Bank	August 2025, extended to August 2026	5.9%	Guaranteed by Zhan Su, the legal representative of BJ CDT	54,475	132,489
Weizhong Bank	November 2025	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	68,011
Weizhong Bank	February 2025 (repaid in February 2025)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	3,784
Weizhong Bank	February 2025 (repaid in February 2025)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	13,249
Sichuan Xinwang Bank Co., Ltd	August 2026	18.0%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	47,665	—
Weizhong Bank	January 2026 (repaid in January 2026)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	681	—
Weizhong Bank	March 2026(repaid in January 2026)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	4,086	—
Total				$1,153,654	$1,814,551

(1)	In August 2022, the Company secured a renewable line of credit (“Line of Credit 1”) worth approximately $1.1 million from China Bank of Communication for a two-year period. This line of credit is backed by the guarantee of Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company, and it is secured by a real estate property owned by Yunwu Li. On January 2, 2024, the Line of Credit 1 was extended to July 14, 2024 and further extended to November 18, 2026.

(2)	On August 30, 2024, the Company entered into a loan agreement with Zhejiang Hecheng Rural Commercial Bank Co Ltd, for approximately $0.2 million. The loan is guaranteed by Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company to be due in August 2025 with 4.3% interest rate per annum. In August 2025, the Company renew such loan with 3.7% interest rate per annum to be due in August 2026.

Long-term loans – bank

Outstanding balances on long-term bank loans consist of the following:

				As of	As of
Bank Name	Maturities	Interest Rate	Collateral/Guarantee	December 31, 2025	December 31, 2024

Sichuan Xinwang Bank Co., Ltd	May 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	115,927
Weizhong Bank	January 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	8,612
Weizhong Bank	March 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	19,873
Zhejiang Hecheng Rural Commercial Bank Co.,Ltd		5.0%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	69,557
Zhejiang Hecheng Rural Commercial Bank Co.,Ltd	August 2026 to October 2027	4.9-5.0%	None	214,497	—
Zhejiang Hecheng Rural Commercial Bank Co.,Ltd	August 2026 to October 2027	4.7%	Guaranteed by Ying Wang, the operating manager of HZ CDT.	71,499	—
Zhejiang Hecheng Rural Commercial Bank Co.,Ltd	August 2026 to October 2027	5.0%	Guaranteed by Ying Wang and Yueyu Qi (Ying Wang’s husband), the operating manager of HZ CDT.	71,499	—
Total				$357,495	$213,969

Short-term loans – third parties

Outstanding balances on long-term third-party loans consist of the following:

				As of	As of
Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	December 31, 2025	December 31, 2024

Lou Hong	September 30, 2025, extended to September 30, 2026	—%	None	$643,492	$626,009
Runze Li	December 31, 2025, extended to December 31, 2026	—%	None	1,483	2,086
Shanghai Xinjing Construction Labor Service Center	November 30, 2025, extended to November 30, 2026	—%	None	214,497	208,670
New Ben Global Enterprises Limited	March 1, 2026	—%	None	983,342	—
Nanjing Chuangbao Management Consulting Partnership Enterprise (Limited Partnership)	Repaid in February 11, 2026	—%	None	214,497	—
Total				$2,057,311	$836,765

Interest expense pertaining to the above loans for the years ended December 31, 2025, 2024, and 2023 were amounted to $91,446, $136,757, and $106,130, respectively.

Note 11 – Taxes

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

PRC

Shenzhen CDT and its subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Shenzhen CDT obtained the “high-tech enterprise” tax status which reduced its statutory income tax rate to 15% . Upon renewal in December 2025, the high-tech enterprise tax status will expire in December 2027. The statutory income tax rate for PRC subsidiaries except Shenzhen CDT for the years ending December 31, 2025 was 25.0%.

Income tax savings due to the preferential rates on taxable subsidiaries For the years ended December 31, 2025, 2024, and 2023 were amounted to $907,713, $418,443, and $100,305, respectively.

The Company’s basic and diluted earning per shares would have been lower by $0.07, $0.01, and $0.01 per share For the years ended December 31, 2025, 2024, and 2023, respectively, without the preferential tax rate reduction.

Income tax expense (benefit) For the years ended December 31, 2025, 2024, and 2023 were amounted to $(1,266,021), $462,043, and $1,403,880, respectively. The effective tax rate for the years ended December 31, 2025, 2024, and 2023 were 10.9%, 24.8% and 16.7%, respectively.

Net income (loss) before income taxes were comprised of the following:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

Domestic income-Cayman Islands	$(2,256,184)	$(619,851)	$—
Foreign income-PRC	(8,814,304)	3,153,986	8,448,457
Foreign income-Hong Kong	(561,620)	(665,810)	(20,523)
Total (loss) income before taxes	$(11,632,108)	$1,868,325	$8,427,934

The components of income tax expense from continuing operations were as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

Current income tax expense
PRC	$930,132	$1,428,438	$1,357,135
Total current income tax expense	930,132	1,428,438	1,357,135
Deferred income tax (benefit) expense
PRC	(2,196,153)	(966,395)	46,745
Total deferred income tax (benefit) expense	(2,196,153)	(966,395)	46,745
Total income tax (benefit) expense	$(1,266,021)	$462,043	$1,403,880

The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

PRC statutory income tax rate	$(2,908,027)	$467,081	$2,106,984
Foreign tax effects
Foreign tax effects-Cayman Islands	564,046	154,963	—
Preferential tax rate on PRC operations	907,713	(264,011)	(706,818)
Change in valuation allowance	162,303	168,104	28,229
Non-taxable or non-deductible items	7,943	(64,094)	(24,515)
Total income tax (benefit) expense	$(1,266,021)	$462,043	$1,403,880

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

PRC statutory income tax rate	25.0%	25.0%	25.0%
Foreign tax effects
Foreign tax effects-Cayman Islands	(4.8%)	8.3%	%
Preferential tax rate on PRC operations	(7.8%)	(14.1%)	(8.4%)
Change in valuation allowance	(1.4%)	9.0%	0.3%
Non-taxable or non-deductible items	(0.1%)	(3.4%)	(0.3%)
Effective tax rate	10.9%	24.7%	16.7%

Deferred tax assets – China and Hong Kong

Significant components of deferred tax assets are as follows:

	December 31, 2025	December 31, 2024

Allowance for credit losses	$3,649,292	$1,354,590
Net operating loss carryforwards	508,006	404,920
Valuation allowance	(657,649)	(550,821)
Deferred tax assets, net	$3,499,649	$1,208,689

As of December 31, 2025 and December 31, 2024, the Company had net operating loss carryforwards of $1,923,516 and $1,658,282, respectively, from the Company’s PRC subsidiaries which were operating at losses, which will expire by December 31, 2030 and 2029, based upon the level of historical operating losses in the Company’s PRC subsidiaries, other than Shenzhen CDT, which were operating at cumulative losses as of December 31, 2025. The Company also had net operating loss carryforwards of $1,996,769 and $1,435,150 as of December 31, 2025 and December 31, 2024, respectively, from Company’s Hong Kong subsidiaries which were operating at losses. The Company believes it is less likely than not that its PRC and Hong Kong operations will be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong. As a result, the Company provided 100% allowance on all deferred tax assets on the net operating losses of $178,539 and $168,120 related to its operations in the PRC as of December 31, 2025 and December 31, 2024, respectively. The Company also provided 100% allowance on all deferred assets on net operating losses of $329,467 and $236,800 related to its operations in Hong Kong as of December 31, 2025 and December 31, 2024, respectively.

Certain of the Company’s allowance for credit losses are for the Company’s PRC subsidiaries which the Company believes it is less likely than not that its PRC operations, other than Shenzhen CDT will be able to fully utilize its deferred tax assets related to the allowance for credit losses in the PRC. As a result, the Company provided 100% allowance on all deferred tax assets on the allowance for credit losses of $149,643 and $145,901 related to its operations in the PRC, other than Shenzhen CDT as of December 31, 2025 and 2024.

Income Taxes Paid

The following table presents income taxes paid, net of refunds, disaggregated by jurisdiction for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

PRC	$—	$141	$7,271
Total cash paid for income taxes	$—	$141	$7,271

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	December 31, 2025	December 31, 2024

VAT taxes payable	$3,232,531	$1,421,831
Income taxes payable	7,106,291	5,982,737
Other taxes payable	(9,224)	4,106
Totals	$10,329,598	$7,408,674

Note 12– Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2025 and 2024, $54,992 and $86,508 were deposited with financial institutions located in the PRC, respectively. The deposit insurance system in China only insures each depositor at each bank for a maximum of approximately $71,499 (RMB 500,000). As of December 31, 2025 and 2024, nil were over the China deposit insurance limit, respectively. As of December 31, 2025 and December 31, 2024, $6,680 and $22,279 was deposited with financial institutions located in Hong Kong, respectively. The deposit insurance system in Hong Kong only insures each depositor at each bank for a maximum of approximately $64,240 (HKD 500,000). As of December 31, 2025 and 2024, none of these balances are over the Hong Kong Deposit Protection Board limit.

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

The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. The RMB depreciated by 2.7% against the U.S. dollar from December 31, 2024 to December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

Customer concentration risk

For the year ended December 31, 2025, three customers accounted for 46.6%, 20.3% and 12.1% of the Company’s total revenues, respectively. For the year ended December 31, 2024, five customers accounted for 22.1%, 21.1%, 15.9%, 13.7% and 12.2% of the Company’s total revenues, respectively. For the year ended December 31, 2023, two customers accounted for 23.4% and 10.2% of the Company’s total revenues, respectively.

As of December 31, 2025, five customers accounted for 17.4%, 15.3%, 14.6%, 11.9% and 10.9% of total balance of accounts receivable, respectively. As of December 31, 2024, four customers accounted for 25.0%, 16.3%, 14.3% and 13.1% of total balance of accounts receivable, respectively.

Vendor concentration risk

For the years ended December 31, 2025, three vendors accounted for 26.0%, 25.2% and 16.6% of the Company’s total purchases, respectively. For the years ended December 31, 2024, four vendors accounted for 31.1%, 14.8% and 14.7% of the Company’s total purchases, respectively. For the year ended December 31, 2023, one vendor accounted for 27.3% of the Company’s total purchases, respectively.

As of December 31, 2025, two vendors accounted for 24.9% and 14.5% of total balance of accounts payable, respectively. As of December 31, 2024, three vendors accounted for 17.8%, 15.2% and 11.2% of total balance of accounts payable, respectively.

Note 13 – Shareholders’ equity

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

On December 30, 2020, the shareholders of the Company resolved to divide 50,000,000 of the authorized ordinary shares with a par value of US$ 0.001 (the “Decrease in Share Capital”) into 20,000,000 of the authorized ordinary shares with a par value of US$0.0025. Following the Decrease in Share Capital, the Company’s existing 23,000,000 ordinary shares with a par value of US$0.001 were divided into 9,200,000 ordinary shares with a par value of US$0.0025. The Company considered the above transactions as a 1-for-2.5 reverse split of its ordinary shares. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to FASB ASC 260. All share and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively adjusted to reflect the share split.

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

On September 23, 2025, the Company adopted its Second Amended and Restated Memorandum and Articles of Association, pursuant to which the authorized share capital was revised to US$250,000 divided into 94,000,000 Class A ordinary shares and 6,000,000 Class B ordinary shares, each with a par value of US$0.0025 per share. The amendment reclassified the Company’s ordinary share structure into Class A and Class B ordinary shares, with Class A ordinary shares entitled to one vote per share and Class B ordinary shares entitled to twenty votes per share and convertible into Class A ordinary shares on a one-for-one basis at the option of the holder. Any transfer of Class B ordinary shares to a non-affiliate will automatically result in conversion into Class A ordinary shares. The amendment also increased the Company’s authorized share capital; however, it did not constitute a stock split or reverse split and did not have any immediate impact on the Company’s consolidated financial statements, shareholders’ equity, or results of operations, as no additional shares or other equity instruments were issued in connection with the amendment.

On December 8, 2025, the Company entered into share purchase agreements with three investors, pursuant to which the Company issued an aggregate of 1,200,000 ordinary shares with a par value of US$0.0025 per share at a purchase price of US$0.50 per share, resulting in gross proceeds to the Company of US$600,000. These shares are subject to a 6-month lock-up restriction from the date of issuance, during which the shares may not be sold, transferred, pledged or otherwise disposed of, and are deemed restricted shares under the U.S. Securities Act of 1933. As of December 31, 2025, all 1,200,000 restricted shares remain outstanding and subject to transfer restrictions, and are not freely tradable under applicable securities laws.

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

As a result of the foregoing restrictions, CDT PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict CDT PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2025 and 2024, amounts restricted are the paid-in-capital and statutory reserve of CDT PRC entities, which amounted to $8,260,051 and $8,260,051, respectively.

Statutory reserves

For the years ended December 31, 2025, 2024, and 2023, CDT PRC entities collectively attributed $0, $240,734 and $796,316 of retained earnings for their statutory reserves, respectively.

Share-based compensation

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

On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan authorizes the issuance of up to 1,500,000 Class A ordinary shares and is intended to provide equity-based compensation to employees, directors, and consultants of the Company and its affiliates. Awards under the 2025 Plan may include non-qualified stock options, incentive stock options, restricted stock awards, and unrestricted stock awards. As of December 31, 2025, a total of 1,500,000 Class A ordinary shares had been issued to one employee and two consultants pursuant to the 2025 Plan. The Company determined the aggregate fair value of the equity-based compensation granted to be $2,145,000, which was recorded as share-based compensation expense for the years ended December 31, 2025.

Note 14 – Leases

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

For operating leases that include rent escalation clauses, the Company recognized lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of operation and comprehensive (loss) income.

During the years ended December 31, 2025 and 2024, the Company did not enter into any new lease agreements that would require recognition of initial right-of-use (“ROU”) assets and corresponding operating lease liabilities. The Company’s lease agreements do not include material residual value guarantees or restrictive covenants.

The following table presents operating lease cost reported in the consolidated statements of operation and comprehensive (loss) income:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

Operating lease cost	$—	$70,862	$109,184
Short-term lease cost	200,625	53,891	105,517
Total	$200,625	$124,753	$214,701

Note 15 – Commitments and contingencies

Legal contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Note 16 – Segments information

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

The following table presents the significant revenue, cost of revenue and expense categories of the Company’s single operating segment:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

Sewage treatment systems	$17,279,031	$28,417,150	$32,267,593
Sewage treatment services and others	946,788	1,348,055	1,942,326
Total revenues	18,225,819	29,765,205	34,209,919

Sewage treatment systems	10,074,628	17,779,226	21,630,216
Sewage treatment services and others	592,234	739,502	1,194,817
Total cost of revenues	10,666,862	18,518,728	22,825,033

Total gross profit	$7,558,957	$11,246,477	$11,384,886

Less:
Selling expense	162,602	108,637	106,147
Depreciation expense	149,050	148,280	165,683
Salary expense	923,569	255,049	991,037
Rent	200,625	124,753	214,701
Professional fee	703,406	1,296,218	679,438
Other general and administrative expense	183,784	340,157	623,660
Research and development expense	47,602	61,786	80,948
Share-based compensation	2,145,000	454,250	—
Provision for (Recovery from) credit losses, net	14,694,723	6,459,240	(88,221)
Other (income) expense, net	(19,296)	129,782	183,559
(Loss) Income before income taxes	(11,632,108)	1,868,325	8,427,934
Income taxes (benefit) expenses	(1,266,021)	462,043	1,403,880
Net (loss) income	$(10,366,087)	$1,406,282	$7,024,054

Note 17 – Subsequent events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date of this audit report. No other events require adjustment to or disclosure in the consolidated financial statements other than the following:

On April 17, 2026, the Company entered into securities purchase agreements with certain investors for the issuance and sale of an aggregate of 62,000,000 ordinary shares of the Company at a purchase price of $0.105 per share, for aggregate gross proceeds of $6,510,000. As of the date of issuance of the consolidated financial statements, the Company had completed the transaction and received the proceeds in full.

Note 18 – Financial information of the parent company

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

The Company does not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025 and 2024.

PARENT COMPANY BALANCE SHEETS

	December 31, 2025	December 31, 2024

ASSETS
OTHER ASSET
Investment in subsidiaries	$30,612,713	$37,283,779
Total asset	$30,612,713	$37,283,779

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0025 par value, 20,000,000 shares authorized, 12,325,000 and 10,825,000 shares outstanding as of December 31, 2025 and 2024	33,813	27,063
Additional paid-in capital	147,316,883	11,578,633
Statutory reserves	3,433,589	3,433,589
Retained earnings	14,258,161	24,455,403
Accumulated other comprehensive loss	(1,429,733)	(2,210,909)
Total shareholders’ equity	30,612,713	37,283,779

Total liabilities and shareholders’ equity	$30,612,713	$37,283,779

PARENT COMPANY STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

EQUITY (LOSS) INCOME OF SUBSIDIARIES	$(10,197,242)	$1,453,191	$7,417,705

NET (LOSS) INCOME	(10,197,242)	1,453,191	7,417,705

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	781,176	(201,488)	(518,799)
COMPREHENSIVE (LOSS) INCOME	$(9,416,066)	$1,251,703	$6,898,906

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(10,197,242)	$1,453,191	$7,417,705
Adjustments to reconcile net income to cash used in operating activities:
Equity (loss) income of subsidiaries	10,197,242	(1,453,191)	(7,417,705)
Net cash used in operating activities	—	—	—

CHANGES IN CASH	—	—	—

CASH, beginning of year	—	—	—

CASH, end of year	$—	$—	$—